As filed with the Securities and Exchange Commission on July 11, 2005

Registration No. 333-124176

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 4 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COLEY PHARMACEUTICAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	06-1506689
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

93 Worcester Street, Suite 101

Wellesley, MA 02481

(781) 431-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert L. Bratzler, Ph.D.

Coley Pharmaceutical Group, Inc.

93 Worcester Street, Suite 101

Wellesley, MA 02481

(781) 431-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

William T. Whelan, Esq. Megan N. Gates, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000	Charles Yon, Esq. Coley Pharmaceutical Group, Inc. 93 Worcester Street, Suite 101 Wellesley, MA 02481 (781) 431-9000	Patrick O’Brien, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7000

Approximate date of commencement of proposed sale to public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated July 8, 2005

PROSPECTUS

             Shares

Coley Pharmaceutical Group, Inc.

Common Stock

This is Coley Pharmaceutical Group, Inc.’s initial public offering. Coley Pharmaceutical Group, Inc. is selling all              of the shares of common stock.

We expect the public offering price to be between $         and $         per share of common stock. Currently, no public market exists for the shares of common stock. We have applied to have our common stock quoted on the Nasdaq National Market under the symbol “COLY.”

Pfizer Inc. has agreed to purchase up to $10 million of our common stock in a private placement concurrent with this offering at a price per share equal to the public offering price. The sale of such shares of common stock will not be registered in this offering.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Coley Pharmaceutical Group, Inc.	$	$

The underwriters may also purchase up to an additional          shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about                     , 2005.

Merrill Lynch & Co.	JPMorgan

Lazard Capital Markets	Leerink Swann & Company

The date of this prospectus is                     , 2005.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights the most important features of this offering and the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our consolidated financial statements and related notes included in this prospectus.

Coley Pharmaceutical Group, Inc.

We are a biopharmaceutical company focused on discovering and developing a novel class of drugs for cancers, infectious diseases and respiratory disorders. Our proprietary TLR Therapeutics™ act by stimulating a specific class of targets, called Toll-like receptors, or TLRs, found in and on immune system cells which, in turn, direct the immune system to fight disease. We currently have four drug candidates in clinical trials, including our lead product candidate, ProMune™ (CPG 7909 Injection) for cancers, which is currently in Phase II clinical trials, and Actilon™ (CPG 10101 Injection) for infectious diseases, which is currently in a Phase Ib clinical trial. In our randomized Phase II clinical trial of ProMune in combination with chemotherapy for first-line treatment of non-small cell lung cancer, or NSCLC, we observed a statistically significant improvement in overall response and a potentially meaningful survival benefit in patients receiving ProMune. A randomized trial is one in which subjects are assigned by chance to separate groups that compare different treatments, which is intended to reduce the likelihood of patient selection bias between the two arms of the study.

We have entered into a license agreement with Pfizer Inc. for the development and worldwide commercialization of ProMune, under which we have received a $50 million up-front payment, will receive up to $10 million in an equity investment concurrent with this offering and may receive up to an additional $455 million in milestone payments, a significant majority of which relates to potential development and regulatory approval milestones, and royalties on any future product sales. Under the agreement, we expect that Pfizer will initiate two pivotal Phase III clinical trials of ProMune in first-line NSCLC patients and explore ProMune as a therapy in other cancer indications. We understand that Pfizer now refers to ProMune as either PF-3512676 (CPG 7909) or CPG 7909 (PF-3512676). We also have collaborations with sanofi-aventis for certain respiratory diseases, under which we have received or are entitled to receive up to $256 million in payments, and with GlaxoSmithKline and Chiron for vaccine adjuvant products, which are substances added to vaccines to improve the immune response of the vaccine.

Our Product Candidates

We have the following product candidates in clinical trials:

Product Candidate	Target Indication	Clinical Status	Commercial Rights
ProMune	Cancers
	• First-line NSCLC	Phase II	Pfizer
	• Melanoma	Phase II	Pfizer
	• Recurrent Cutaneous T-Cell Lymphoma	Phase II	Pfizer and Coley
	• Renal Cell Carcinoma	Phase I	Pfizer
	• Non-Hodgkin’s Lymphoma	Phase I completed	Pfizer
	• Refractory Breast Cancer	Phase I completed	Pfizer

Actilon	Infectious Diseases
	• Hepatitis C	Phase Ib	Coley

AVE7279 and AVE0675	Respiratory Diseases • Asthma	Phase I*	sanofi-aventis

VaxImmune™ Vaccine Adjuvant	Various
	• Breast, Prostate and Lung Cancers	Phase I	GlaxoSmithKline
	• Anthrax	Phase I	Coley

*	On June 17, 2005, the planned Phase I clinical trial of AVE0675 was placed on a clinical hold by the United States Food and Drug Administration, or FDA, prior to commencing enrollment pending the submission by our collaborator, sanofi-aventis, of additional preclinical data relating to the investigational new drug application, or IND, for this product candidate. Sanofi-aventis is working to provide the information requested by the FDA in order to resolve the clinical hold and commence the clinical trial as promptly as possible.

ProMune for Cancers. Based on results from preclinical studies and clinical responses in six different cancer types, we believe ProMune has the potential to be effective in treating multiple types of cancer, both as a single agent and in combination with various therapeutic regimens. We believe ProMune may be effective in treating both solid tumors, such as brain or liver tumors, and hematologic malignancies that affect blood cells, such as leukemias. The mechanism of action of ProMune targets core biological functions that are not specific to a particular tumor type. ProMune has shown particular promise as a first-line treatment of NSCLC, indicating the potential of our immune directed approach for treatment of advanced cancers. We have also observed ProMune’s anti-cancer activity in a Phase II randomized clinical trial in melanoma and in early clinical studies in renal cell carcinoma, a form of kidney cancer; non-Hodgkin’s lymphoma; cutaneous T-cell lymphoma, a cancer of specific blood cells that can affect the skin, blood or form solid tumors; and basal cell carcinoma, a skin cancer.

We have also observed a favorable safety profile of ProMune in clinical trials to date. ProMune has been administered at therapeutically relevant doses to more than 400 cancer patients in 10 oncology clinical trials, and has been relatively well tolerated over a wide range of dose levels in each of these clinical trials.

Phase II Clinical Trial of ProMune in NSCLC. We have undertaken a 112-patient randomized Phase II clinical trial of ProMune in combination with standard two-drug chemotherapy in first-line NSCLC. Our clinical trial included NSCLC patients who have advanced stages (IIIb and IV) of the disease, and also included both major histologic subtypes of NSCLC, squamous cell carcinoma and adenocarcionoma, both of which are forms of lung cancer. This relatively small, randomized Phase II clinical trial was designed to provide indications of efficacy and safety that would guide and direct further investigation in a pivotal Phase III clinical trial. Although the Phase II clinical trial was not powered to demonstrate statistical significance, we were encouraged by the interim results of the trial, which we presented at the annual meeting of the American Society of Clinical Oncology, or ASCO, on May 15, 2005. We have since performed additional interim analyses of the data from this trial.

The initial indication we proposed for ProMune in cancer is the first-line treatment of advanced NSCLC in combination with chemotherapy. We presented the basis for this indication and the proposed design of a Phase III clinical trial to the FDA in an end-of-Phase II meeting request on September 1, 2004. We expect that Pfizer will initiate two pivotal Phase III clinical trials of ProMune in first-line NSCLC. We believe that Pfizer plans to seek a Special Protocol Assessment, or SPA, from the FDA in 2005. An SPA is an agreement on the design and size of clinical trials that is intended to form the basis of a new drug application, or NDA.

Under the terms of our agreement with Pfizer, Pfizer will pay virtually all of the development, regulatory and commercialization costs for ProMune. We believe that the ProMune collaboration with Pfizer will provide significant resources for the potential development and commercialization of ProMune while also allowing us to more fully deploy our internal resources on the further development of additional product candidates in our pipeline.

Actilon for Infectious Diseases. Actilon, our proprietary product candidate for the treatment of viral infectious diseases, has shown encouraging results in an ongoing Phase Ib clinical trial for the treatment of patients with chronic Hepatitis C, or HCV, infection.

The need for improvement in the treatment of chronic HCV is significant. The current standard of care for HCV is a combination regimen consisting of 24-48 weekly injections of pegylated, or long-acting, interferon-a, or IFN-a, and daily oral ribavirin. This regimen causes a sustained reduction in HCV viral load in less than half of all HCV patients and has significant side effects that reduce patient compliance. We believe that Actilon’s dual mechanism of action should result in the stimulation of the patient’s immune system to provide both immediate and longer-term responses, and could result in more patients benefiting from sustained reductions in viral load in a shorter treatment time and with fewer side effects compared to the current standard of care. This outcome would represent a significant improvement in HCV treatment.

Based on our preclinical data, we believe that Actilon’s stimulation of the patient’s immune system will provide both an immediate and longer-term response that will result in greater sustained reductions in viral load, with reduced side effects, after a shorter treatment period, compared to current therapies. Based on an interim analysis of our ongoing Phase Ib clinical trial, we plan to initiate an additional randomized Phase Ib clinical trial of Actilon in the second half of 2005, which will provide for a longer duration of treatment than our current Phase Ib clinical trial. Most of the patients enrolled in our current Phase Ib clinical trial had genotype 1 form of the virus, which is the most difficult to treat form of HCV, and the most prevalent in the United States. Our planned Phase Ib clinical trial in chronic HCV patients, in addition to extending the treatment period, is being designed to further investigate Actilon’s safety and its effect on the reduction of HCV viral load and to test combinations of Actilon with other therapies, including IFN-a and ribavirin.

AVE7279 and AVE0675 for Respiratory Diseases. We and our collaborator, sanofi-aventis, have discovered and are developing several TLR Therapeutic product candidates for the treatment of certain respiratory conditions. Sanofi-aventis has the right to develop up to four of our TLR Therapeutics for the treatment of asthma, allergic rhinitis and chronic obstructive pulmonary disease, or COPD. Sanofi-aventis will conduct and fund all future development, regulatory and commercialization costs of this program. We have received $14 million under this agreement and we are eligible to receive up to an additional $242 million, as well as royalties on product sales.

Sanofi-aventis conducted a Phase I clinical trial in 2004 in which AVE7279 was found to be relatively well tolerated over a wide dose range. Based on these clinical results and on further discovery and preclinical testing, a second-generation drug candidate, AVE0675, was selected by sanofi-aventis for clinical development. On June 17, 2005, the planned Phase I clinical trial of AVE0675 was placed on a clinical hold by the FDA prior to commencing enrollment pending the submission by our collaborator, sanofi-aventis, of additional preclinical data relating to the IND for this product candidate. Our collaborator sanofi-aventis is working to provide the information requested by the FDA in order to resolve the clinical hold and commence the clinical trial as promptly as possible.

VaxImmune Vaccine Adjuvants for Cancers and Infectious Diseases. We are partnering VaxImmune, our vaccine adjuvant product candidate, with vaccine companies to boost the immunologic response and potential efficacy of our partners’ vaccine products. GlaxoSmithKline and Chiron are developing VaxImmune to enhance the effectiveness of their vaccines in cancers and infectious diseases. We have received approximately $20 million from these collaborations and are eligible to receive up to $114 million in future payments, as well as royalties on product sales.

We are also developing VaxImmune to enhance the potency of vaccines for potential biowarfare and other infectious agents. We have been awarded three United States government contracts aggregating $35 million, pursuant to which we have received $15.9 million to date. Under one of these contracts, we have advanced VaxImmune into Phase I clinical trials to enhance the response of the immune system to an anthrax vaccine. These programs have allowed us to further develop and expand our research and development capabilities in areas of interest to us, with the added advantage of reducing our financing needs.

Strategy

Our goal is to be a leading biopharmaceutical company focused on the discovery, development and commercialization of TLR Therapeutics that direct the immune system to fight disease. Our strategy to achieve this objective includes the following elements:

•	Maximize the value of our lead product candidate, ProMune, through our agreements with Pfizer;

•	Accelerate the development of our proprietary clinical-stage product candidate, Actilon, for the treatment of infectious diseases;

•	Expand and advance our proprietary product candidate pipeline into additional disease areas;

•	Realize the value of our TLR Therapeutics for the treatment of respiratory diseases through our collaboration with sanofi-aventis;

•	Maximize the value from our existing commercial and governmental collaborations, while continuing to collaborate with pharmaceutical and biotechnology companies; and

•	Maintain and expand our proprietary technology and intellectual property position.

Risks Associated with our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. We may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy. Those reasons could include delays in obtaining, or a failure to obtain, regulatory approval for our product candidates; problems that may arise under our licensing and collaboration agreements; and failure to maintain and to protect our proprietary intellectual property assets, among others.

We have a limited operating history and have incurred $163 million in cumulative net losses from our inception in 1997, and we expect losses to continue for the next several years. Our net loss for the three months ended March 31, 2005 was $12.7 million, and for the fiscal year ended December 31, 2004 was $34.0 million.

We do not anticipate generating significant revenues from sales of our products, if approved, for at least several years, if at all. All of our product candidates are in development and none has been approved by the FDA for commercial sale. We are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we succeed in developing and commercializing one or more of our product candidates, we may never generate sufficient sales revenue to achieve and then sustain profitability.

Our History and Technology Platform – TLR Therapeutics

Our scientific co-founder and Chief Scientific Officer, Dr. Arthur Krieg, pioneered the TLR Therapeutics field in 1994. Since our inception in 1997, we have advanced four product candidates based on our proprietary technology platform into clinical development. These product candidates are all short DNA-like molecules, with distinct motifs, or nucleotide sequences, that possess potent immunomodulatory properties which direct different immune system functions. The discovery that the structure of the molecules could be designed to result in different immunological activity, along with our understanding of the mechanism of action of these molecules, constitute the basis of our broad intellectual property position. Dr. Krieg’s initial 1995 publication in Nature was the first of many scientific papers that have been subsequently published on the subject of immunomodulatory synthetic DNA-like molecules, attesting to its scientific importance and broad application. Our worldwide patent estate includes 42 patents and approximately 300 pending patent applications.

In addition, we are led by experienced biotechnology and pharmaceutical industry executives, and we have a drug development team that has designed and conducted 20 clinical trials of our TLR Therapeutics in multiple disease indications. We believe that our proprietary platform technology, our emerging development-stage pipeline, and our expertise in the discovery and development of drug candidates in multiple disease indications will enable us to continue to exploit the clinical potential of TLR Therapeutics in additional disease indications.

Corporate Information

We were incorporated in Delaware on March 17, 1997 under the name CpG ImmunoPharmaceuticals, Inc. Our principal executive offices are located at 93 Worcester Street, Wellesley, MA 02481, USA, and our telephone number is +1 (781) 431-9000. Our web site address is www.coleypharma.com. The information contained on, or that can be accessed through, our web site is not incorporated by reference into this prospectus. We have included our web site address as a factual reference and do not intend it to be an active link to our web site. We have four wholly owned subsidiaries: Coley Pharmaceutical GmbH (Coley GmbH), Coley Pharmaceutical Group Ltd. (Coley Ltd.), Coley Pharmaceutical Group, Ltd., and Coley Securities Corporation. Unless the context requires otherwise, the terms “we,” “our,” “us,” “the Company” and “Coley” in this prospectus refer to Coley Pharmaceutical Group, Inc. and our subsidiaries.

Coley, ProMune, VaxImmune, Actilon and TLR Therapeutics are trademarks of Coley Pharmaceutical Group, Inc. Each of the other trademarks, trade names or service marks appearing in this prospectus belongs to its respective holder.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds of this offering to fund clinical trial activities, preclinical research and development activities, the prosecution and maintenance of patents and for other general corporate purposes, including capital expenditures and working capital. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	COLY

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Simultaneously with this offering, we anticipate selling a total of                      shares of common stock in a private placement to Pfizer at a price per share equal to the public offering price. See “Description of Capital Stock — Registration Rights — Form S-3 Rights.”

The information above is based on 4,897,691 shares of common stock outstanding as of March 31, 2005 and assumes the conversion of all of our preferred stock outstanding as of March 31, 2005 into 77,876,243 shares of common stock upon the completion of this offering, including shares of common stock issuable in connection with a guaranteed paid-in-kind dividend on our Series F Preferred Stock. It does not include:

•	14,230,476 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2005 at a weighted average exercise price of $0.49 per share;

•	8,531,134 shares of common stock issuable upon the exercise of common stock warrants outstanding as of March 31, 2005 at a weighted average exercise price of $1.23 per share;

•	1,153,252 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2005 to purchase 674,000 shares of Series C Preferred Stock at a weighted average exercise price per common stock equivalent of $2.17;

•	43,874 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2005 to purchase 37,954 shares of Series F Preferred Stock at a weighted average exercise price per common stock equivalent of $1.23; and

•	201,208 shares of common stock reserved for future awards under our stock plans.

Unless otherwise indicated, all information contained in this prospectus:

•	reflects the automatic conversion of all of our outstanding shares of preferred stock into 77,876,243 shares of common stock upon completion of this offering, including shares of common stock issuable in connection with a guaranteed paid-in-kind dividend on the Series F Preferred Stock;

•	assumes the adoption of our restated certificate of incorporation and restated bylaws upon the completion of this offering;

•	assumes that the underwriters do not exercise their over-allotment option; and

•	reflects a -for- reverse split of our common stock to be effected prior to the completion of this offering.

Summary Consolidated Financial Data

The summary consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The pro forma net loss per share data in the consolidated statements of operations data for the periods ended December 31, 2004 and March 31, 2005 (unaudited) and the pro forma consolidated balance sheet data as of March 31, 2005 reflects the automatic conversion of all of our outstanding shares of convertible preferred stock into 77,876,243 shares of common stock upon completion of this offering. The pro forma as adjusted consolidated balance sheet data further reflects the sale of              shares of common stock in this offering, assuming a public offering price of $              per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and our receipt of proceeds of $             million from our sale of              shares of common stock to Pfizer at an assumed price of $             per share in a private placement simultaneous with the closing of this offering. See “Use of Proceeds,” “Capitalization” and “Description of Capital Stock — Registration Rights — Form S-3 Rights.”

	Years Ended December 31,			Three Months Ended

	2002	2003	2004	March 31, 2004	March 31, 2005
	(in thousands, except for per share data)
Consolidated Statements of Operations Data:
Revenue
Collaborative agreements	$8,617	$4,498	$5,964	$200	$295
Government contracts and grants	5,582	2,050	8,380	1,712	1,495

Total revenue	14,199	6,548	14,344	1,912	1,790

Operating expenses
Research and development	22,430	28,249	39,222	9,910	10,764
General and administrative	10,871	8,637	7,725	2,054	3,550
Royalty expense	1,129	522	878	76	76

Total operating expenses	34,430	37,408	47,825	12,040	14,390

Loss from operations	(20,231)	(30,860)	(33,481)	(10,128)	(12,600)
Other income and expense
Interest income	554	262	314	78	104
Interest expense	(431)	(1,106)	(683)	(175)	(139)
Foreign currency gain (loss)	(116)	1,143	(46)	(95)	—
Other income, net	67	76	17	4	(23)

Total other income and expense	74	375	(398)	(188)	(58)

Loss before income taxes	(20,157)	(30,485)	(33,879)	(10,316)	(12,658)
Income tax benefit (expense)	169	(25)	(102)	—	—

Net loss	(19,988)	(30,510)	(33,981)	(10,316)	(12,658)
Accretion of redeemable convertible preferred stock	(6,413)	(5,356)	(3,162)	(770)	(807)
Elimination of redeemable convertible preferred stock dividends	—	19,724	—	—	—

Net loss attributable to common shareholders	$(26,401)	$(16,142)	$(37,143)	$(11,086)	$(13,465)

Net loss per share attributable to common shareholders
Basic and diluted net loss per share attributable to common shareholders	$(5.77)	$(3.54)	$(8.15)	$(2.45)	$(2.81)

Weighted average shares used to compute basic and diluted loss per share attributable to common shareholders	4,573	4,563	4,559	4,532	4,788

Pro forma basic and diluted net loss per share attributable to common shareholders			$(0.41)		$(0.15)

Shares used to compute pro forma basic and diluted net loss per share attributable to common shareholders			82,435		82,664

	As of March 31, 2005
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities(1)	$14,537	$14,537
Working capital	6,166	6,166
Total assets	28,454	28,454
Current liabilities	12,023	12,023
Long term deferred revenue	11,552	11,552
Long term debt obligations	3,206	3,206
Redeemable convertible preferred stock	146,406	—
Total shareholders’ equity (deficit)	(144,733)	1,673

(1)	Does not include our receipt in May 2005 of $50 million as an up-front payment under the license agreement with Pfizer ($9.4 million of which is owed to third parties, including $2.7 million in deferred royalties).

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks described below before deciding to invest in our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations or cash flows could be materially harmed. In any such case, the trading price of our common stock could decline and you could lose all or part of your investment. When determining to buy our common stock in this offering, you should also read carefully the other information in this prospectus, including our financial statements and related notes.

Risks Related to Our Business and Strategy

We have a history of net losses, which we expect to continue for at least several years and, as a result, we are unable to predict the extent of any future losses or when, if ever, we will become profitable.

We have incurred $163 million in cumulative net losses from our inception in 1997, and we expect losses to continue for the next several years. Our net loss for the three months ended March 31, 2005 was $12.7 million, and for the fiscal year ended December 31, 2004 was $34.0 million. To date, we have only recognized revenues through payments for funded research and development and license or collaboration fees and we do not anticipate generating significant revenues from sales of our products, if approved, for at least several years, if at all. All of our product candidates are in development and none has been approved for commercial sale. We expect to increase our operating expenses over the next several years as we expand clinical trials for our product candidates currently in clinical development, including Actilon, advance our other TLR Therapeutic product candidates into clinical trials, expand our research and development activities, and seek regulatory approvals and engage in commercialization activities in anticipation of potential United States Food and Drug Administration, or FDA, approval of our product candidates. Because of the numerous risks and uncertainties associated with developing our product candidates and their potential for commercialization, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and sustain profitability, the market value of our common stock will likely decline.

We have limited sources of revenue and if we are unable to secure additional funding, we will have to reduce or discontinue operations.

As of March 31, 2005, we had approximately $14.5 million in cash, cash equivalents and marketable securities. Our 2004 revenues were approximately $14.3 million, and $1.8 million for the three months ended March 31, 2005. We used $27.7 million in operating activities for the year ended December 31, 2004, and $8.0 million for the three months ended March 31, 2005. We have not sold any products and do not expect to sell any products or derive royalty revenue from product sales for the next several years. In order to develop and bring our TLR Therapeutic product candidates to market, we must commit substantial resources to costly and time-consuming research, preclinical testing and clinical trials. While we anticipate that our existing cash, cash equivalents and marketable securities, together with the net proceeds of the $50 million up-front payment received from Pfizer, the net proceeds of this offering and the proceeds from the sale of our common stock to Pfizer in a private placement concurrent with this offering, will be sufficient to fund our current operations through the next                         , we may need or want to raise additional financing within this period of time. Our future capital requirements will depend on many factors, including:

•	the scope, progress, expansion, costs and results of our research and development programs and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	our ability to establish and maintain collaborative arrangements and obtain milestone, royalty and other payments from collaborators;

•	the emergence of competing technologies and other adverse market developments;

•	the costs of maintaining, expanding and protecting our intellectual property portfolio, including potential litigation costs and liabilities; and

•	the resources we devote to manufacturing, marketing and commercializing our products.

Since our inception in 1997, we have financed our operations primarily through the sale of equity, interest income earned on cash and cash equivalent balances, lines of credit and payments under agreements with our collaborators. In order to fund our future needs, we may seek additional funding through public or private equity or debt financings, collaborative arrangements, lines of credit or other sources. Additional funding may not be available to us on acceptable terms or at all. If we are unable to raise additional funds when needed, we may be required to delay, reduce or terminate some or all of our development programs and clinical trials. We may also be required to license technologies to others that we would prefer to develop and commercialize ourselves. If we raise additional capital through the sale of equity, or securities convertible into equity, further dilution to our then existing stockholders will result and new investors could have rights superior to the rights of holders of the shares of common stock issued in this offering. If we raise additional funds through the issuance of debt securities, these securities could have rights that are senior to holders of our common stock and could contain covenants that restrict our operations. In addition, the terms of future financings may restrict our ability to raise additional capital, which would delay or prevent the further development or commercialization of our product candidates.

We depend heavily on the success of our lead product candidate, ProMune, which is still under development.

We have invested a significant portion of our time and financial resources since our inception in the development of TLR Therapeutics, including ProMune for the potential treatment of cancer. We anticipate that in the near term our ability to generate revenues will depend primarily on the successful development and commercialization of ProMune for cancers by Pfizer pursuant to our collaboration. The commercial success of ProMune will depend on several factors, including the following:

•	our ability to work effectively with Pfizer under our collaboration during their development of ProMune for cancer;

•	commencement and successful completion of Phase III clinical trials in NSCLC and Phase II clinical trials in other cancer indications;

•	receipt of marketing approvals from the FDA and similar foreign regulatory authorities;

•	if approved, the successful commercial launch of ProMune by Pfizer;

•	producing batches of the active pharmaceutical ingredient used in ProMune in commercial quantities through a validated process; and

•	acceptance of ProMune or competitive products in the medical community and with third-party payors.

If Pfizer is not successful in developing or commercializing ProMune, or is significantly delayed in doing so, our business will be materially harmed and we may need to curtail or cease operations.

The success of ProMune depends heavily on our collaboration with Pfizer, which was established only recently. If Pfizer is unable to further develop or commercialize ProMune, or experiences significant delays in doing so, our business will be materially harmed.

In March 2005, we entered into a series of agreements with Pfizer, having as its main focus the development and commercialization of ProMune for the prevention and treatment of cancer. We do not have a significant history of working together with Pfizer and cannot predict the success of the collaboration. The collaboration involves a complex allocation of responsibilities, costs and benefits, provides for milestone payments to us upon the achievement of specified clinical and regulatory milestones and also provides us with royalty-based revenue if ProMune or another product candidate is successfully commercialized. Pfizer is generally responsible for conducting and funding virtually all future development and regulatory approval activities for ProMune in cancer. Pfizer will have significant control over the conduct and timing of development efforts with respect to ProMune. Although we have had discussions with Pfizer regarding their current plans and intentions with regard to the clinical development of ProMune, we cannot provide any assurance that Pfizer will not revise its plans for ProMune. Pfizer’s failure to devote sufficient financial and other resources to the development plan may delay the clinical development of ProMune, which could lead to the delay in payment of clinical and regulatory milestones under our agreements with Pfizer and may delay eventual commercialization of ProMune and any royalties we could receive on commercial sales.

With respect to control over decisions and responsibilities, major aspects of our activities with Pfizer are governed by a development committee with responsibility over development, regulatory and manufacturing matters. There is also a post-development committee that has responsibility over post-approval matters. Ultimate decision-making authority in each of these committees is vested in Pfizer. With respect to commercialization, Pfizer will generally commercialize ProMune, if approved, pursuant to an exclusive license and pay us a royalty on net sales. Pfizer may terminate the collaboration relationship without cause upon not less than 120 days’ prior written notice. Either party may terminate the collaboration pursuant to an uncured material default, as defined in the license agreement. Any loss of Pfizer as a collaborator in the development or commercialization of ProMune, dispute over the terms of, or decisions regarding, the collaboration or other adverse developments in our relationship with Pfizer would materially harm our business and might accelerate our need for additional capital.

We or our collaborators must receive government regulatory approval for each of our TLR Therapeutic product candidates before they can be marketed and sold in the United States or in other countries and this approval process is uncertain, time-consuming and expensive.

We do not anticipate that any of our TLR Therapeutic product candidates will be commercially available in the next several years, if at all. The preclinical development, clinical trials, manufacturing and marketing of our TLR Therapeutic product candidates are all subject to extensive regulation by the FDA in the United States and foreign regulatory authorities. The clinical trial and regulatory approval process is lengthy, expensive and uncertain and we may be unable to obtain approval for our product candidates. We have not received regulatory approval to market our product candidates in any jurisdiction and do not expect to receive such approval, if at all, for the next several years.

Our TLR Therapeutic product candidates in current development are, and in the future may continue to be, based on new technologies that have not been formally reviewed or accepted by the FDA or other regulatory authorities and the FDA has not yet established any definitive practices or guidelines regarding the approval of these drugs. Our TLR Therapeutic product candidates, particularly ProMune for NSCLC, are subject to competition from other therapies under development that may make the pathway for regulatory approval more difficult, or may delay the enrollment in or initiation of the Phase III clinical trials of ProMune in NSCLC. Although any TLR Therapeutic product candidates we develop may be regulated as a new drug under the Federal Food, Drug, and Cosmetic Act, the FDA could decide to regulate them or other products we may develop as biologics under the Public Health Service Act. In addition, since some of our product candidates are being studied for clinical use in combination with other drugs, the FDA could decide that additional requirements will apply before granting necessary marketing approvals. The lack of such definitive policies, practices or guidelines may hinder or slow review by the FDA of any regulatory filings that we or our collaborators may submit. Moreover, the FDA may respond to these submissions by imposing requirements that we or our collaborators may not have anticipated. Such responses could lead to significant delays in the clinical development of our product candidates and related delays in revenue from regulatory milestones or commercialization.

Our collaboration partner, Pfizer, is seeking a special protocol assessment, or SPA, of the clinical trial protocol for the Phase III clinical trials of ProMune in NSCLC. A special protocol assessment is an agreement between an applicant and the FDA on the design and the size of clinical trials that is intended to form the basis of a New Drug Application. In connection with an SPA, an applicant may decide, or the FDA may require the applicant, to modify the proposed protocol by, for example, changing the proposed primary endpoint, the size of the study or otherwise, which may result in a delay in the initiation or completion of the clinical trials that are the subject of the SPA. These changes could arise from a change in the standard of care for the proposed indication or other aspects of the protocol for the proposed clinical trials. If the FDA and an applicant reach an agreement on an SPA, the SPA cannot be changed after the clinical trial begins, except in limited circumstances such as a change in the science or clinical knowledge about the conditions being studied. Any significant change to the protocols for a clinical trial subject to an SPA would require prior FDA approval, which could delay implementation of such a change and continuation and completion of the related clinical trial.

The FDA and other regulatory agencies may adopt new standards for safety, manufacturing, packaging and distribution of drugs. It may be time-consuming or expensive for us or our collaborators to comply with these new standards. The FDA also has significant discretion in the product approval process and may disagree with our interpretation of data submitted in our marketing applications or with our suppliers’ opinions about their compliance with applicable regulatory requirements. This could result in delays in obtaining marketing approval for any of our product candidates, or possibly preclude us from obtaining such approval.

If we or our collaborators encounter any delays or difficulties in obtaining regulatory approvals or clearances for any TLR Therapeutic product candidates, it may:

•	impose significant additional costs on us or our collaborators;

•	diminish any competitive advantages that we or our collaborators might otherwise have attained;

•	limit our ability to receive milestones or royalties and generate revenue and profits; and

•	adversely affect the marketing of any products we or our collaborators develop.

If we do not receive regulatory approval for our TLR Therapeutic product candidates in a timely manner, we will not be able to commercialize our products, and therefore, our business and stock price will suffer. Even if we or our collaborators receive regulatory approval for any TLR Therapeutic product candidates, the FDA or foreign regulatory agencies may impose limitations on the uses for which our products may be marketed. These limitations could reduce the size of the potential market for that product. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. Failure to comply with applicable FDA and other regulatory requirements, both in the United States and other countries, can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew our marketing applications and criminal prosecution.

Our TLR Therapeutic product candidates are at an early stage of product development, and our success depends on the further development and clinical trials of our product candidates. Failure to prove our products safe and effective in clinical trials could require us to discontinue operations.

Our TLR Therapeutic product candidates are in the early stages of development, and significant additional research and development, financial resources and additional personnel will be required to develop any of our TLR Therapeutic product candidates into commercially viable products and obtain regulatory approval. Currently, only one of our product candidates, ProMune, has completed Phase II clinical trials.

In order for ProMune to be approved by the FDA, Pfizer will be required to demonstrate in a much larger scale Phase III clinical trial and to a statistically significant degree that ProMune prolongs survival of patients with NSCLC when used as a first-line treatment in conjunction with the current standard of care. While the results of the Phase II clinical trial of ProMune in the treatment of NSCLC were encouraging and indicated that ProMune may prolong survival, the survival benefit was not demonstrated to a statistically significant degree and could have been attributable to other factors such as the patients in the ProMune arm of the trial being more responsive to the chemotherapy treatment or to the second- and third-line treatments received after the disease progressed following first-line treatment.

We may fail to successfully develop and commercialize our other TLR Therapeutic product candidates because they:

•	are found to be unsafe or ineffective in clinical trials;

•	do not receive necessary approval from the FDA or foreign regulatory agencies;

•	fail to conform to a changing standard of care for the diseases they seek to treat; or

•	are less effective or more expensive than current or alternative treatment methods.

Although to date the side effects observed in clinical trial participants receiving ProMune have been as expected, including moderate fever, transient low levels of white cells in the blood, mild flu-like symptoms, local injection site reactions, one serious local reaction at the injection site and three cases of acute hypersensitivity reactions, we cannot assure you that additional or more severe adverse side effects with respect to our product candidates will not develop in future clinical trials, which could delay or preclude regulatory approval of our product candidates or limit their commercial use.

Product development failure can occur at any stage of clinical trials and as a result of many factors and there can be no assurance that we or our collaborators will reach our anticipated clinical targets. Even if we or our collaborators complete our clinical trials, we do not know what the long-term effects of exposure to our TLR Therapeutic product candidates will be. Such long-term effects may include the incurrence or aggravation of autoimmune disease, as has occurred with some other immunomodulatory drug therapies. Furthermore, our products will be used in combination with other treatments and there can be no assurance that such use will not lead to unique safety issues. Failure to complete clinical trials or to prove that our products are safe and effective would have a material adverse effect on our ability to generate revenue and could require us to reduce the scope of or discontinue our operations.

Our clinical trials may be suspended, delayed or terminated at any time. Even short delays in the commencement and progress of our trials may lead to substantial delays in the regulatory approval process for our TLR Therapeutic product candidates, which would impair our ability to generate revenue.

To obtain regulatory approvals for the commercial sale of our TLR Therapeutic product candidates, we or our collaborators must demonstrate through preclinical testing and clinical trials that our TLR Therapeutic product candidates are safe and effective. We or our collaborators may suspend or terminate clinical trials at any time for various reasons, including regulatory actions by the FDA or foreign regulatory agencies, actions by institutional review boards, failure to comply with good clinical practice requirements and concerns regarding health risks to the subjects of clinical tests. Several factors could prevent successful completion or cause significant delays in the enrollment or completion of our clinical trials, including:

•	our TLR Therapeutic product candidates may not be safe or effective in humans;

•	delays in obtaining regulatory approvals to commence or continue a clinical trial;

•	the need for unexpected discussions with the FDA or comparable foreign authorities regarding the scope, design or interim results of our clinical trials;

•	delays or the inability to obtain required approvals from institutional review boards or other governing entities at clinical sites selected for participation in our clinical trials;

•	our inability to recruit, enroll or retain the required number of patients in our clinical trials on a timely basis;

•	failure of patients enrolled in our clinical trials to respond to our TLR Therapeutic product candidates;

•	data derived from clinical trials may be inconclusive or negative or otherwise unsuitable for submission to regulatory agencies;

•	unexpected side effects or other safety risks;

•	the standard of care to be compared against our product candidates may change, making the results of our clinical trials less compelling, requiring new clinical trials, or delaying the enrollment of new patients;

•	competition for patients from other clinical trials;

•	our third-party manufacturers may be unable to manufacture sufficient quantities of our TLR Therapeutic product candidates for use in clinical trials; or

•	the introduction of additional treatment options for patients who progress after first-line therapy.

Any delays in, termination of, or negative results obtained from our clinical trials could materially and adversely affect our development and commercialization timelines, which would cause our stock price to decline and limit our ability to obtain additional financing.

Only four of our product candidates, ProMune, Actilon, VaxImmune, and AVE7279, have advanced to clinical trials and we may be unable to advance additional product candidates into clinical trials. Even if we do successfully enter into clinical trials with additional product candidates, the results from preclinical testing of a product candidate may not be predictive of the results that will be obtained in clinical trials. In addition, positive results demonstrated in preclinical studies and early clinical trials that we complete may not be indicative of results to be obtained in later clinical trials. Clinical trials may take several years to complete, and failure can occur at any stage of testing.

Ultimately, such clinical trials may not prove that our product candidates are safe and effective to the extent necessary to permit us to obtain marketing approvals from regulatory agencies. The historical failure rate for new drug, biologic and device candidates is high. Adverse or inconclusive clinical trial results concerning any of our product candidates could require us to conduct additional clinical trials, could result in increased costs and significantly delay the filing for marketing approval for such product candidates with the FDA, or could result in a filing for a more narrowly defined, or different, indication or abandonment of development efforts entirely.

Failure to obtain regulatory approvals in foreign jurisdictions would prevent us or our collaborators from marketing our products internationally.

We intend to have our product candidates marketed outside the United States. In order to market products in the European Union and many other non-U.S. jurisdictions, we or our collaborators must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. We or our collaborators may be unable to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The approval procedure varies among countries and can involve additional and costly clinical testing and data review. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval, including approval of delivery devices for our product candidates. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. The failure to obtain these approvals could harm our business and result in decreased revenues from milestones or royalties in our collaboration agreements.

Our product candidates may never achieve market acceptance even if we obtain regulatory approvals.

Even if we or our collaborators receive regulatory approvals for the commercial sale of our product candidates, the commercial success of these products will depend on, among other things, their acceptance by physicians, patients, third-party payors and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. If our product candidates fail to gain market acceptance, we may be unable to earn sufficient revenue to continue our business. Market acceptance of, and demand for, any product candidate that we may develop and commercialize will depend on many factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of side effects or other reactions;

•	the convenience and ease of use;

•	availability, relative cost and relative efficacy of alternative and competing products and treatments;

•	the effectiveness of our collaborators’ or our marketing and distribution strategy;

•	publicity concerning our products or competing products and treatments; and

•	our ability to obtain third-party insurance coverage and adequate payment levels.

If our product candidates do not become widely accepted by physicians, patients, third-party payors and other members of the medical community, it is unlikely that we will ever become profitable.

We depend on third-party contractors in the conduct of our preclinical studies and clinical trials and any failure of those parties to fulfill their obligations could adversely affect our product development and commercialization plans.

We rely on third parties such as contract laboratories and clinical research organizations to conduct, supervise or monitor, some or all aspects of the preclinical studies and clinical trials for our product candidates, and we have limited ability to control any aspects of their activities. In addition, under our collaboration with Pfizer for ProMune, Pfizer has complete responsibility for the conduct of clinical trials of ProMune in cancer. Accordingly, we have less control over the timing and other aspects of these preclinical studies and clinical trials than if we conducted them on our own. Third-party contractors may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. The failure of these third parties to perform their obligations could delay or prevent the development, approval and commercialization of our product candidates.

A key part of our business strategy is to establish collaborative relationships to commercialize and fund development of our TLR Therapeutic product candidates. If any collaborator terminates or fails to perform its obligations under agreements with us, the development and commercialization of our drug candidates could be delayed or terminated.

A key aspect of our business strategy is to develop and commercialize products for the treatment of diseases through collaborative arrangements with pharmaceutical companies, research institutions, the United States government and universities. Currently, we have established collaborative relationships with several pharmaceutical companies and government agencies. We also intend to establish collaborative relationships to obtain domestic and international sales, marketing and distribution capabilities for our TLR Therapeutic product candidates.

The process of establishing collaborative relationships is difficult, time-consuming and involves significant uncertainty. Moreover, even if we do establish collaborative relationships, our collaborators may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, a change in business strategy, a change of control or other reasons. If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborative relationships on acceptable terms, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of funding.

Because we have limited manufacturing experience, we depend on third-party manufacturers to manufacture product candidates for us. If we cannot rely on third-party manufacturers, we will be required to incur significant costs and devote significant efforts to establish our own manufacturing facilities and capabilities.

We do not have any manufacturing experience, nor do we have any manufacturing facilities. We currently rely upon third-party manufacturers to manufacture preclinical and all clinical quantities of our TLR Therapeutic product candidates. We depend on these third-party manufacturers to perform their obligations in a timely manner and in accordance with applicable governmental regulations. Our third-party manufacturers may encounter difficulties with meeting our requirements, including problems involving:

•	inconsistent production yields;

•	poor quality control and assurance or inadequate process controls; and

•	lack of compliance with regulations set forth by the FDA or other foreign regulatory agencies.

These contract manufacturers may not be able to manufacture our TLR Therapeutic product candidates at a cost or in quantities necessary to make them commercially viable. We also have no control over whether third-party manufacturers breach their agreements with us or whether they may terminate or decline to renew agreements with us. To date, our third party manufacturers have met our manufacturing requirements, but we cannot assure you that they will continue to do so. Furthermore, changes in the manufacturing process or procedure, including a change in the location where the drug is manufactured or a change of a third-party manufacturer, may require prior FDA review and approval in accordance with the FDA’s current Good Manufacturing Practices, or cGMPs. There are comparable foreign requirements. This review may be costly and time-consuming and could delay or prevent the launch of a product. The FDA or similar foreign regulatory agencies at any time may also implement new standards, or change their interpretation and enforcement of existing standards for manufacture, packaging or testing of products. If we or our contract manufacturers are unable to comply, we or they may be subject to regulatory action, civil actions or penalties.

If we are unable to enter into agreements with additional manufacturers on commercially reasonable terms, or if there is poor manufacturing performance on the part of our third party manufacturers, we may not be able to complete development of, or market, our TLR Therapeutic product candidates.

If we are unable to retain our management, scientific staff and scientific advisors or to attract additional qualified personnel, we may be unable to develop and commercialize our TLR Therapeutic product candidates successfully and our business efforts will be seriously jeopardized.

Our success depends heavily on the retention of the principal members of our scientific and management personnel. Dr. Robert L. Bratzler, our President and Chief Executive Officer, is critical to our ability to execute our overall business strategy. Dr. Arthur M. Krieg, our Chief Scientific Officer and scientific co-founder, has significant and unique expertise in immune system stimulation and regulation using oligonucleotides and related technologies. We currently have key person life insurance on the lives of Drs. Bratzler and Krieg, and we have an employment agreement in place with Dr. Bratzler. Additionally, we employ several other scientific personnel that we consider important to the successful development of our technology. Although we are not aware that any of our officers or key employees is planning to leave the company, any of them could terminate his or her relationship with us at any time and, subject to any confidentiality and non-competition agreement with us, work for one of our competitors. For example, on July 8, 2005, our Senior Vice President, Drug Development, John Whisnant, resigned from his employment with us. Our future growth and success depends on our ability to recruit and retain qualified scientific and technical personnel. Although we have been successful in recruiting key personnel in the past, we face intense competition from other companies, universities and research institutions for qualified personnel in our field, which may significantly increase the costs of recruiting and maintaining such personnel. If we are unable to continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to commercialize a product candidate, sustain our operations or achieve our business objectives.

Because we have subsidiaries located outside the United States, we are subject to risks related to foreign currency.

Our subsidiaries Coley Ltd., which is located in Ottawa, Canada, and Coley GmbH, which is located in Langenfeld, Germany, expose us to fluctuations in currency exchange rates and currency devaluations. We report our financial results in United States dollars, but a portion of our financial activity is denominated in Canadian dollars and euros. As a result, changes in the relative values of United States dollars, Canadian dollars and euros could affect gains or losses. Effects of exchange rate fluctuations on our financial condition, operations and profitability may depend on how successfully we manage foreign currency risks. There can be no assurance that steps taken by us to address foreign currency fluctuations, if any, will eliminate the adverse effects of these fluctuations and accordingly, we could suffer losses due to adverse foreign currency fluctuations.

Risks Related to our Intellectual Property

If the combination of patents, trade secrets and contractual provisions that we rely on to protect our intellectual property is inadequate, our ability to successfully commercialize our product candidates will be harmed and we may not be able to operate our business profitably.

Our success depends on our ability to obtain, maintain and enforce our intellectual property rights domestically and abroad. The patent position of biotechnology companies is generally highly uncertain, involves complex legal and factual questions and has recently been the subject of much litigation. Neither the United States Patent and Trademark Office, or PTO, nor the courts have a consistent policy regarding the breadth of claims allowed or the degree of protection afforded under many biotechnology patents. The validity, enforceability and commercial value of these rights, therefore, is highly uncertain.

Our patent estate includes, on a world-wide basis, 42 patents and approximately 300 pending patent applications. However, our patents may not protect us against our competitors. The issuance of a patent is not conclusive as to its scope, validity or enforceability. The scope, validity or enforceability of our patents can be challenged in litigation. Such litigation can involve substantial costs and distraction. If the outcome of such litigation is adverse to us, third parties may be able to use our patented inventions and compete directly with us, without payment to us. Third parties may also be able to circumvent our patents by design innovations. We may not receive any additional patents based on the applications currently pending.

We are aware that a number of pharmaceutical companies and biotechnology companies (including Dynavax Technologies Corporation and Hybridon Inc.), as well as universities and research institutions, have filed patent applications that claim technologies the same as or similar to the technologies owned or licensed to us. We cannot determine with certainty at this time whether these patent applications will result in patents that will materially affect our ability to make, use or sell any products or limit our ability to obtain meaningful patent protection from our own patent applications. We do not expect to have resolved for many years the relative strength of our patent position versus these third parties.

We are currently involved in an interference proceeding surrounding issues of whether we, or a competitor, Dynavax, were first to make the inventions claimed in one of our patents. The Board of Patent Appeals and Interferences dismissed the interference on March 10, 2005, and judgment was entered against Dynavax. Dynavax has appealed the decision. If Dynavax prevails in the appeal, it may result in the loss of some of our issued claims that may be important to protecting our intellectual property rights to ProMune, Actilon, AVE7279, AVE0675 or VaxImmune. It may also result in the loss of our ability to obtain issuance of additional claims important to protecting one or more of the TLR Therapeutic product candidates.

We also are aware that Dynavax is attempting to provoke an interference at the PTO with another of our issued patents. Although Dynavax has not yet established to the PTO that they have the right to challenge our patent in an interference, Dynavax may be able to provoke the additional interference in the future. If Dynavax prevails in the interference that it is currently attempting to provoke, it could result in the loss of some of our pending or issued claims that may be important to protecting one or more potential TLR Therapeutic opportunities, although we do not believe that it would affect any of our existing product candidates. It also may result in the loss of our ability to obtain issuance of additional claims important to protecting one or more potential TLR Therapeutic opportunities. In addition, interference proceedings involve the expenditure of substantial resources.

Dynavax also has issued United States patent claims, as well as patent claims pending with the PTO, that, if held to be valid, could require us or sanofi-aventis to obtain a license in order to commercialize one or more of our TLR Therapeutic product candidates in the United States, including the TLR Therapeutic product candidate for the treatment of asthma. We are seeking to have an interference proceeding declared by the PTO against that issued patent. If we are unsuccessful in having the interference declared, or if we are successful but do not prevail in the proceeding, we may not be able to obtain patent protection on the subject matter of the interference, which would have a material adverse impact on our business. Loss of this interference may also provide our collaborator, sanofi-aventis, with the right to terminate our collaboration. In addition, if the interference is not declared or if Dynavax prevails in the interference, it may seek to enforce its rights under issued claims, including, for example, by suing us for patent infringement. Consequently, we or sanofi-aventis may seek to obtain a license to issued or pending claims held by Dynavax by paying cash, granting royalties on sales of our products or offering rights to our own proprietary technologies. Such a license may not be available to us or sanofi-aventis on acceptable terms, if at all. If we or sanofi-aventis do not obtain a required license to this technology, sanofi-aventis may terminate our collaboration agreement with them.

We are attempting to have additional interferences declared for competitive patent applications and issued patents, including those of Dynavax, claiming subject matter that we believe we invented first. In addition to filing patent applications, we have directly notified the PTO that we are entitled to the claims covering the disputed subject matter. If we are unsuccessful in obtaining allowance of some of these claims or in having interferences declared, or if we are successful in having interferences declared but do not prevail in the interferences, it may result in the loss of some of our pending or issued claims that may be important to protecting one or more of the TLR Therapeutic product candidates. It may also result in the loss of our ability to obtain issuance of additional claims important to protecting one or more of the TLR Therapeutic product candidates. Our involvement in interference proceedings and seeking to provoke additional interferences is costly and will continue to be unless we come to agreement with the opposing parties in these proceedings.

Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing or, in some cases, not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors or collaborators can be certain that we or they were the first to make the inventions claimed in patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications.

If third parties successfully assert that we have infringed their patents and proprietary rights or challenge the validity of our patents and proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly, time consuming, and delay or prevent the development of our product candidates.

If we are found to infringe on the patent or intellectual property rights of others, we may be required to pay damages, stop the infringing activity or obtain licenses covering the patents or other intellectual property in order to use, manufacture or sell our products. Any required license may not be available to us on acceptable terms or at all. If we succeed in obtaining these licenses, payments under these licenses would reduce any earnings from our products. In addition, some licenses may be non-exclusive and, accordingly, our competitors may have access to the same technology as that which is licensed to us. If we fail to obtain a required license or are unable to alter the design of our TLR Therapeutic product candidates to make the licenses unnecessary, we may be unable to commercialize one or more of them, which could significantly affect our ability to sustain and grow our commercial business.

In order to protect or enforce our patent rights, we may be required to initiate patent litigation against third parties, such as infringement suits or interference proceedings. In addition, others may sue us for infringing on their patent rights or provoke interferences, even if such claims are without merit. Intellectual property litigation is relatively common in our industry and can be costly. Even if we prevail, the cost of such litigation could deplete our financial resources. Litigation is time consuming and could divert management’s attention and resources away from our business. Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Disclosure of our confidential information and our involvement in intellectual property litigation could materially adversely affect our business. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could significantly limit our ability to continue our operations.

An adverse determination in these proceedings or litigation could subject us to significant liabilities, require us to stop the infringing activity, allow our competitors to introduce or market competitive products without obtaining a license from us, or require us to seek licenses from third parties that may not be available on commercially reasonable terms, if at all. If we cannot obtain such licenses, we may be restricted or prevented from developing and commercializing our product candidates. Ultimately, we may be unable to sell some of our products or may have to cease certain business operations, which would have a material adverse effect on our revenue. Even if we are successful in defending against these proceedings or litigation, the proceedings or litigation itself could result in substantial costs.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs or be distracting to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

If we are unable to protect our trade secrets, we may be unable to protect our interests in proprietary know-how that is not patentable or for which we have elected not to seek patent protection.

In an effort to protect our unpatented proprietary technology, processes and know-how, we require our employees, consultants, collaborators and advisors to execute confidentiality agreements. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information. These agreements may be breached, and we may not become aware of, or have adequate remedies in the event of, any such breach. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators or advisors have previous employment or consulting relationships. Also, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

If we fail to comply with our obligations in the agreements under which we license development or commercialization rights to products or technology from third parties, we could lose license rights that are important to our business.

We are a party to technology licenses that are important to our business, and expect to enter into additional licenses in the future. We hold licenses from the University of Iowa Research Foundation and the Ottawa Health Research Institute relating to the technology underlying our TLR Therapeutics. These licenses impose various commercialization, milestone payment, royalty, insurance, indemnification and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we would lose valuable rights under our collaboration agreement and our ability to develop TLR Therapeutics.

The University of Iowa Research Foundation is responsible for the preparation, filing, prosecution and maintenance of the patent rights licensed to us under our agreement with them, utilizing patent counsel approved by us. Under our agreement with the Ottawa Health Research Institute, we are responsible for the preparation, filing and prosecution of the patent rights licensed to us under our agreement with them, utilizing patent counsel selected and approved by Ottawa and Coley. Under both of these licenses, we have the right, but not the obligation, to prosecute infringement actions of patent rights licensed to us. If we elect not to pursue infringers under these agreements, the licensors have the right to file infringement actions.

Risks Related to our Industry

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or if they obtain marketing approval for their products before we do, our commercial opportunity will be reduced or eliminated.

The pharmaceutical and biotechnology industry is highly competitive. Pharmaceutical and biotechnology companies are under increasing pressure to develop new products, particularly in view of lengthy product development and regulatory timelines, expiration of patent protection and recent setbacks experienced by several products previously approved for marketing. We compete with many companies that are developing therapies to stimulate or suppress the immune system, including molecule-based products directed at cancer, infectious diseases, asthma and allergies. Several of these companies are developing products with technologies that are similar to ours. In particular, we are aware of some competitors, including Dynavax, Hybridon, Intercell, and Cytos Biotechnology, that are pursuing the development of novel drug therapies that are agonists of, or that target, among other things, TLR9. We also face competition in the field of immunotherapy from academic institutions and governmental agencies. Many of our competitors may have greater financial and human resources or more experience in research and development than we have, or both, and they may have established sales, marketing and distribution capabilities. If we or our collaborators receive regulatory approvals for our TLR Therapeutic product candidates, some of our products will compete with well-established, FDA-approved therapies that have generated substantial sales over a number of years. In addition, we will face competition based on many different factors, including:

•	the safety and effectiveness of our products;

•	the timing and scope of regulatory approvals for these products;

•	the availability and cost of manufacturing, marketing and sales capabilities;

•	the effectiveness of our marketing and sales capabilities;

•	the price of our products;

•	the availability and amount of third-party reimbursement; and

•	the strength of our patent position.

We also anticipate that we will face increased competition in the future as new companies enter our target markets and scientific developments surrounding immunotherapy and other cancer therapies continue to accelerate. Competitors may develop more effective or more affordable products, or may achieve patent protection or commercialize products before us or our collaborators. In addition, the health care industry is characterized by rapid technological change. New product introductions, technological advancements, or changes in the standard of care for our target diseases could make some or all of our products obsolete.

Our products could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements, or if our product candidates or products exhibit unacceptable problems, if and when any of them are approved.

Any product for which we or our collaborators obtain marketing approval, together with the manufacturing processes, and advertising and promotional activities for such product, will be subject to continued regulation by the FDA and other regulatory agencies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Any adverse effects observed after the approval and marketing of a product candidate could result in the withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any, to short-term use. Later discovery of previously unknown problems with our products or their manufacture, or failure to comply with regulatory requirements, may result in:

•	restrictions on such products or manufacturing processes;

•	withdrawal of the products from the market;

•	voluntary or mandatory recalls;

•	fines;

•	suspension of regulatory approvals;

•	product seizures; or

•	injunctions or the imposition of civil or criminal penalties.

If we or our collaborators are slow to adapt, or unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, we or our collaborators may lose marketing approval for them when and if any of them are approved, resulting in decreased revenue from milestones, product sales or royalties.

We will face uncertainty in any commercialization of our TLR Therapeutic product candidates relating to coverage, pricing and reimbursement due to health care reform and heightened scrutiny from third-party payors, which may make it difficult or impossible to sell our product candidates on commercially reasonable terms.

Our profitability will depend, in part, on the extent to which government authorities, private health insurance providers and other organizations, in both domestic and foreign markets, known as third-party payors, provide reimbursement for the cost of our therapeutic products under medical insurance coverage. In the United

States, the availability of medical reimbursement by governmental and other third-party payors affects the market for every pharmaceutical product. These third-party payors continually attempt to contain or reduce health care costs by challenging the prices charged for medical products and services. In certain countries, particularly the countries of the European Union, the pricing of prescription pharmaceutical products and services and the level of government reimbursement are subject to substantial governmental control. Without the financial support of the government or third-party insurers, the market for our TLR Therapeutic products will be limited. Third-party payors may not reimburse sales of our TLR Therapeutic product candidates or enable us or our collaborators to sell them at prices that will provide a sustainable and profitable revenue stream.

The recent Medicare prescription drug coverage legislation and future legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

In the United States, there have been a number of legislative and regulatory proposals, at both the federal and state government levels, to change the healthcare system in ways that could affect our ability to sell our products profitably, if approved. For example, the Medicare Prescription Drug and Modernization Act of 2003, or MMA, will change the types of drugs covered by Medicare, and the methodology used to determine the price for such drugs. Further federal and state proposals and healthcare reforms are likely. Our business could be harmed by the MMA, by the possible effect of this legislation on amounts that private payors will pay and by other healthcare reforms that may be enacted or adopted in the future.

There is a substantial risk of product liability claims in our business. If we are unable to obtain sufficient insurance, a product liability claim against us could adversely affect our business.

We face an inherent risk of product liability exposure related to the testing of our TLR Therapeutic product candidates in human clinical trials and will face even greater risks upon any commercialization by us of our TLR Therapeutic product candidates. We have product liability insurance covering our clinical trials in the amount of $10 million, which we currently believe is adequate to cover any product liability exposure we may have. Clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance or increase our existing coverage at a reasonable cost to protect us against losses that could have a material adverse effect on our business. An individual may bring a product liability claim against us if one of our products or product candidates causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. Any product liability claim brought against us, with or without merit, could result in:

•	liabilities that substantially exceed our product liability insurance, which we would then be required to pay from other sources, if available;

•	an increase of our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, or at all;

•	withdrawal of clinical trial volunteers or patients;

•	damage to our reputation and the reputation of our products, resulting in lower sales;

•	regulatory investigations that could require costly recalls or product modifications;

•	litigation costs; and

•	the diversion of management’s attention from managing our business.

Claims relating to any improper handling, storage or disposal of biological and hazardous materials by us could be time-consuming and costly.

Our research and development activities in our German and Canadian facilities involve the controlled storage, use and disposal of hazardous materials. We are subject to government regulations relating to the use, manufacture, storage, handling and disposal of hazardous materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by applicable laws and regulations, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result or we could be penalized with fines, and any liability could exceed the limits of or fall outside our insurance coverage. We may not be able to maintain insurance on acceptable terms, or at all. Further, we could be required to incur significant costs to comply with current or future environmental laws and regulations.

Risks Related to Our Common Stock and This Offering

Our stock price is likely to be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Prior to this offering, there has been no public market for our common stock, and an active public market for our common stock may not develop or continue after this offering. We will negotiate with the underwriters to determine the price of the shares of common stock sold in the offering, but this price will not necessarily reflect the market price of the common stock following the offering. The market prices for securities of companies comparable to us have been highly volatile, and the market has experienced significant price and volume fluctuations. The market price of our common stock may fluctuate for a number of reasons, including:

•	announcements regarding our product development programs and clinical trials or the progress of our collaborations;

•	actual or anticipated variations in our quarterly operating results;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	regulatory developments regarding us or our competitors;

•	announcements of studies or reports relating to the effectiveness or safety of our products or those of our competitors;

•	developments with our collaborators;

•	new products or services introduced or announced by us or our competitors;

•	changes in the structure of health care payment systems, including developments in price control legislation;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel or members of our board of directors;

•	sales of substantial amounts of our stock by existing stockholders, including officers or directors pursuant to Rule 10b5-1 plans;

•	changes in estimates of our financial results or recommendations by securities analysts; and

•	general economic, industry and market conditions.

If any of these factors causes an adverse effect on our business, results or operations or financial condition, the price of our common stock could decline.

In addition, stockholders have initiated class action lawsuits against some biotechnology and pharmaceutical companies following periods of volatility in the market prices of these companies’ stocks. In the future, our stockholders may pursue similar litigation against us. In general, decreases in our stock price would reduce the value of our stockholders’ investments and could limit our ability to raise necessary capital or make acquisitions of assets or businesses. If a stockholder instituted litigation on this basis, it could result in substantial costs and would divert management’s attention and resources.

If there are substantial sales of our common stock, our stock price could decline.

Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. If we or our stockholders sell significant amounts of our common stock in the public market after this offering, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock could decline significantly. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Immediately after the closing of this offering and the simultaneous private placement of              shares to Pfizer, we will have outstanding              shares of common stock. This includes              shares that we are selling in this offering, which may be resold immediately, subject to certain restrictions in the case of sales of these shares by our affiliates in the public market. Substantially all of the remaining              shares outstanding will become eligible for resale in the public market 180 days after the date of the final prospectus upon the expiration of lock-up agreements our stockholders have with the underwriters, with the remaining              shares being available for resale in the public market at any time. However, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, can waive the lock-up restriction and allow these stockholders to sell their shares at any time. Of these shares available for resale after the expiration of the lock-up agreements, approximately              will be subject to volume limitations under the federal securities laws.

Upon completion of this offering, holders of an aggregate of approximately 80,622,243 shares of our common stock, plus 9,684,386 shares of our common stock issuable upon the exercise of warrants at prices ranging from $1.23078 per share to $3.7118 per share, will have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission. If we register their shares of common stock following the expiration of the lock-up agreements, they can sell those shares in the public market.

We also intend to register all common stock that we may issue under our stock compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to restrictions under the securities laws and the lock-up agreements described above. If any of these stockholders cause a large number of securities to be sold in the public market, the sale could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

Sales of a substantial number of shares of our common stock following the expiration of the lock-up periods could cause our stock price to decline. These matters are discussed in greater detail under the section entitled “Shares Eligible for Future Sale.”

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

Upon completion of this offering, our executive officers, directors and beneficial owners of 5% or more of our common stock and their affiliates will, in aggregate, beneficially own approximately             % of our outstanding common stock or             % if the underwriters exercise their over-allotment option in full. The interests of one or more of these stockholders may conflict with the interests of the other holders of our common stock. These persons, acting together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control of our company;

•	entrenching our management or members of our board of directors;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Please refer to the section entitled “Principal Stockholders” for additional information on concentration of ownership of our common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion over the use of proceeds from this offering, including for any purposes described in the “Use of Proceeds” section of this prospectus. You may not agree with management’s decisions, and our use of the proceeds may not yield any return on your investment in us. You will not have the opportunity, as part of your investment in our common stock, to assess whether the net proceeds of this offering will be used appropriately. The failure of our management to apply the net proceeds of this offering effectively could harm our business and financial condition.

Anti-takeover provisions in our certificate of incorporation and bylaws and under Delaware law may prevent or frustrate a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Provisions of our certificate of incorporation and bylaws that will be in effect on the closing of this offering may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting or other rights of the holders of our common stock. These provisions include:

•	limiting the persons who can call special meetings of stockholders;

•	prohibiting stockholder actions by written consent;

•	creating a classified board of directors pursuant to which our directors are elected for staggered 3-year terms and the removal of directors only for cause;

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	authorizing our board of directors to issue additional preferred stock with voting rights to be determined by the board of directors.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our change in control agreements with our executive officers, key employees and directors may require us to pay severance benefits to any of those persons who are terminated in connection with a change in control of us.

All of our executive officers and several key employees are parties to change in control agreements providing for the payment of severance benefits and acceleration of vesting of stock options in the event of a termination of employment in connection with a change in control of us. Change of control agreements with some of our directors provide for acceleration of vesting of their options in connection with a change of control. Accelerated vesting of options could result in dilution to our existing stockholders and harm the market price of our common stock. The payment of these severance benefits could harm our financial condition and results. In addition, these potential severance payments under these agreements may discourage or prevent third parties from seeking a business combination with us.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

If you purchase common stock in this offering, the value of your shares based upon our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as “dilution.” Based upon the net tangible book value of our common stock at March 31, 2005, and assuming a public offering price of $             per share, your shares will be worth $             less per share than the price you paid in this offering. Further, investors purchasing common stock in this offering will contribute approximately             % of the total amount invested by stockholders since our inception, but will only own approximately             % of the shares of common stock outstanding.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less than the price offered to the public in this offering when they purchased their shares and the exercise of stock options granted to our employees. As of March 31, 2005, options to purchase 14,230,476 shares of our common stock at a weighted average exercise price of $0.49 per share were outstanding. In addition, as of that date we have 674,000 shares of Series C preferred stock reserved for issuance upon the exercise of outstanding warrants at a price of $3.7118 per share which will be exercisable for 1,153,252 shares of common stock upon completion of this offering, 37,954 shares of Series F preferred stock reserved for issuance upon the exercise of outstanding warrants at a price of $1.42276 per share which will be exercisable for 43,874 shares of common stock upon completion of this offering and 8,531,134 shares of common stock reserved for issuance upon the exercise of outstanding warrants at a price of $1.23078 per share. If we raise additional funding by issuing more equity securities, the newly issued shares will further dilute the voting power of your investment on a percentage basis. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of a liquidation. Please refer to the section entitled “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “potential” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our preclinical and clinical trials, research and development programs;

•	our or our collaboration partners’ ability to advance product candidates into clinical trials;

•	our understanding of the intentions of our collaboration partners;

•	the further preclinical or clinical development and commercialization of our product candidates;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	our ability to maintain and establish corporate collaborations;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	the timing or likelihood of regulatory filings and approvals;

•	our and Pfizer’s intention to seek a special protocol assessment from the FDA in 2005;

•	our use of proceeds from this offering;

•	our financial performance; and

•	competitive companies, technologies and our industry.

These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Any forward-looking statement in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, industry and future growth. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of              shares of common stock in this offering and the sale to Pfizer of              shares of common stock in the simultaneous private placement at an assumed price of $              per share will be approximately $              million after deducting estimated offering expenses and underwriting discounts and commissions and assuming an initial public offering price of $              per share. If the over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $              million.

We currently intend to use the proceeds of this offering to fund the growth of our business and for general corporate purposes, including:

•	clinical trial and drug development activities, including:

•	expansion of our infectious disease program, including expanding ongoing Phase Ib clinical trials of Actilon in HCV to explore higher doses, different dosing schedules or forms of administration and individualized dosing trials; and

•	commencing new clinical trials examining Actilon in combination with other drugs;

•	expanding our product candidate portfolio into additional disease areas beyond cancer, infectious disease and respiratory diseases by identifying new TLR Therapeutics; and

•	prosecution and maintenance of our patents, working capital, capital expenditures and other general corporate purposes.

The amounts that we actually expend for these purposes may vary significantly depending on a number of factors. The amounts and timing of our expenditures will depend upon numerous factors including the results of our research and development efforts, the timing and success of preclinical testing, the timing and success of any clinical trials we may commence in the future, the timing of regulatory submissions, the amount of proceeds actually raised in this offering and the amount of cash, if any, generated by our collaboration agreements. We may change the allocation of use of proceeds as a result of contingencies such as the progress and results of our clinical trials and other research and development activities, the establishment of collaborations and regulatory or competitive developments.

We do not expect the net proceeds from this offering to be sufficient to fund the completion of the development of any of our product candidates and we expect that we will need to raise additional funds prior to being able to market any products.

We currently estimate that we will spend approximately 50% of the net proceeds from this offering on drug development and clinical trials for Actilon, 30% on the discovery and development of new TLR Therapeutics and 20% for working capital, capital expenditures and other general corporate purposes. We expect that the net proceeds of this offering will be sufficient to enable us to advance Actilon into multiple Phase II clinical trials and advance another preclinical TLR Therapeutic product candidate up to the initiation of Phase II clinical trials.

As a result, management will retain broad discretion over the allocation of the net proceeds from this offering. We have no current plans, agreements or commitments for acquisitions of any businesses, products or technologies. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in accordance with our investment policy guidelines, which provide for investment of funds in cash equivalents, United States government obligations, high grade municipal and corporate notes and commercial paper.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business. Our board of directors will determine the timing and amount of any such future dividends.

CAPITALIZATION

The following table describes our cash position and our capitalization as of March 31, 2005:

•	on an actual basis;

•	on a pro forma basis after giving effect to the automatic conversion of all outstanding shares of convertible preferred stock, including the guaranteed paid-in-kind Series F dividends, into 77,876,243 shares of common stock upon completion of this offering; and

•	on a pro forma as adjusted basis to reflect the receipt of the net proceeds from our sale of shares of common stock at an assumed initial public offering price of $ per share in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	As of March 31, 2005
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share and per share data)
Cash, cash equivalents and marketable securities	$14,537	$14,537

Long-term debt and capital lease obligations including current portion	$4,824	$4,824

Redeemable convertible preferred stock, $0.01 par value; 67,946,524 shares authorized; 58,846,748 issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	146,406	—

Shareholders’ (deficit) equity:
Preferred stock, $0.01 par value; no shares authorized, issued and outstanding, actual; and shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.01 par value; 125,000,000 shares authorized, actual; shares authorized, pro forma and pro forma as adjusted; 4,897,691 shares issued and outstanding actual; 82,773,934 shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	49	828
Additional paid-in capital	30,745	176,372
Note receivable from shareholder	(64)	(64)
Accumulated other comprehensive loss	359	359
Deferred compensation	(13,168)	(13,168)
Accumulated deficit	(162,654)	(162,654)

Total shareholders’ (deficit) equity	(144,733)	1,673

Total capitalization	$1,673	$1,673

The actual, pro forma, and pro forma as adjusted information set forth in the table excludes:

•	14,230,476 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2005 at a weighted average exercise price of $0.49 per share;

•	8,531,134 shares of common stock issuable upon exercise of common stock warrants outstanding as of March 31, 2005 at an exercise price of $1.23078 per share;

•	674,000 shares of Series C preferred stock issuable upon exercise of warrants outstanding as of March 31, 2005 at an exercise price of $3.7118 per share, which warrants will become exercisable for 1,153,252 shares of common stock upon completion of this offering;

•	37,954 shares of Series F preferred stock issuable upon exercise of a warrant outstanding as of March 31, 2005 at an exercise price of $1.42276 per share, which warrant will become exercisable for 43,874 shares of common stock upon completion of this offering; and

•	our receipt of $50 million from Pfizer as an up-front payment under our license agreement in May 2005 ($9.4 million of which is owed to third parties, including $2.7 million in deferred royalties).

DILUTION

Our historical net tangible book value as of March 31, 2005 was approximately $(146.0) million or $(29.80) per share of common stock. Our pro forma net tangible book value as of March 31, 2005, after giving effect to the automatic conversion of all of our preferred stock outstanding as of that date into 77,876,243 shares of common stock, including shares of common stock issuable in connection with a guaranteed paid-in-kind dividend on the Series F Preferred Stock, was approximately $0.4 million, or $0.01 per share of common stock. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities less redeemable convertible preferred stock by the number of shares of common stock outstanding at March 31, 2005.

Our pro forma as adjusted net tangible book value per share after this offering and the sale of              shares of common stock to Pfizer in a private placement simultaneously with this offering would have been $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $             per share to new investors. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the simultaneous private placement and the net tangible book value per share of our common stock immediately afterwards, after giving effect to the sale of              shares in this offering at an assumed public offering price of $                         per share and the simultaneous private placement and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2005	$(29.80)
Increase per share attributable to pro forma conversion of preferred stock	29.81

Pro forma net tangible book value per share before this offering	$0.01
Increase per share attributable to this offering and the simultaneous private placement

Pro forma as adjusted net tangible book value per share after this offering

Dilution of net tangible book value per share to new investors in this offering		$

If the underwriters exercise their over-allotment option in full to purchase              additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $             per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $             per share and the dilution of net tangible book value to new investors purchasing common stock in this offering would be $             per share.

The following table summarizes, on a pro forma basis as of March 31, 2005, after giving effect to this offering and the sale of              shares of common stock to Pfizer in a private placement simultaneously with this offering and assuming a public offering price of $             per share, the total number of shares of common stock purchased from us and the total consideration and the average price per share paid by existing shareholders and by new investors, calculated before deduction of underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	82,774%		$146,958%		$1.78
Investors in the simultaneous private placement
New investors

Total		100%		$100%

The number of shares of common stock outstanding in the table above is based on the number of shares outstanding as of March 31, 2005 and assumes no exercise of the underwriter’s over-allotment option to purchase up to an additional              shares of common stock. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to     % of the total number of shares of common stock outstanding after this offering and the number of shares of common stock held by new investors will be increased to             , or     % of the total number of shares of common stock outstanding after this offering.

The information also assumes no exercise of any outstanding stock options or warrants. As of March 31, 2005, there were 14,431,684 shares of common stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $0.49 per share, 674,000 shares of Series C preferred stock reserved for issuance upon the exercise of outstanding warrants at a price of $3.7118 per share, which will be exercisable for 1,153,252 shares of common stock upon completion of this offering, 37,954 shares of Series F preferred stock reserved for issuance upon the exercise of an outstanding warrant at a price of $1.42276 per share, which will be exercisable for 43,874 shares of common stock upon completion of this offering and 8,531,134 shares of common stock reserved for issuance upon the exercise of outstanding warrants at a price of $1.23078 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. If all of these options and warrants had been exercised as of March 31, 2005, net tangible book value per share after this offering would be $             and total dilution per share to new investors would be $             .

The information above does not reflect our receipt of the $50 million up-front payment from Pfizer under our license agreement in May 2005 ($9.4 million of which is owed to third parties, including $2.7 million in deferred royalties).

SELECTED CONSOLIDATED FINANCIAL DATA

In the tables below, we provide you with our selected historical consolidated financial data. We have prepared this information using our audited consolidated financial statements for the five years ended December 31, 2004. We have derived the statement of operations data for the three months ended March 31, 2004 and 2005 and the balance sheet data as of March 31, 2004 and 2005 from our unaudited financial statements included in this prospectus. In the opinion of our management, these unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of these financial statements. When you read this summary historical consolidated financial data, it is important that you read along with it the audited consolidated financial statements and related notes to the financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future.

We have presented pro forma net loss per share information for the year ended December 31, 2004 and the three months ended March 31, 2005 to give effect to the assumed conversion of all outstanding shares of our convertible preferred stock into a total of 77,876,243 shares of common stock.

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue
Collaborative agreements	$1,553	$1,015	$8,617	$4,498	$5,964	$200	$295
Government contracts and grants	—	—	5,582	2,050	8,380	1,712	1,495

Total revenue	1,553	1,015	14,199	6,548	14,344	1,912	1,790

Operating expenses
Research and development	7,678	20,910	22,430	28,249	39,222	9,910	10,764
General and administrative	11,078	12,006	10,871	8,637	7,725	2,054	3,550
Royalty expense	469	156	1,129	522	878	76	76

Total operating expenses	19,225	33,072	34,430	37,408	47,825	12,040	14,390

Loss from operations	(17,672)	(32,057)	(20,231)	(30,860)	(33,481)	(10,128)	(12,600)
Other income and expense
Interest income	1,177	2,004	554	262	314	78	104
Interest expense	(87)	(130)	(431)	(1,106)	(683)	(175)	(139)
Foreign currency gain (loss)	305	(103)	(116)	1,143	(46)	(95)	—
Other income, net	—	—	67	76	17	4	(23)

Total other income and expense	1,395	1,771	74	375	(398)	(188)	(58)

Loss before income taxes	(16,277)	(30,286)	(20,157)	(30,485)	(33,879)	(10,316)	(12,658)
Income tax benefit (expense)	(174)	—	169	(25)	(102)	—	—

Net loss	(16,451)	(30,286)	(19,988)	(30,510)	(33,981)	(10,316)	(12,658)
Accretion of redeemable convertible preferred stock	(2,136)	(5,511)	(6,413)	(5,356)	(3,162)	(770)	(807)
Elimination of redeemable convertible preferred stock dividends	—	—	—	19,724	—	—	—

Net loss attributable to common shareholders	$(18,587)	$(35,797)	$(26,401)	$(16,142)	$(37,143)	$(11,086)	$(13,465)

Net loss per share attributable to common shareholders
Basic and diluted net loss per share attributable to common shareholders	$(5.26)	$(8.13)	$(5.77)	$(3.54)	$(8.15)	$(2.45)	$(2.81)

Weighted average shares used to compute basic and diluted loss per share attributable to common shareholders	3,534	4,403	4,573	4,563	4,559	4,532	4,788

Pro forma basic and diluted net loss per share attributable to common shareholders					$(0.41)		$(0.15)

Shares used to compute pro forma basic and diluted net loss per share attributable to common shareholders					82,435		82,664

	As of December 31,					As of March 31, 2005
	2000	2001	2002	2003	2004
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$53,211	$37,306	$14,159	$27,971	$23,203	$14,537	(1)
Working capital	49,630	27,856	10,203	19,398	13,641	6,166
Total assets	60,023	47,806	33,983	44,824	36,090	28,454
Current liabilities	4,339	10,706	12,135	12,235	12,507	12,023
Long term deferred revenue	9,076	12,716	11,803	12,519	11,840	11,552
Long term debt obligations	1,440	2,169	2,491	6,679	3,731	3,206
Redeemable convertible preferred stock	81,819	90,971	100,692	117,549	145,631	146,406
Total shareholders’ deficit	(36,651)	(68,932)	(93,138)	(104,158)	(137,619)	(144,733)

(1)	Does not include our receipt in May 2005 of $50 million as an up-front payment under the license agreement with Pfizer ($9.4 million of which is owed to third parties, including $2.7 million in deferred royalties).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are a biopharmaceutical company focused on discovering and developing TLR Therapeutics, a novel class of drug candidates for cancers, infectious diseases and respiratory disorders. We began operations in 1998. We currently have four drug candidates in clinical trials, including our lead product candidate, ProMune for cancers, which is currently in Phase II clinical trials, and Actilon for infectious diseases, which is currently in a Phase Ib clinical trial. Our strategy has been to advance our cancer drug development program to a point where we could enter into a collaboration with a third party and then focus our financial and development resources on advancing our infectious disease program. Since our inception, we have generated significant losses while we or our collaborators have advanced our products into clinical trials. As of March 31, 2005, we had accumulated a deficit of $163 million.

Our most advanced product candidate, ProMune, was licensed to Pfizer in March 2005. Pfizer will fund virtually all future development, regulatory and commercialization costs for ProMune. Subsequent to this license, we expect to continue to spend significant amounts on the discovery and development of TLR Therapeutics for infectious diseases, and expand our research and development programs for new TLR Therapeutics for additional disease indications and advance new product candidates into clinical development from our existing research programs.

We have funded our operations primarily through:

•	Proceeds of $145.6 million from private placements of preferred stock and warrants;

•	Cash receipts of $35 million from our commercial collaborations, which include $20.0 million from vaccine adjuvant collaborations;

•	Cash receipts of $16 million from United States government contracts and grants;

•	$6.8 million borrowed for leasehold improvements and equipment financing under a capital lease facility; and

•	$2.1 million in debt to fund our initial research and development activities.

Our research and development and financial focus since inception has been in the areas of cancer and infectious diseases. In other areas, such as respiratory diseases and vaccines, we have entered into commercial collaborations to supplement our own resources in the development and commercialization of our drug candidates, and to fund the continued development of our technology. In addition, our government programs have allowed us to further develop and expand our research and development capabilities in areas of interest to us, with the added advantage of reducing our financing needs.

Most of our expenditures to date have been to discover and develop our pipeline of product candidates, to develop our product technology platform and to seek or obtain patents for our intellectual property. Research and development expenditures through March 31, 2005 were related primarily to the development of our lead product candidate, ProMune, and to filing patent applications on our inventions. Our patent estate, on a worldwide basis, includes 42 issued patents and approximately 300 pending patent applications. In addition, in 2000 we licensed three patents relating to immune stimulatory and modulatory oligonucleotide technology. We have integrated this oligonucleotide technology into our TLR Therapeutic product candidates being developed by us and our collaborators as new potential cancer, asthma, allergy and infectious disease treatments.

International Operations

We have 131 employees located in the United States, Canada and Germany. We coordinate program management, drug development, clinical and regulatory activities from our corporate offices in Wellesley, Massachusetts. Our pharmacology and clinical laboratories are located in Ottawa, Canada, with drug discovery research and chemical development conducted in Langenfeld, Germany. We conduct and manage clinical trials in the United States, several European countries and Canada using primarily internal resources, but currently are also working jointly with contract research organizations for our ongoing randomized, international Phase II clinical trial in advanced melanoma. We employ contractors to manufacture, package, inventory and distribute our product candidates for preclinical and clinical development.

Research and Development Activities

Included in research and development expenses are the following activities and related expenses: basic research and preclinical expense, clinical trials and drug development expense and government program expense.

Basic research and preclinical expense includes discovery research, chemical development, pharmacology, product development and patent related legal costs related to our internal research programs.

Clinical trials and drug development expense includes external costs of manufacturing TLR Therapeutics and of conducting clinical trials, as well as internal costs for clinical development, regulatory compliance, quality assurance, pharmaceutical development and operating our analytical laboratory.

Government program expense includes amounts incurred for our labor, external consulting and manufacturing costs, as well as sub-contractor costs attributable to our government contracts and grants.

Most of our product development programs are at an early stage; therefore, the successful development of our product candidates is highly uncertain and may not result in approved products. Completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. Product candidates that may appear promising at early stages of development may not reach the market for a number of reasons. Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than anticipated, may fail to receive necessary regulatory approvals and may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality. The lengthy process of seeking FDA approvals requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining regulatory approvals could materially adversely affect our product development efforts. Because of these risks and uncertainties, we cannot predict when or whether we will successfully complete the development of our product candidates or the ultimate product development cost or whether we will obtain any approval required by the FDA on a timely basis, if at all.

Clinical Development Strategy and Ongoing Clinical Programs

Our research and development costs from 2000 to March 31, 2005 have principally related to our clinical development program for ProMune. From 1999 to 2003, we conducted ten exploratory clinical trials with ProMune as a single agent and in combination with other anti-cancer therapies, including chemotherapy agents in different cancers. Based on the results of these trials, in 2003 we selected NSCLC and advanced melanoma for further evaluation of ProMune in randomized controlled, multi-center Phase II trials and extended our exploratory Phase I clinical trial in cutaneous T-cell lymphoma, or CTCL, into a Phase II trial. In addition to clinical trials in cancer, during 2003 and 2004, we conducted two clinical trials in infectious diseases.

In March 2005, we entered into a worldwide license agreement with Pfizer relating to the treatment, control and prevention of multiple cancer indications, under which we have granted Pfizer development and worldwide marketing rights to ProMune for cancer indications. Pfizer will pay virtually all ongoing ProMune development costs. As a result of licensing ProMune to Pfizer, we will shift our internal product development focus from oncology to concentrate on our ongoing work in infectious diseases. Our lead product candidate for the treatment of infectious diseases is Actilon, which is currently in a randomized, controlled Phase Ib clinical trial in HCV. We intend to continue and expand this ongoing clinical study to explore higher doses, different dosing schedules and individualized weight-based dosing in 2005.

Based upon interim clinical results to date, we also intend to conduct additional exploratory clinical trials in HCV patients evaluating Actilon in combination with the standard therapy for HCV, interferon plus ribavirin, as well as with each of those agents alone. In addition, we plan to conduct exploratory clinical trials of Actilon in other infectious diseases because we believe that this drug candidate has the potential to treat systemic viral infection, as well as other infections, such as those of the skin, sinuses or lungs. Consistent with our ProMune clinical development strategy, we plan to use the results of these clinical trials to determine our Actilon clinical development strategy in infectious diseases before choosing lead indications to proceed into Phase II efficacy clinical trials.

Clinical trials in process that are being funded by us at March 31, 2005 are as follows:

Trial	Indication	Enrollment Status
Cancer
Phase II	First-Line NSCLC	Fully enrolled
Phase II	Advanced Melanoma	Fully enrolled
Phase II	Recurrent CTCL	Enrolling
Infectious Disease
Phase Ib	Hepatitis C	Enrolling

Virtually all ongoing cancer clinical trial expenses will be funded by Pfizer under our agreement with them.

Research and Development Cost Allocations

We have many research projects ongoing at any one time. We have the ability to utilize our financial and human resources across several research projects. Our internal resources, employees and infrastructure, are not directly tied to any individual research project and are typically deployed across multiple projects. Our clinical development programs are developing each of our product candidates in parallel for multiple disease indications, while our basic research activities are seeking to discover potential drug candidates for multiple new disease indications. We do not record or maintain information regarding the costs incurred for our research and development programs on a program specific basis. In addition, we believe that allocating costs on the basis of time incurred by our employees does not accurately reflect the actual costs of a project.

Prior to 2004, we did not specifically identify all external clinical trial and drug development expenses by program. As set forth under “—Results of Operations—Quarters Ended March 31, 2005 and 2004—Research and Development Expenses,” we have begun to report external clinical trial and drug development expenses by program.

United States Government Contracts and Grants

As of March 31, 2005 we had gross proceeds of $19.3 million remaining to be received under our various government contracts and grants, which include amounts for reimbursement to our subcontractors, as well as, potential reimbursement for our employees’ time and benefits and other expenses related to performance under the various contracts. Funding of these government contracts and grants beyond the United States government’s current fiscal year are subject to annual congressional appropriations.

The status of our United States government contracts and grants is as follows:

Program Title	Agency		Program Total	Total Received Through March 31, 2005	Remaining Amounts to be Received as of March 31, 2005	Contract / Grant Expiration
Pulmonary Innate Immune Activation for Bioterror Defense	NIAID	(1)	$6.3	$2.8	$3.5	2006
Activation of Innate Immunity by CpG DNA for Broad Spectrum Protection Against Pathogens	DARPA	(2)	12.0	11.2	0.8	2005
Innate Immune Receptors and Adjuvant Discovery	NIAID		16.9	1.9	15.0	2009

Total			$35.2	$15.9	$19.3

(1)	National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health
(2)	Defense Advanced Research Projects Agency, part of the Department of Defense

Critical Accounting Policies

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements as well as the reported revenues and expenses during the reported periods. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in Note 3 to our financial statements appearing at the end of this prospectus, we believe that the following critical accounting policies relating to revenue recognition and stock-based compensation expense are important to understanding and evaluating our reported financial results.

Revenue Recognition. Cash received from our collaboration agreements includes up-front payments, nonrefundable sublicense fees, research and development funding and milestone payments. The timing of cash receipts may differ from revenue recognized for financial accounting purposes.

In assessing the appropriate revenue recognition related to a collaboration arrangement, we first determine whether an arrangement includes multiple elements. If multiple elements exist, we evaluate whether a required deliverable under the arrangement can be separated from other elements of the arrangement. We utilize the guidance in EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” which indicates a deliverable can be accounted for as a separate unit of accounting if the delivered item has value to the customer on a stand alone basis and there is objective and reliable evidence of the fair value of the undelivered item. Our arrangements generally do not contain refund rights.

After separating multiple element arrangements into units of accounting, we evaluate the timing of revenue recognition for each element. Our policy is to recognize revenue as we deliver our performance obligations. If we are unable to estimate the pattern of delivery, we will recognize revenue on a straight line basis over the term of our performance obligations.

In addition to up-front payments and research and development funding, we may also be entitled to milestone payments that are contingent upon our achieving a predefined objective. We follow the substantive milestone method for recognizing revenue from milestones. Under this approach, milestone payments are recorded as revenue upon achievement of the milestone if the milestone is determined to be substantive. A milestone is considered substantive if the achievement of the objective was at risk, substantive effort was involved in achieving the milestone and the amount of the payment was reasonable in relation to our level of effort.

Our agreements also enable us to earn milestone payments if our collaborator achieves performance objectives such as clinical and regulatory milestones. Since these payments are not related to our performance and therefore are not considered substantive milestones, we treat these as contingent license fees and recognize them in a similar manner to up front payments. If such milestone is earned while we are performing under the arrangement, we will spread the recognition of the milestone over our performance period by recording a cumulative amount to revenue for the proportionate amount that related to our past performance and deferring and recognizing the remainder as we complete our future performance obligations. If we have no further performance obligations, the contingent payments are recognized when earned.

As we applied our policy to our collaboration arrangements we made judgments which affected the pattern of revenue recognition. Following is a description of the key judgments related to our most significant collaboration agreements that generated revenue from 2002 to 2004:

•	In our arrangements with GlaxoSmithKline, they have the right to future technology. Since we were unable to establish objective and reliable evidence of fair value of that deliverable, the license and the right to future technology are being treated as a single unit of accounting. Since we can not estimate the level of effort related to the future deliverables, we are recognizing revenue on a straight line basis over the term of the agreement.

•	In our arrangement with sanofi-aventis, we issued a license and agreed to provide research and development services. We concluded that the license did not have stand-alone value from the research and development services and those elements were combined as a single unit of accounting. We recognized revenue over the period of our performance of the research and development services.

Stock-Based Compensation Expense. Given the absence of an active trading market for our common stock, the fair value of our common stock has periodically been estimated using several factors and indicators, including progress and milestones achieved in our business development and performance, the price per share of our convertible redeemable preferred stock offerings, estimates of the sale value of our company to a buyer and estimates of a potential price per share in an initial public offering of our common stock.

Stock-based compensation for options granted to employees is measured as the excess, if any, of the estimated fair value of our common stock on the date the options were granted and the exercise price of the option. Stock-based compensation is recorded as an expense in the consolidated statements of operations on a straight line basis over the period of vesting of the stock option.

For stock options granted to non-employees, the fair value of the stock options is estimated using the Black-Scholes valuation model. This model utilizes the estimated fair value of common stock and requires that, at the date of grant, we make assumptions with respect to the expected life of the option, the volatility of the fair value of our common stock, risk free interest rates and expected dividend yields of our common stock. We have to date assumed that non-employee stock options have an expected life of ten years, representing their full contractual life, and assumed common stock volatility of 80%. Higher estimates of volatility and expected life of the option increase the value of an option and the resulting expense.

Stock-based compensation expense computed is recognized over the period of expected service by the non-employee. As the service is performed, we are required to update these assumptions and periodically revalue unvested options and make adjustments to the stock-based compensation expense using the new valuation. These adjustments may result in additional or less stock-based compensation expense than originally estimated or recorded, with a corresponding increase or decrease in compensation expense in the statement of operations. Ultimately, the final compensation charge for each option grant to non-employees is unknown until those options have vested or services have been completed or the performance of services is completed.

Results of Operations

Quarters Ended March 31, 2005 and 2004

Revenue. Revenue decreased by $0.1 million to $1.8 million in the three months ended March 31, 2005 from $1.9 million in the same period in 2004, a decrease of 6.4%. This decrease was primarily attributable to reduced efforts under our government contracts.

Collaborator revenue increased by $0.1 million to $0.3 million in the three months ended March 31, 2005 from $0.2 million in the same period in 2004. This increase resulted from the recognition in revenue of a milestone payment for the initiation by GlaxoSmithKline of a Phase I clinical trial of VaxImmune in prostate cancer during the quarter ended March 31, 2005. Revenue for this $0.5 million milestone is being recorded over the 20 year term of the underlying licensing agreement with $0.1 million recognized in the three months ended March 31, 2005.

Government revenue decreased by $0.2 million to $1.5 million in the three months ended March 31, 2005 from $1.7 million in the same period in 2004. Of this decrease, $0.8 million is due to our reduced efforts under our DARPA contract. Revenues under our NIAID research agreements increased by $0.6 million in the three months ended March 31, 2005 due primarily to activities under our Innate Immune Receptors and Adjuvant Discovery program.

Research and development expenses. Research and development expenses increased by $0.9 million to $10.8 million in the three months ended March 31, 2005 from $9.9 million in the same period in 2004, an increase of 8.6%.

			Change
Research and Development Expenses	2004	2005	2005 vs. 2004
	(in thousands)

Basic research and preclinical expense	$3,148	$3,092	$(56)
Clinical trials and drug development expense	4,965	3,674	(1,291)
Government program expense	921	918	(3)
Stock compensation	403	2,670	2,267
Depreciation and amortization	473	410	(63)

Total research and development expenses	$9,910	$10,764	$854

Basic research and preclinical expense of $3.1 million was essentially unchanged from the three months ended March 31, 2004 compared to the same period in 2005 and reflected our ongoing efforts to broaden our TLR Therapeutic drug candidates.

Clinical trials and drug development expense decreased by $1.3 million from the three months ended March 31, 2004 compared to the same period in 2005. External expenses for our ProMune program were $1.1 million for the three months ended March 31, 2005, a decrease of $0.7 million over 2004. This decrease was due primarily to lower clinical trial expenses, as enrollment in our Phase II clinical trials in NSCLC and advanced melanoma was completed during 2004. External expenses for our Actilon program were $0.6 million for the three months ended March 31, 2005, a decrease of $0.5 million over 2004. This decrease was due primarily to lower toxicology study expenses.

Government program expense of $0.9 million was essentially unchanged from the three months ended March 31, 2004 compared to the same period in 2005.

Stock compensation expense increased by $2.3 million from the three months ended March 31, 2004 compared to the same period in 2005. In the quarter ended March 31, 2005, stock compensation expense of $2.0 million was recognized for fully vested stock options granted to employees.

Stock compensation expense for research and development employees and consultants, which is a non-cash expense, is allocated on an employee and consultant specific basis. We record deferred compensation based upon the difference between the exercise price of granted common stock options and the estimated fair market value of our common stock on the grant date. Expense is then recognized over the vesting period of the stock option, typically four years.

Depreciation and amortization expenses for laboratory equipment and leasehold improvements at our research facilities decreased by $0.1 million from the three months ended March 31, 2004 compared to the same period in 2005 due to equipment that became fully depreciated in 2005.

General and administrative expenses. General and administrative expenses increased by $1.5 million to $3.6 million in the three months ended March 31, 2005 from $2.1 million in the same period in 2004, an increase of 72.8%, due primarily to higher stock compensation expenses. Stock compensation expense increased by $1.8 million from $0.4 million in the three months ended March 31, 2004 to $2.2 million in the same period in 2005. This increase was primarily associated with the grant of fully vested stock options to employees. Non-stock compensation expenses decreased by $0.4 million to $1.3 million in three months ended March 31, 2005 due to reduced compensation and personnel costs resulting from work force reductions in 2004.

Royalty expense. Royalty expense results from royalties paid or accrued to the University of Iowa Research Foundation and the Ottawa Health Research Institute related to revenues from collaboration agreements. Royalty expense of $76,000 was unchanged from the three months ended March 31, 2004 compared to the same period in 2005.

Other income and expense. Interest expense decreased by $0.1 million in 2005 as a result of lower interest payments on our declining debt balance under our capital lease facility. Interest income was essentially unchanged from the three months ended March 31, 2004 compared to the same period in 2005. Foreign currency related losses were $0.1 million in the three months ended March 31, 2004, and in the same period in 2005, losses on the settlement of inter-company balances were offset by re-measurement gains on foreign subsidiary debt.

Net loss. Net loss increased by $2.4 million to $12.7 million in the three month period ended March 31, 2005 from a net loss of $10.3 million in the same period in 2004, primarily resulting from higher stock compensation expense of $4.1 million, offset by a $1.3 million decrease in clinical trials and drug development expenses, and a $0.4 million reduction in general and administrative expenses. Stock compensation expense associated with the grant of fully vested stock options to employees in the first quarter of 2005 was $3.5 million for the three months ended March 31, 2005.

Years Ended December 31, 2004 and 2003

Revenue. Revenue increased by $7.8 million to $14.3 million in 2004 from $6.5 million in 2003. Revenues from our United States government contracts and grants and the achievement of a clinical development milestone were primarily responsible for this increase. Explanations of changes in each of our revenue classifications follow:

Revenue from our collaborative agreements increased by $1.5 million to $6.0 million in 2004 from $4.5 million in 2003. This was primarily due to:

•	Fees recognized over the performance period decreased $3.5 million in 2004 primarily as a result of the completion of our sponsored research agreement with sanofi-aventis in 2003.

•	Milestones recognized when earned increased by $5.0 million as a result of a milestone payment from sanofi-aventis in 2004. This milestone resulted from their initiation of a Phase I clinical trial with AVE7279. Since our performance under this agreement was complete, we recognized the milestone when earned.

Government contract and grant revenue increased by $6.3 million to $8.4 million in 2004 from $2.1 million in 2003. Of this increase, $4.4 million is due to efforts by us and our sub-contractors under both of our NIAID research agreements. In addition, revenues under our DARPA contract increased by $1.9 million over 2003, reflecting our efforts in filing of a VaxImmune investigational new drug application and an increase in reimbursable expenses attributable to manufacturing and packaging VaxImmune and the subsequent initiation of a Phase I clinical study of VaxImmune combined with anthrax vaccine.

Research and development expenses. Research and development expenses increased $11.0 million to $39.2 million in 2004 from $28.2 million in 2003. This increase primarily reflects the progress of our Phase II oncology clinical trials and government contract expenses incurred under our three ongoing United States government contracts. The following table summarizes the changes in the components of research and development expense between 2004 and 2003.

	Year ended December 31,		Change
Research and Development Expenses:	2003	2004	2004 vs. 2003
	(in thousands)
Basic research and preclinical expense	$10,667	$11,084	$417
Clinical trial and drug development expense	12,768	18,023	5,255
Government program expense	1,448	6,663	5,215
Stock compensation expense	1,614	1,653	39
Depreciation and amortization	1,752	1,799	47

Total research and development expenses	$28,249	$39,222	$10,973

Basic research and preclinical expense increased by $0.4 million in 2004, reflecting our ongoing efforts to broaden our TLR Therapeutic drug candidates, product platform technology and related intellectual property portfolio.

Clinical trials and drug development expense increased by $5.3 million from 2003 to 2004. We initiated our randomized, international Phase II clinical trials in NSCLC and advanced melanoma in 2003, with escalating enrollment in 2004, followed by completion of enrollment for both trials during 2004. External costs in 2004 for our cancer and infectious disease programs were $10.4 million compared to $6.2 million in 2003.

Government program expense increased by $5.2 million from 2003 to 2004, of which $4.3 million was due to subcontractor pass through expenses and other external expenses for toxicology and stability studies and $0.9 million related to our salaries and benefits.

Stock compensation expense for research and development employees and consultants was essentially unchanged from 2003 to 2004.

Depreciation and amortization expenses for laboratory equipment and leasehold improvements at our research facilities were $1.8 million in both 2004 and 2003.

General and administrative expenses. General and administrative expenses decreased by $0.9 million to $7.7 million in 2004 from $8.6 million in 2003. This decrease primarily resulted from $1.2 million in lower expenses stemming from work force reductions and increased stock based compensation expense of $0.3 million. Stock option grants at prices below estimated fair market value of our underlying common stock at the date of grant resulted in an increase in stock-based compensation expense for general and administrative employees.

Royalty expense. Royalty expense increased by $0.4 million to $0.9 million in 2004 from $0.5 million in 2003. This increase results primarily from royalties to the University of Iowa Research Foundation that were related to the $5.0 million sanofi-aventis milestone payment received in 2004.

Other income and expense. Interest expense decreased by $0.4 million in 2004, as a result of lower interest payments on our declining debt balance under our capital lease facility. Interest income increased by $0.1 million in 2004 reflecting higher average cash and investment balances. Foreign currency related transactions resulted in a $0.1 million loss in 2004, but created a gain of $1.1 million in 2003.

Our foreign subsidiaries, Coley Ltd. and Coley GmbH, rely on the United States parent company to fund their research operations. The settlement of inter-company balances throughout the year creates gains and losses, which are recorded in the income statement. In addition, in 2003, two transactions generated $0.8 million in foreign exchange gain:

•	Re-measurement gain on debt. The Canadian dollar strengthened against the United States dollar resulting in a foreign currency re-measurement gain of $0.5 million on United States dollar denominated debt held by Coley Ltd.

•	Settlement gain on inter-company debt. Coley GmbH repaid to the United States parent company a €1.8 million loan, resulting in a $0.3 million gain.

Net loss. Net loss increased by $3.5 million to $34.0 million in 2004 from a net loss of $30.5 million in 2003 primarily resulting from our increased cancer and infectious disease clinical trial and drug development expenses of $5.3 million, offset by an increase of $1.1 million in contribution from our government programs and a $0.9 million reduction in general and administrative expenses.

Years Ended December 31, 2003 and 2002

Revenue. Revenue decreased by $7.7 million to $6.5 million in 2003 from $14.2 million in 2002. This decrease was primarily attributable to the absence of milestone payments, as well as lower revenues from our government programs. Explanations of changes in each of our revenue classifications follow:

Collaborative agreement revenue decreased by $4.1 million to $4.5 million in 2003 from $8.6 million in 2002. This decrease is primarily due to the absence in 2003 of milestone revenue. Specifically:

•	Fees recognized over the performance period remained unchanged at $4.2 million in 2003 and 2002. These revenues were attributable to GlaxoSmithKline and sanofi-aventis.

•	Milestones recognized when earned declined by $4.4 million, as two GlaxoSmithKline patent milestones and a $2 million sanofi-aventis clinical milestone were achieved in 2002.

Government contracts and grants revenue decreased by $3.5 million to $2.1 million in 2003 from $5.6 million in 2002 related to a lower level of services under our DARPA contract.

Research and development expenses. Research and development expenses increased by $5.8 million from $22.4 million in 2002 to $28.2 million in 2003. This increase reflects the significant expansion of our clinical trial and drug development activities. The following table summarizes the changes in the components of research and development expense between 2003 and 2002.

	Year Ended December 31,		Change
Research and Development Expenses:	2002	2003	2002 vs. 2003
	(in thousands)
Basic research and preclinical expense	$9,324	$10,667	$1,343
Clinical trials and drug development expense	8,385	12,768	4,383
Government program expense	2,107	1,448	(659)
Stock compensation expense	1,475	1,614	139
Depreciation and amortization	1,139	1,752	613

Total research and development expense	$22,430	$28,249	$5,819

Basic research and preclinical expense increased $1.3 million from 2002 to 2003. The expansion and relocation of our pharmacology and clinical laboratories in Ottawa, Canada resulted in $0.6 million of this increase, with the remaining $0.7 million relating to patent prosecution and maintenance and filing of new patent applications.

Clinical trials and drug development expense increased $4.4 million in 2003 from 2002. During 2003, we implemented a strategy to develop core internal competencies in both drug development and clinical trial management. As a result of this decision, salaries and related expenses increased by $3.5 million over 2002. External costs in 2003 for our cancer and infectious disease programs were $6.2 million compared to $5.7 million in 2002.

Government program expense decreased by $0.7 million from 2002 to 2003. The decrease is primarily attributable to external VaxImmune manufacturing expenses incurred in 2002 for drug supply requirements by our DARPA contract activities. In 2003, we did not have similar drug supply requirements.

Stock compensation expense for our research and development employees and consultants increased $139,000 from 2002 to 2003, resulting primarily from stock option grants at prices below the estimated fair market value of our common stock at date of grant during 2003.

Depreciation and amortization expense increased $0.6 million from $1.1 million in 2002 to $1.8 million in 2003. The increase is mainly attributable to new equipment purchased for and leasehold improvements made for our new pharmacology and clinical laboratory.

General and administrative expenses. General and administrative expenses decreased by $2.2 million to $8.6 million in 2003 from $10.9 million in 2002. This decrease was primarily associated with lower personnel costs, offset by stock-based compensation expenses for general and administrative employees.

In parallel with implementing our strategy to develop core internal competencies in drug development and clinical trial management, we reduced our general and administrative expenses by $2.9 million, primarily by downsizing corporate support functions and reducing discretionary expenses.

Stock compensation expense included in general and administrative expenses for 2003 and 2002 were $1.4 million and $0.7 million, respectively. Both periods included a reversal of non-employee stock compensation expense, of $0.3 million and $1.1 million in 2003 and 2002, respectively, related to a reduction in estimated fair market value of our common stock used in calculating stock compensation expense. These adjustments to estimated fair market value of common stock reflected the pricing of our Series F preferred stock financing in 2003 and financial market conditions in the biotechnology industry in 2002.

Depreciation and amortization expense included in general and administrative expenses were $0.3 million for both 2003 and 2002. There were no significant capital purchases in either of these years.

Royalty expense. Royalty expense decreased by $0.6 million from $1.1 million in 2002 to $0.5 million in 2003. This decrease is primarily due to lower milestone revenue recognized from GlaxoSmithKline and sanofi-aventis in 2003 compared to 2002.

Other income and expense. Interest expense was $1.1 million in 2003 compared to interest expense of $0.4 million in 2002. This increase resulted from borrowing $4.6 million under our lease facility in 2003 to build-out and equip our pharmacology and clinical laboratories, as well as to purchase additional laboratory equipment by Coley GmbH. Interest income decreased $0.3 million in 2003 due to lower average cash and investment balances.

Foreign currency gain was $1.1 million in 2003 compared to a $0.1 million loss in 2002. The 2003 gain was attributable to foreign currency re-measurement gains and realized currency gains on settlement of inter- company debt, as previously described, while the loss in 2002 was attributable to settlement losses on inter-company funding of research activities of Coley Ltd. and Coley GmbH.

Net loss. Net loss increased by $10.5 million to $30.5 million in 2003 from a net loss of $20.0 million in 2002. The overall increase in our net loss was primarily attributable to reduced milestone revenue and increased clinical trials and drug development expenses. In addition, our net contribution from our government programs decreased by $2.9 million from $3.5 million in 2002 to $0.6 million in 2003.

Accretion of preferred stock was $6.4 million, $5.4 million and $3.2 million in 2002, 2003 and 2004, respectively. Prior to the closing of our Series F preferred stock financing in 2003, we restructured our capital stock and, as a result, all previously accrued dividends payable to the Series A, B, C, D and E preferred stockholders were eliminated. This restructuring led to an elimination of accrued dividends in 2003 amounting to $19.7 million. We distributed $2.5 million in payment-in-kind dividends in 2004 to our Series F preferred stockholders.

Liquidity and Capital Resources

Sources of Liquidity

As of March 31, 2005, we had unrestricted cash, cash equivalents and marketable securities of $14.5 million, compared to $23.2 million as of December 31, 2004.

We invest in cash equivalents, U.S. government obligations, high-grade municipal and corporate notes and commercial paper. Our investment objectives are, primarily, to assure liquidity and preservation of capital and, secondarily, to obtain investment income. All of our investments in debt securities are recorded as available for sale and are recorded at cost plus accrued interest which approximates fair value due to their short duration.

Quarterly Cash Flows

Summary Cash Flow Information	Quarter Ended March 31,		Change
	2004	2005	2005 vs. 2004
	(in thousands)
Net cash used in:
Operating activities	$(8,775)	$(7,972)	$803
Investing activities	8,869	7,992	(877)
Financing activities	(517)	(390)	127
Exchange rate effect on cash and equivalents	(112)	(283)	(171)

Net decrease in cash and equivalents	$(535)	$(653)	$(118)

Cash and cash equivalents at March 31	$13,436	$12,537	$(899)
Marketable securities at March 31	5,000	2,000	(3,000)

Cash and cash equivalents and marketable securities at March 31	$18,436	$14,537	$(3,899)

Quarters ended March 31, 2005 and 2004:

Net cash used in operating activities decreased $0.8 million from $8.8 million in the three months ended March 31, 2004 compared to $8.0 million in the same period in 2005. The decrease in cash used in operations is due primarily to lower expenses in our cancer program as enrollment in our Phase II clinical trials in NSCLC and advanced melanoma was completed during 2004.

Net cash provided by investing activities decreased $0.9 million from the three months ended March 31, 2004 compared to the same period in 2005. This decrease resulted primarily from reduced net sales of marketable securities.

Net cash used by financing activities declined by $0.1 million from the three months ended March 31, 2004 compared to the same period in 2005. This decrease resulted from lower payments under our capital lease facility.

Annual Cash Flows

	Year Ended December 31,			Change
Summary Cash Flow Information	2002	2003	2004	2003 vs. 2002	2004 vs. 2003
	(in thousands)
Net cash used in:
Operating activities	$(22,766)	$(22,425)	$(27,718)	$341	$(5,293)
Investing activities	(2,588)	(16,476)	3,626	(13,888)	20,102
Financing activities	1,943	39,376	22,918	37,433	(16,458)
Exchange rate effect on cash and equivalents	258	(184)	393	(442)	577

Net (decrease) increase in cash and equivalents	$(23,153)	$291	$(781)	$23,444	$(1,072)

Cash and cash equivalents at December 31	$13,680	$13,971	$13,190	$291	$(781)
Marketable securities at December 31	479	14,000	10,013	13,521	(3,987)

Cash and cash equivalents and marketable securities at December 31	$14,159	$27,971	$23,203	$13,812	$(4,768)

Years ended December 31, 2004 and 2003

Net cash used in operating activities increased $5.3 million from $22.4 million in 2003 to $27.7 million in 2004. This increase in cash used in operations is due primarily to clinical trial and drug development expenses associated with our cancer and infectious disease programs.

Net cash provided by investing activities increased $20.1 million from 2003 to 2004. This increase resulted primarily from a $17.5 million change in net purchases and sales of marketable securities and a $2.6 million reduction in purchases of property and equipment in 2004.

In 2003 we moved to a new pharmacology facility in Ottawa, Canada and invested $1.8 million in leasehold improvements and $1.0 million in new lab equipment. From 2002 to 2003, we invested $4.4 million in this facility. In 2003, we also began investing proceeds from our preferred stock offerings in marketable securities.

Net cash provided by financing activities decreased $16.5 million from $39.4 million in 2003 to $22.9 million in 2004. In 2004, we raised $9.2 million less from preferred stock financings than in 2003, borrowed $7.0 million less than in 2003, made $3.3 million more in debt repayments than in 2003 and received $2.8 million more from the release of restricted cash than in 2003.

Years ended December 31, 2003 and 2002

Net cash used in operating activities declined by $0.3 million from $22.8 million in 2002 to $22.4 million in 2003.

Net cash used in investing activities increased by $13.9 million from $2.6 million in 2002 to $16.5 million in 2003. This increase resulted from net purchases of marketable securities of $13.5 million in 2003 and a $0.4 million increase in purchases of property and equipment. Purchases of property and equipment were $2.6 million and $3.0 million in 2002 and 2003. In 2002, we began building-out leased space for a new pharmacology facility in Ottawa, Canada. This effort was completed in 2003. In 2002 we invested $1.6 million in leasehold improvements and new equipment related to this facility.

Net cash provided by financing activities increased $37.4 million from $1.9 million in 2002 to $39.4 million in 2003. This increase resulted from $31.0 million in additional preferred stock financing in 2003, $5.2 million in additional net borrowings under various debt agreements and $1.5 million less in restricted cash deposits.

Contractual Obligations and Commitments

The following summarizes our long-term contractual cash obligations as of December 31, 2004:

	Cash Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in thousands)
Operating leases	$9,536	$1,859	$3,405	$2,489	$1,783
Capital leases	2,669	1,887	782	—	—
Long term debt	2,970	—	2,970	—	—
In-licensed technology	750	150	300	300	*

	$15,925	$3,896	$7,457	$2,789	$1,783

*	Minimum annual license fees of $150,000 are required through the date of the last patent expiration. As a result of pending patents, we are currently unable to determine the length of this period.

Operating Leases

Our commitments under operating leases shown above consist of payments relating to our real estate lease in Wellesley, Massachusetts, expiring in 2008, our lease in Ottawa, Canada, expiring in 2012, and our two leases in Langenfeld, Germany, expiring in 2006 and 2010.

Capital Leases

We have entered into a capital lease facility agreement with General Electric Capital Corporation, primarily for new laboratory and computer equipment. Based on the terms of the agreement and the type of underlying equipment, each lease extends for a period of 36 or 48 equal monthly payments at a weighed average interest rate of 8.25%. As of December 31, 2004, we have principal and interest obligations of $2.7 million remaining.

Long-term Debt

In 1998, Coley GmbH obtained a research and development loan from Technologie-Beteiligungs-Gesellschaft (Tbg). The loan of €1.5 million ($2.1 million at December 31, 2004) was to fund the early research and development of our product candidates. The loan bears interest at 6% annually, with principal payable December 31, 2007 and interest payable semi-annually on March 31 and September 30. An additional contingent fee of 6% annually of the loan principal is payable when the loan is due or earlier if the loan is terminated before its due date by either Coley GmbH or Tbg. We have accrued this contingent fee under the loan as Tbg may, at their sole discretion, request payment of the fee. The minimum contingent fee is 30% of the loan principal. As of December 31, 2004, we have accrued $0.9 million for this potential contingent fee.

In-Licensed Technology

We have also entered into technology in-license agreements with the University of Iowa Research Foundation and the Ottawa Health Research Institute that require us to pay annual license maintenance fees and royalty payments based on license fees, milestones and product royalties received by us from third parties, as well as on products that are sold by us. In 2005, we are obligated to pay the University of Iowa Research Foundation $6.5 million related to the $50 million received from Pfizer as an up-front license fee payment and $2.7 million of deferred royalties related to payments previously received from our other collaborators. Settlement of these previously deferred royalties will terminate the University of Iowa Research Foundation’s right to convert this obligation into our common stock within six months after the consummation of our initial public offering at the University of Iowa Research Foundation’s option. We also expect to pay the Ottawa Health Research Institute $150,000 for royalties related to the $50 million Pfizer up-front payment.

Clinical Research Organization Contracts

In connection with our Phase II clinical trial in advanced melanoma patients, we have entered into a multi-year contract with a clinical contract research organization for international clinical trial management of this Phase II trial. This contract will terminate in 2005 upon completion of the Phase II portion of the melanoma clinical trial. Pfizer will reimburse us for contract costs after the effective date of our collaboration.

Funding Requirements

We expect to devote substantial resources to continue our research and development efforts. Our funding requirements will depend on a number of forward-looking factors. These factors include, but are not limited to, the following:

•	the success of our collaborative arrangement with Pfizer for the development and commercialization of ProMune;

•	the scope of our infectious disease program and results of our clinical trials;

•	advancement of additional product candidates into clinical development;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation or interference costs and the results of such litigation or interference; and

•	our ability to maintain collaborative arrangements and obtain milestones, royalties and other payments from our collaborators, other than Pfizer.

Following the completion of this offering, we anticipate incurring increases in general and administrative expenses for directors and officers insurance, investor relations and professional fees associated with operating a publicly-traded company. These increases will also likely include the hiring of additional personnel.

All of our drug candidates are currently in preclinical or clinical development. To commercialize our drug candidates, we will be required to successfully complete preclinical studies and clinical trials to obtain required regulatory approvals.

We believe that our available cash, cash equivalents and marketable securities, together with the $50 million up-front payment from Pfizer received in May 2005, will be sufficient to finance our working capital requirements through mid-2006.

We expect that, with the addition of the net proceeds of this offering, we will be able to finance our working capital and capital requirements for the next      years. We expect our sources of funding for the next several years to include the proceeds from this offering and the concurrent private offering to Pfizer, potential milestone payments relating to ProMune, VaxImmune and sanofi-aventis’ drug candidates, proceeds from our government programs and other collaborative license agreements we may enter into. Although we have no specific plans to raise additional capital in the next two years, we will continue to review our financing options, and if opportunities arise to raise capital on favorable terms, we may avail ourselves of these opportunities.

If we need to raise funds in the future, we may be required to raise those funds through public or private financings, strategic relationships or other arrangements. We cannot assure you that the funding, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategy.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), which amends SFAS No. 123. The standard set forth in SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the consolidated statements of operations based on their fair values. The pro forma disclosure previously permitted under SFAS No. 123 will not be an acceptable alternative to recognition of expenses in the financial statements. The standard is effective for public companies for annual periods beginning after June 15, 2005. We expect the adoption of SFAS No. 123(R) will have a material impact on our results of operations and net loss per share. We are currently in the process of evaluating the extent of such impact.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosure About Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our marketable securities without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the marketable securities to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and marketable securities in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and corporate obligations. Because of the short-term maturities of our cash equivalents and marketable securities, we do not believe that an increase in market rates would have any significant impact on the realized value of our marketable securities.

The costs and expenses of our international subsidiaries are denominated in the Canadian dollar and the Euro. If exchange rates change 10%, the impact on our net loss and cash burn would be $1.5 million.

We enter into forward foreign exchange contracts, principally to hedge the impact of currency fluctuations on certain inter-company balances. The periods of these forward contracts typically range from one to three months and have varying notional amounts which are intended to be consistent with changes in inter-company balances. Gains and losses on these forward foreign exchange contracts are recorded in the consolidated statement of operations. We did not have any open forward foreign exchange contracts at December 31, 2002, 2003 or 2004. At March 31, 2005, we had approximately $0.9 million of open forward euro contracts, which expired in May 2005, and no open contracts at March 31, 2004.

BUSINESS

Overview

We are a biopharmaceutical company focused on discovering and developing a novel class of drug candidates for cancers, infectious diseases and respiratory disorders. Our proprietary TLR Therapeutics™ act by stimulating a specific class of targets, called Toll-like receptors, or TLRs, found in and on immune system cells which, in turn, direct the immune system to fight disease. We currently have four drug candidates in clinical trials, including our lead product candidate, ProMune™ (CPG 7909 Injection) for cancers, which is currently in Phase II clinical trials, and Actilon™ (CPG 10101) for infectious diseases, which is currently in a Phase Ib clinical trial. Our drug candidates in clinical trials target a specific TLR known as TLR9. We have entered into a license agreement with Pfizer Inc. for the development and worldwide commercialization of ProMune. We have also entered into collaborations with sanofi-aventis, GlaxoSmithKline and Chiron to develop respiratory disease treatments and vaccine adjuvants.

In our randomized Phase II clinical trial of ProMune in combination with chemotherapy for first-line treatment of both of the major histologic subtypes of non-small cell lung cancer, or NSCLC, we observed a potentially meaningful patient survival benefit in patients receiving ProMune. In this 112-patient clinical trial, involving patients receiving ProMune in combination with standard chemotherapy, we also observed a statistically significant improvement in tumor response rate.

Patients receiving ProMune in combination with standard chemotherapy had a 95% improvement in overall response rate, compared to standard chemotherapy alone (37% vs. 19%). This improvement in the primary endpoint was followed by an 88% improvement in median overall survival (12.8 months over 6.8 months), a secondary endpoint of the trial. Our trial included Stage IIIb and IV NSCLC patients, who have advanced stages of the disease, and also included both major histologic subtypes of NSCLC, squamous cell and adenocarcinomas, among others. We have also observed ProMune’s anti-cancer activity in a Phase II randomized clinical trial in advanced melanoma and in early clinical studies in renal cell carcinoma; non-Hodgkin’s lymphoma; cutaneous T-cell lymphoma, or CTCL; and basal cell carcinoma. ProMune has been administered subcutaneously, or just below the skin, at therapeutically relevant doses to over 400 patients in 10 oncology clinical trials to date, and has exhibited an acceptable safety profile in each of these trials.

In March 2005, we entered into a series of related agreements with Pfizer under which we have granted Pfizer development and worldwide marketing rights to ProMune for the treatment, control and prevention of multiple cancer indications, including NSCLC. Under these agreements, we received a $50 million up-front payment, and may receive up to an additional $455 million in milestone payments, a significant majority of which relates to potential development and regulatory approval milestones, and royalties on any future product sales. Pfizer has also agreed to make up to a $10 million equity investment in our common stock concurrent with this public offering. Under the terms of our agreement, Pfizer will pay virtually all development, regulatory and commercialization costs for ProMune.

We expect that Pfizer will initiate two pivotal Phase III clinical trials of ProMune in first-line NSCLC patients and explore ProMune as a therapy in other cancer indications. We believe that Pfizer plans to seek a Special Protocol Assessment, or SPA, from the FDA in 2005. An SPA is an agreement on the design and size of clinical trials that is intended to form the basis of a new drug application, or NDA. We understand that Pfizer now refers to ProMune as either PF-3512676 (CPG 7909) or CPG 7909 (PF-3512676).

Actilon, our proprietary product candidate for the treatment of viral infectious diseases, is currently in a Phase Ib clinical trial for chronic Hepatitis C, or HCV, infection in patients with predominantly genotype 1 HCV, who had either failed, or did not tolerate, interferon-based therapies. Preliminary results from this trial demonstrate a dose-dependent mean reduction of HCV levels over a wide dose range. Actilon is relatively well tolerated by subcutaneous injection and reduces HCV in the blood after one dose and over four weeks. The overall degree of antiviral response is dose-related (p = 0.002); the mean reductions are 0.88 and 1.37 logs, at the 4 and 20 mg dose levels, respectively, or approximately 87% and 96% reductions, respectively. The proportion of patients with at least a 90% reduction also increased as the dose level was increased. Based on our preclinical data, we believe that Actilon’s stimulation of the patient’s immune system to provide both an immediate and longer-term response will result in greater sustained reductions in viral load, with reduced side effects. We expect to complete our current Phase Ib trial of Actilon in 2005. We plan to initiate a randomized Phase Ib clinical trial of Actilon in the second half of 2005, which will provide for a longer duration of treatment than our ongoing clinical trial of Actilon.

We and our collaborator, sanofi-aventis, have discovered and are developing several TLR Therapeutic product candidates for the treatment of certain respiratory conditions. Sanofi-aventis has the right to develop up to four of our TLR Therapeutics for the treatment of asthma, allergic rhinitis and chronic obstructive pulmonary disease, or COPD. Following completion of a Phase I clinical trial, sanofi-aventis selected a lead compound for further development for the treatment of asthma and allergic rhinitis. Sanofi-aventis will fund all future development, regulatory and commercialization costs of these programs. We have received $14 million in milestone payments and screening fees under this agreement, and we are eligible to receive up to an additional $242 million in development and commercialization milestone payments, as well as royalties on product sales.

We are partnering VaxImmune™, our vaccine adjuvant, with vaccine companies to boost the immunologic response and potential efficacy of their vaccine products. VaxImmune is being incorporated into vaccine products being developed by our licensees, GlaxoSmithKline and Chiron, to enhance the effectiveness of their vaccines in cancers and infectious diseases. We have received approximately $20 million from these collaborations.

We also have been awarded three United States government contracts aggregating $35 million, of which we have received $15.9 million. Under one of these contracts, we have advanced VaxImmune into Phase I clinical trials to enhance the immunologic response of anthrax vaccines. These programs have allowed us to further develop and expand our research and development capabilities in areas of interest to us, with the added advantage of reducing our financing needs. In addition, we have been able to leverage our experience gained in these programs by expanding our intellectual property portfolio, while retaining commercial rights to our discoveries.

Product Development Programs

We currently have TLR Therapeutics in human clinical trials to treat cancers, infectious diseases, asthma and allergy, and to enhance the effectiveness of vaccines. In addition to these clinical-stage programs, we have a number of preclinical programs in development both internally and with our collaborators.

We have the following product candidates in clinical trials:

Product Candidate	Target Indication	Clinical Status	Commercial Rights
ProMune	Cancers
	• First-line NSCLC	Phase II	Pfizer
	• Melanoma	Phase II	Pfizer
	• Recurrent CTCL	Phase II	Pfizer and Coley
	• Renal Cell Carcinoma	Phase I	Pfizer
	• Non-Hodgkin’s Lymphoma	Phase I completed	Pfizer
	• Refractory Breast Cancer	Phase I completed	Pfizer
Actilon	Infectious Diseases
	• Hepatitis C	Phase Ib	Coley

Product Candidate	Target Indication	Clinical Status	Commercial Rights

AVE7279 and AVE0675	Respiratory Diseases
	• Asthma	Phase I*	sanofi-aventis

VaxImmune Vaccine Adjuvant	Various
	• Breast, Prostate and Lung Cancers	Phase I	GlaxoSmithKline
	• Anthrax	Phase I	Coley

*	On June 17, 2005, the planned Phase I clinical trial of AVE0675 was placed on a clinical hold by the United States Food and Drug Administration, or FDA, prior to commencing enrollment pending the submission by our collaborator, sanofi-aventis, of additional preclinical data relating to the investigational new drug application, or IND, for this product candidate. Sanofi-aventis is working to provide the information requested by the FDA in order to resolve the clinical hold and commence the clinical trial as promptly as possible.

Strategy

Our goal is to be a leading biopharmaceutical company focused on the discovery, development and commercialization of TLR Therapeutics that direct the immune system to fight disease. Our strategy to achieve this objective includes the following elements:

•	Maximize the value of our lead product candidate, ProMune, through our agreements with Pfizer. We believe our recent collaboration with Pfizer will accelerate the clinical development of ProMune across multiple cancer types. We expect that Pfizer will initiate two pivotal Phase III clinical trials of ProMune in first-line NSCLC patients and explore ProMune therapy in other cancer indications. We intend to maximize ProMune’s value by leveraging the substantial clinical, financial, regulatory and commercial strengths of Pfizer to develop ProMune as a fundamental therapy for a variety of cancer treatment regimens, while retaining a significant economic interest in ProMune. We selected Pfizer as a partner for ProMune based on Pfizer’s expressed intent to advance ProMune across a number of cancer disease populations and a broad range of combination therapies.

•	Accelerate the development of our proprietary clinical-stage product candidate, Actilon, for the treatment of infectious diseases. We are well-positioned to advance the clinical development of our infectious disease programs by directing our financial, research and development resources and TLR Therapeutic expertise previously focused on the development of ProMune to the development of Actilon. In particular, we plan to continue and expand ongoing Phase Ib clinical studies of Actilon in HCV to explore higher doses, longer duration of treatment, the use of Actilon in combination with other therapies and different methods of administration; commence new multi-arm Phase Ib clinical studies to test Actilon in HCV; and initiate additional clinical studies of Actilon in other infectious disease indications.

•	Expand and advance our proprietary product candidate pipeline into additional disease areas. We intend to leverage our research and discovery expertise to identify additional disease areas in which to apply our TLR expertise, and potentially to address these diseases with new TLR Therapeutics that target TLRs other than TLR9, explore the application of TLR antagonists, and expand our clinical pipeline to include classes of molecules in addition to the molecules in our current product candidates, which are synthetic molecules known as oligodeoxynucleotides.

•

Realize the value of our TLR Therapeutics for the treatment of respiratory diseases through our collaboration with sanofi-aventis. We selected sanofi-aventis as a partner for our TLR Therapeutics due to their leadership position in drugs for the treatment of respiratory diseases and their expertise in product development. We continue to share technical and clinical information with respect to the development of AVE0675 and related compounds that we believe will continue to contribute to both companies’ knowledge, and we believe that our continuing collaboration will enable us to develop our other TLR Therapeutics more rapidly. On June 17, 2005, the planned Phase I clinical trial of AVE0675 was placed on a clinical hold by the FDA prior to commencing enrollment pending the submission by our collaborator, sanofi-aventis, of additional preclinical data relating to the IND for this product candidate. Our collaborator sanofi-aventis is working to provide the information requested by the FDA in order to resolve the clinical hold and commence the clinical trial as promptly as possible.

•	Maximize the value from our existing commercial and governmental collaborations, while continuing to collaborate with pharmaceutical and biotechnology companies. We will seek to enter into additional partnerships that will enable us to:

•	expand our TLR Therapeutic reach into other areas that require the resources of a larger company to develop, including multiple formulations and drug delivery technologies; and

•	provide us with funding for the development of our other programs.

We believe that this strategy may yield a broader and even more diversified product pipeline of potential product candidates in our targeted therapeutic areas.

•	Maintain and expand our proprietary technology and intellectual property position. We have developed and intend to maintain a leadership position in TLR-mediated disease intervention. Our patent estate, on a worldwide basis, includes 42 issued patents and approximately 300 pending patent applications.

TLR Therapeutics

The human immune system has ten Toll-like receptors, or TLRs, which enable immune cells to sense threats from both intracellular and extracellular pathogens that can cause human disease. TLRs detect molecules that are unique to foreign invaders, or pathogens, and which distinguish intracellular pathogens, such as viruses and retroviruses, from extracellular pathogens, such as most bacteria and fungi. To fight off intracellular pathogens, which act by spreading infection inside a cell in the body, TLRs help the immune system to mount a type of response that is called a Th1 response. In order to fight off extracellular pathogens, TLRs help the immune system to mount a type of response that is called a Th2 response.

To date, we have focused our development efforts primarily on compounds targeting one specific TLR, known as Toll-like receptor 9, or TLR9, for the treatment of cancers, infectious diseases and asthma and allergy. TLR9 is found in certain human immune cells, known as plasmacytoid dendritic cells and B cells. TLR9 functions to detect a pattern that is present in the DNA of invading intracellular pathogens, but is not present in the body’s own DNA. When TLR9 detects this pattern, which is called a CpG motif, it triggers a Th1 response.

Our TLR Therapeutics are synthetic nucleic acids that function as agonists, or stimulators, or as antagonists, or blockers, of one or more TLRs that are found in immune cells. TLR Therapeutics currently in clinical development are agonists of TLR9, and they stimulate a Th1 type of immune response. When TLR9 is stimulated by our TLR Therapeutics, we believe it triggers both the innate, or short-term, immune response, and adaptive, or sustained, immune response. We believe that the highly specific, dual activation by our TLR Therapeutics of the body’s innate and adaptive immune systems differentiates us from many other immune therapy approaches. Other approaches are generally unable to create a sustained effect on the adaptive immune system and non-specifically activate the innate immune system, which can lead to a lack of longer term efficacy and undesirable side effects.

When the immune system fails to be properly stimulated, it can become tolerant to chronic infections or cancer and fail to mount the proper Th1 response that is needed to reject or expel the infection or tumor. By activating the body’s dendritic cells and B cells, TLR9 agonists may reverse the development of immune tolerance to pathogens and cancers, which can result in pathogens or cancerous tumors being appropriately attacked and expelled by the immune system. Our TLR9 agonists also act to redirect the aberrant Th2 immune responses which cause asthma and allergy, as well as potentially other diseases.

Our TLR9 agonists are synthetic oligodeoxynucleotides, comprising short, DNA-like sequences, which mimic the CpG motifs found in some intracellular pathogens, thereby triggering the body’s immune response. Unlike antisense or gene therapy oligonucleotides, the sequences of our TLR9 agonists are not present in the human genome so they should avoid the negative genetic side effects that have limited these therapeutic approaches. Furthermore, our TLR Therapeutics are generally designed to be administered by convenient subcutaneous injection with relatively low concentrations providing the intended therapeutic effect. The chemical sequences of these product candidates were discovered and developed by our scientists based on the discovery by our scientific co-founder and Chief Scientific Officer, Dr. Arthur Krieg, of the immunostimulatory properties of viral and bacterial DNA in 1994. This discovery and subsequent studies of the structure, activity and mechanism of these molecules by our scientists constitute the basis of our broad intellectual property position.

We were founded in 1997 to build on Dr. Krieg’s discovery. We are led by a team of experienced biotechnology and pharmaceutical industry executives in the United States, Germany and Canada. We believe that this team provides us with a significant complement of capabilities for the discovery and development of new TLR Therapeutics targeting TLR9 and other TLRs.

ProMune for Cancer

Unmet Medical Need

In 2003, cancer was the second leading cause of death in the United States. The American Cancer Society estimates that in 2005, over 1.3 million people will be diagnosed with cancer in the United States and over 500,000 people will die of cancer. Worldwide, lung cancer is the most commonly diagnosed cancer, and in the United States, it is the leading cause of cancer deaths for both men and women. Lung cancers are comprised of two types: small cell lung cancer and NSCLC. The American Cancer Society estimates that in 2005, there will be approximately 172,000 new cases of lung cancer in the United States, and approximately 164,000 patients will die of the disease. NSCLC accounts for approximately 80% of all lung cancer. There are two major histologic subtypes of NSCLC: squamous cell carcinomas, which comprise approximately 20-40% of all NSCLC types, and adenocarcinomas, which comprise approximately 40-55% of all NSCLC types.

The mortality versus five-year survival of patients with NSCLC depends on the stage of the disease at diagnosis and the aggressiveness of the disease. The table below shows the range of survival by stage at diagnosis, which remains low even using best available therapies:

NSCLC Survival Rates By Stage Of Disease

Stage	Five-year survival %	% of Patients Diagnosed by Stage
I	38-67%	13-24%
II	24-55	5-10
IIIa	13-23	12-20
IIIb	5	19-24
IV	<1	32-39

Treatment of NSCLC varies according to disease stage. Stages I-IIIa are generally treatable with surgery, while Stages IIIb and IV, which comprise approximately more than 50% of patients at diagnosis, are not.

Stage IIIb is a local tumor that is too advanced for surgical treatment, and Stage IV is metastatic disease, which means that the disease has spread to other parts of the body.

Limitations of Current Therapies

Current treatments for cancer include surgery, chemotherapy, and radiation, as well as small molecules, antibodies, hormone therapy, and other targeted agents. Surgical and radiation treatments are limited in their effectiveness because they treat the tumor at a specific site, may not remove all the cancer cells, and are not effective if the cancer has spread beyond its initial site. Chemotherapy can treat the cancer at multiple sites, but causes severe side effects because it destroys healthy cells and tissues as well as cancer cells. In many cases, chemotherapy can only reduce tumors in size and not eliminate them completely, resulting in disease recurrence. Targeted molecular therapies, including antibody and small molecule therapies, have shown promise, but typically are most effective for only subsets of the patient population. Furthermore, all drug therapies, both new and old, have been vulnerable to the emergence of tumor resistance and disease recurrence.

The current standard of care in the United States in first-line, or initial, treatment for Stages IIIb and IV NSCLC, is a combination of two chemotherapies, usually a taxane plus a platinum-based therapy, with a documented tumor response rate of approximately 20% and median survival of 7-11 months. This represents the only currently available first-line treatment option and this treatment has the well-documented and undesirable side effect profile of cytotoxic chemotherapies, relating to injury of normal proliferating cells, such as hair follicles, the lining of the gastrointestinal tract and skin cells.

Numerous studies have been conducted with various chemotherapy regimens in patients with NSCLC. These studies suggest that:

•	First-line treatment of advanced stage patients with two chemotherapy agents is probably superior to treatment with a single agent, although the survival benefit may be limited;

•	First-line treatment of advanced NSCLC stage patients with three agents has not been shown to be superior to treatment with two agents; and

•	Later-stage, or second-line, treatment with chemotherapy is marginally superior to best supportive care.

An article published in the Journal of the American Medical Association on July 28, 2004, which reviewed over 30 trials spanning the past 20 years, concluded that adding a third chemotherapeutic agent to two agent chemotherapy had a weak effect on tumor response and no effect on survival. During the last three years, three cancer drugs, Targretin, Iressa and Tarceva, in combination with standard chemotherapy, have failed to add a survival benefit for first-line NSCLC over standard of care chemotherapy. One agent, Erbitux, is currently in a Phase III clinical trial as an additional agent added to a two chemotherapy drug regimen in first-line settings. Genentech reported on March 14, 2005 that an interim analysis of results of its Phase III clinical trial for Avastin, involving 878 patients in which Avastin was tested in combination with standard chemotherapy (carboplatin and paclitaxel), showed a 22.5% improvement in overall survival in first-line NSCLC patients with adenocarcinoma who were not at high risk of pulmonary bleeding. However, while the Avastin data represented a significant improvement, that trial enrolled only a subset of the NSCLC patient population, excluding those with squamous cell carcinomas and certain cardiovascular diseases. Accordingly, we believe there remains room for further improvement in the treatment of this patient population.

Patients who exhibit evidence of tumor progression after first-line chemotherapy move on to different forms of chemotherapy or targeted therapeutics, such as Tarceva. Second- and third-line treatments for NSCLC are administered commonly after first-line failures. Second-line chemotherapy has generally consisted of a single non-platinum chemotherapy to which the patient has not been exposed previously. In the United States, second- line therapies include the agents Alimta, which demonstrated a median 0.4 month improvement, from 7.9 to 8.3 months in survival over Taxotere, which demonstrated a median 2.9 month improvement, from 4.6 to 7.5 months in survival over best supportive care, and Tarceva, which demonstrated a median 2.0 month improvement in survival, from 4.7 to 6.7 months over best supportive care. Iressa is currently approved in the United States only as a third-line agent.

Immunotherapy and Cancer

William B. Coley, the namesake of our company and a pioneer in the field of cancer immunotherapy, demonstrated anti-tumor effects using bacterial extracts that stimulated the immune system in the late 19th century. Although Dr. Coley achieved some success in hundreds of cancer patients treated with his approach, the active ingredient of this extract was unknown, and the workings of the immune system were too poorly understood at the time for this approach to be developed and accepted. In the century since William Coley’s work, much has been learned about the immune system, making possible our application of immune activation to cancer therapy.

While it has been demonstrated in preclinical trials that the immune system can be activated to recognize and mount an attack against cancerous tissue, approaches to activate the human immune system against tumors using vaccines, cytokines and antibodies have met with varying degrees of success. In general, currently available approaches have not stimulated both the innate and adaptive arms of the immune system in a coordinated way at safe and tolerable doses.

ProMune and its Advantages

ProMune is a proprietary compound that is administered subcutaneously and is the first in a new class of targeted, TLR9 agonist drugs designed to modulate the immune system. Our scientists discovered ProMune based partially on testing activity in human cells, and have been developing it for the treatment of multiple human cancers, including hematologic and solid tumors. Chemically, ProMune is a synthetic DNA-like molecule, 24 nucleotides in length, that is chemically stabilized to make it last longer in the body than natural DNA. We believe Pfizer will develop ProMune both as a monotherapy and in combination with existing treatments, including chemotherapy, radiation therapy, hormonal therapy, surgery, anti-cancer small molecules, antibodies and other immunotherapies.

We believe that ProMune’s ability to specifically target TLR9 makes it the first cancer product candidate which induces and sustains both the innate and adaptive arms of the immune system to act in promoting effective anti-tumor responses. Specifically, our clinical and preclinical studies indicate that:

ProMune activates anti-tumor innate immunity as follows:

•	Plasmacytoid dendritic cells and B cells, which contain TLR9, are stimulated to secrete proteins, such as cytokines and chemokines, that directly or indirectly attack tumor cells; and

•	These proteins secondarily activate other innate immune cells such as natural killer cells and monocytes, which become able to recognize and kill some tumor cells.

ProMune activates anti-tumor adaptive sustained immunity as follows:

•	Activated dendritic cells activate killer T cells, which are specifically able to attack the primary tumor, and its metastases, throughout the body without harming healthy tissue.

We believe that ProMune, alone or in combination with existing therapies, has several potential advantages over traditional therapies in the treatment of both solid and hematologic tumors:

•	Demonstrated activity against a broad range of cancer types, including multiple histologies, with fewer side effects;

•	Induces and enhances the body’s own natural anti-tumor immune responses, leading to a favorable safety profile when compared to many existing therapies;

•	Sustained effect within the immune system and on the tumor;

•	Restricts immune tolerance, but does not completely eliminate it, thereby avoiding the development of generalized autoimmunity;

•	Synergizes with existing and emerging cancer therapies;

•	Accelerates immune system recovery after chemotherapy or radiation, thereby helping to protect against opportunistic infections; and

•	Convenient once-per-week subcutaneous injection.

ProMune Drug Development Strategy and Clinical Trials

ProMune has been the subject of 10 completed or ongoing oncology clinical studies in both hematologic and solid tumors. We have pursued a strategy of exploring different potential cancer indications for ProMune through preclinical and early-stage trials. We believe that our systematic discovery process will give us or our collaborators a higher probability of success in future clinical trials.

We advanced ProMune from Phase I clinical trials in healthy volunteers, to determine the appropriate dose, means of administration, safety and immune response, to Phase I/II exploratory clinical trials in patients with five advanced cancers, which supported Phase II randomized clinical trials. Over 400 cancer patients have received ProMune as a monotherapy or in combination with chemotherapy or monoclonal antibodies by various routes of administration, most injections were given weekly for periods ranging from 1 to 137 weeks, and the dose of individual injections in these clinical trials has ranged from 0.0025 to 0.81 mg/kg. In these clinical trials, ProMune has shown:

•	Biological activity across a wide dose range;

•	Dose-related levels of response after subcutaneous administration;

•	A biologically active target dose of 0.2mg/kg per week that is relatively well tolerated;

•	No significant dose-limiting organ side effects, or toxicities, at multiples of the biologically active target dose;

•	Observable anti-tumor activity in the early stage clinical trials of six human cancers we have assessed; and

•	Synergistic effects with chemotherapies and other cancer treatments.

We chose three cancer indications in which to conduct Phase II trials of ProMune, based on preclinical modeling, the biological activity and tumor responses shown in clinical trials, and the potential for clinical benefit in patient populations where the need is great. In particular, we chose NSCLC as our initial indication due to the tumor’s aggressive profile, well-defined medical need, and our confidence that there would be synergies when ProMune was combined with existing standard chemotherapy, which is only partially effective. At the time we initiated our Phase II clinical trial of ProMune in NSCLC, no other therapy had shown clinically meaningful benefit when given in addition to the current standard of chemotherapy in this patient population. Simultaneously with the NSCLC trial, we conducted Phase II clinical trials in other, more focused oncology patient populations to further assess ProMune’s potential.

We chose metastatic melanoma as our second Phase II cancer indication because like NSCLC, there is an unmet medical need for new therapies, and because we already had shown in a Phase I clinical trial that ProMune monotherapy had some objective activity against this tumor type. We chose cutaneous T-cell lymphoma, or CTCL, as our third Phase II cancer indication because like melanoma, there is a medical need for new therapies with improved efficacy but reduced toxicity, and unlike melanoma, the disease progresses relatively slowly, which we believe would increase the chance that ProMune used as a monotherapy could overcome immune tolerance of the tumor and induce immune rejection of the tumor before the growing tumor can kill the patient.

ProMune is currently completing three Phase II clinical trials to treat advanced cancers. The following table summarizes our Phase II trials of ProMune:

Indication	Clinical Design	Primary Endpoint	Enrollment Status	Inclusion Criteria
Stage IIIb or IV NSCLC with First-line Chemotherapy	II 112 patients	Overall response rate(1)	Fully enrolled	Squamous cell and adenocarcinomas, adult male and female patients who had not received prior chemotherapy

Stage IIIb or IV Melanoma Single Agent vs. Combination with Chemotherapy	II 184 patients	Overall response rate(1), safety	Fully enrolled	Adult male and female patients with no prior treatment for metastatic disease

Recurrent CTCL/Single Agent	I/II Phase I: 28 patients Phase II: 20 patients(2)	Size of tumor(3), duration, safety	Enrolling	Adult male and female patients who had failed prior CTCL therapies

(1)	Using RECIST (Response Evaluation Criteria in Solid Tumors) criteria, which is a standard measurement in cancer trials of the size of a tumor and its rate of response to administered treatments.
(2)	Targeted enrollment.
(3)	Using the Composite Assessment Index, or CAI, which is a standard measurement used to assess the CTCL.

Non-Small Cell Lung Cancer Phase II Clinical Trial

We designed the NSCLC Phase II randomized clinical trial to provide a proof of concept of efficacy for ProMune, to validate our preclinical and early clinical results, to show ProMune’s potential benefit in a patient population deemed to be substantially underserved and known to have rapidly progressing disease, and to provide information required to set the foundation for Phase III clinical trials. Our inclusion criteria included patients with both of the major histologic types of NSCLC, the squamous cell subtype, which represents 20-40% of the overall NSCLC patient population, and the more common subtype, adenocarcinomas.

In the second quarter of 2003, we initiated a randomized, open-label, 23-center international clinical trial of ProMune plus chemotherapy versus chemotherapy alone in patients with advanced Stage IIIb or IV NSCLC but who had not received chemotherapy previously. The trial originally enrolled 83 patients, randomized 2:1 to receive chemotherapy (a taxane and a platinum) plus ProMune, or chemotherapy alone. Therapy was administered until patients experienced disease progression or intolerable toxicity. ProMune was administered subcutaneously at a dose of 0.2 mg/kg, on weeks 2 and 3 of each three-week cycle of chemotherapy. The primary efficacy objective of the study was to compare tumor responses in the two treatment arms based on the RECIST criteria. The secondary endpoint included a time-based analysis, using a Kaplan-Meier curve, of overall survival for the two treatment groups. Enrollment was completed in the fourth quarter of 2004, and follow-up is ongoing for the last patients remaining in the study.

An interim safety and efficacy review of this open label trial was prepared for discussion with investigators and experts at the June 2004 meeting of the American Society of Clinical Oncology. The planned objective tumor response assessments after each of two cycles of therapy indicated clinically meaningful improvements in the rate of tumor responses and overall patient survival. In order to validate these initial findings further, in anticipation of moving forward into Phase III clinical trials, we amended the trial protocol to provide to enroll up to a total of 150 patients. In September 2004, we conducted a second interim analysis of the trial after 112 patients were enrolled to prepare for a presentation and discussion with the FDA.

As the data from this interim analysis supported our previous findings, after 83 patients were analyzed and based on our discussion with the FDA and in consultation with our panel of clinical experts we:

•	completed an independent radiographic review of tumor responses; and

•	collected the final response and survival data.

We expect that Pfizer will now transition directly to a Phase III clinical trial protocol after seeking an SPA from the FDA.

Study Demographics

The demographics and baseline disease characteristics reflect the study criteria and general population of patients with advanced NSCLC who have received no prior therapy. The majority of patients who participated in the study were Caucasian males, with a median age in the chemotherapy-alone arm of 67, and a median age in the chemotherapy plus ProMune arm of 65. The two groups were balanced with a similar subtype of tumor, with equal representation of squamous cell carcinomas and adenocarcinomas in both arms of the trial. There was a higher percentage of patients with advanced (Stage IV) disease (85% versus 62%, respectively) in the ProMune combination arm versus the chemotherapy alone arm, which would have been expected to bias the results against the ProMune combination arm, because the patients participating in that arm had more advanced disease.

Primary Endpoint

Best overall response assessments showed that 37% of all patients receiving ProMune and chemotherapy together achieved a response, compared to 19% of all patients receiving chemotherapy alone. The best overall response is the best response (complete and partial responses) at any time during the study.

ProMune Objective Responses in NSCLC

Intent To Treat Population: 112 Patients

Best Overall Response	Chemotherapy Alone (37 patients)	Chemotherapy + ProMune (75 patients)
Physician Assessment
Complete Responses	2 (5%)	1 (1%)
Partial Responses	5 (14%)	27 (36%)
Stable Disease	16 (43%)	30 (40%)
Progressive Disease	9 (24%)	13 (17%)
Non-evaluable Patients	5 (14%)	4 (5%)
Composite Endpoints
Overall Response(1) (p-value: 0.048)(2)	7 (19%)	28 (37%)

(1)	Overall Response represents the sum of complete and partial responses according to the RECIST criteria.
(2)	A p-value is a statistical measure of significance. A p-value of less than 0.05 indicates a statistically significant difference at the 95% confidence level, and accordingly these results were statistically significant.

The differences in response rates between the two arms of the clinical trial were confirmed by an independent blinded radiologic review which was conducted after the completion of the trial on available radiologic scans from 91 of the 112 patients. Later stage clinical trials might not support these results.

Survival Endpoints

Secondary endpoints of our Phase II trial of ProMune were overall survival and survival at one year. Interim data from our Phase II trial of ProMune for these endpoints are shown in the table below.

Survival — Intent to Treat Population

112 Patients

		P-Value(1)(2)	Hazard Ratio(3)
Overall Survival(4)
Chemotherapy (Median)	208 days
ProMune plus Chemotherapy (Median)	390 days	0.16	0.71
Improvement	88%
Survival at One Year
Chemotherapy	33%
ProMune plus Chemotherapy	50%	0.08	Not applicable
Improvement	51%

(1)	P-values were calculated based on a comparison of Kaplan-Meier survival curves for the two treatment groups.
(2)	A p-value of less than 0.05 indicates a statistically significant difference at the 95% confidence level, and accordingly, these results were not statistically significant.
(3)	The hazard ratio is a statistical measure of the ratio of death rates between the study group and the control group. A hazard ratio of less than 1 indicates a reduction in the risk of death or progression of disease relative to the control group.
(4)	The above is an interim analysis of survival data from our Phase II clinical trial of ProMune. As a result, this clinical data may change, depending on the survival of the patients remaining in the clinical trial.

Although the Phase II clinical trial was not powered to demonstrate statistical significance, we believe that the observation of a statistically significant difference in the primary endpoint and the observed clinically meaningful benefit in patient survival support our conclusion that a pivotal Phase III clinical trial is warranted. We also believe the ProMune results are promising because overall survival is the established basis for approval of cancer therapies by the FDA in this patient population.

Safety

In all clinical trials to date, ProMune has been relatively well tolerated. Following the addition of ProMune to taxane and platinum chemotherapy, first-line NSCLC patients in this trial experienced an expected number of chemotherapy and disease-related serious adverse events and hospitalizations. The addition of ProMune given as a 0.2 mg/kg subcutaneous injection on weeks 2 and 3 of the chemotherapy cycles did not complicate the full dose and schedule of chemotherapy administration.

Except for one serious local reaction at the injection site and one case of acute anaphylactic hypersensitivity, the ProMune side effects were as expected, including moderate fever and transient low levels of white cells in the blood. Local injection site reactions, moderate to severe in less than 10% of the patients, were common due to ProMune’s pro-inflammatory activity; most patients had some pain, redness, warmth and tenderness at the injection site. There were a few study withdrawals associated with local injection site reactions. Mild systemic symptoms of fever, headache, fatigue, joint pains and muscle pains were common, typically resembling the flu, and were dose related. In addition, approximately 1-2% of all patients receiving ProMune experienced apparent allergic reactions. While several patients required treatment for such reactions, most reactions lasted only a few minutes and resolved without the need for treatment. Lastly, there have been no apparent cases of drug-related autoimmune disease.

Phase III Clinical Trial Planning

Based on the data described above, we believe that ProMune is the first drug candidate in a randomized trial to show a meaningful improvement in tumor response and survival benefit in this inclusive patient population. Based on our results, we expect Pfizer to move directly into Phase III trials in first-line treatment of advanced NSCLC in combination with chemotherapy.

We presented the proposed design of Phase III clinical trials to the FDA in an end-of-Phase II meeting request on September 1, 2004. As a result of the review and comments of the FDA, we expect that Pfizer will initiate two pivotal Phase III clinical trials of ProMune in first-line NSCLC. We believe that Pfizer plans to seek a Special Protocol Assessment, or SPA, from the FDA in 2005.

Melanoma Clinical Trial

The second target that we chose for a Phase II clinical trial of ProMune was malignant melanoma. According to the American Cancer Society, there will be approximately 59,580 new cases of melanoma in 2005, and approximately 7,770 patients will die of the disease. The current standard of care for advanced melanoma involves interferons and cytotoxic agents, but these offer only a low level of effectiveness. In general, the response rates and prognosis for patients with metastatic melanoma are poor, despite current treatment protocols with immunomodulators (IL-2) or interferon and cytotoxics, such as DTIC, which have significant dose-limiting side effects. Recent large clinical trials designed to improve survival in this disease by treatment with interferons or combination therapies have not met their endpoints. We believe that even a modest clinical benefit with a new agent in this patient population would also meet a significant unmet medical need.

In 2001, we initiated a small Phase Ib study in Europe, resulting in objective responses in 2 of 20 advanced disease patients given small doses of ProMune weekly, a response rate roughly equivalent to chemotherapy alone. In 2003, we initiated a Phase II randomized clinical trial of ProMune with and without chemotherapy for the treatment of Stage III or IV melanoma patients. The trial was designed to allow a transition directly into a Phase III clinical trial depending on response differences in Phase II. Although interim study results showed that the number of objective tumor responses observed in the ProMune combination arm was greater than that observed in the control arm of DTIC alone, the effect was not considered meaningful enough to merit giving a high priority to the development of ProMune to treat melanoma.

The following is a summary of our Phase II clinical trial of ProMune in melanoma.

Melanoma Phase II Clinical Trial

Overview	Randomized, controlled, open-label, multi-center study of ProMune with and without chemotherapy for the treatment of Stage III or IV melanoma patients

Design	Four arms in adaptive trial design to determine the best response:

a) 10 mg of ProMune as a single agent in weekly split doses of 5 mg each

b) 40 mg of ProMune as a single agent in weekly split doses of 10 mg each

c) standard chemotherapy (DTIC) of 850 mg/m2 every three weeks

d) combination of 40 mg of ProMune added to DTIC

Administration	ProMune administered weekly, subcutaneously

Chemotherapy administered on day 1 of three-week cycles, until either disease progression or intolerable toxicity

Status	184 patients enrolled and being followed

Primary Endpoints	Overall response rate using RECIST criteria; safety

Interim Safety Results	Subcutaneous administration of ProMune at doses up to 40mg, once weekly, is relatively well tolerated by most patients. Two patients developed acute hypersensitivity reactions.

The addition of ProMune did not adversely impact the prescribed dose level and frequency of the administration of chemotherapy.

Cutaneous T-Cell Lymphoma Clinical Trial

Another potential indication for ProMune in the treatment of advanced cancers is Cutaneous T-Cell Lymphoma, or CTCL, also known as Mycosis Fungoides and in its most advanced stages as Sezary Syndrome. The number of new cases is low, comprising less than 1% of all lymphomas, but CTCL progresses over many years, requiring chronic therapy, and current therapies are unsatisfactory. Most patients relapse after treatment with local radiation; one-half to two-thirds respond temporarily to treatment with interferon, which has serious side effects, including flu-like symptoms, reduced red or white cell counts, bone marrow suppression, neuropsychiatric effects, particularly depression, and anemia. Newer or experimental therapies for CTCL include bexarotene. Experts in the dermato-oncology community are testing several new systemic therapies to improve response rates, relieve skin symptoms, and provide more consistent and durable responses with less toxicities than current therapies.

We designed our Phase I/II clinical trial of ProMune in CTCL to assess the possibility that ProMune could be used as a monotherapy in the treatment of CTCL. Following completion of the Phase I portion of this clinical trial, we initiated the Phase II dose comparison portion in 2004.

The following is a summary of the Phase I portion of the clinical trial in CTCL patients.

CTCL Phase I Clinical Trial

Overview	Open label, multi-center protocol administering ProMune subcutaneously as a single agent to patients with disease recurrence in spite of multiple previous treatments

Design	Patients enrolled to receive ascending dose levels of ProMune as a single agent weekly. Doses escalating from 0.08 mg/kg to 0.36 mg/kg

Administration	ProMune administered weekly for 24 weeks, subcutaneously

Status	28 patients enrolled

Primary Endpoint	Safety and tolerance of ProMune over a dose range from 0.08 mg/kg to maximum tolerable dose

Safety Results

ProMune doses were generally well tolerated

No Grade III or IV toxicities due to ProMune

Dose-related injection site reactions (erythema, induration, warmth and pain) were common

Mild-to-moderate flu-like systemic symptoms

Clinical adverse event profile and all laboratory endpoints satisfactory for doses up to 0.36 mg/kg/week

Objective Tumor	Monitored using the Composite Assessment Index, or CAI, and digital photography

Response Results

Responses seen within two weeks in some patients

Some patients improved to partial (at least 50%) reduction or complete response of tumors, using CAI compared to baseline

Time to and magnitude of CAI improvement were variable

Individual partial responses or complete responses were documented at weeks 4, 8, 12 and 24

Responses occurred at all doses except the lowest dose group of 3 patients

Of patients receiving at least 0.16 mg/kg/wk, 24 of 25, or 96%, had stable or responding disease

Additional patients are being enrolled into the Phase II portion of this trial, comparing doses of 10 vs. 25 mg/week for efficacy and safety in parallel treatment groups. If the data from the Phase II continuation of this trial support further development, we anticipate that Pfizer will consider moving ProMune into more advanced clinical trials in this indication.

Actilon and Infectious Disease Program

Disease Background and Market Opportunity

Infectious diseases are a significant and increasing threat to public health. We are currently developing Actilon to treat Hepatitis C and intend to explore the potential applications of this product candidate to treat other serious infectious diseases.

There are at least five distinct hepatitis viruses, Hepatitis A, B, C, D and E. Hepatitis C virus, or HCV, which infects the liver and certain immune cells, leads to serious liver diseases such as cirrhosis and liver cancer more frequently than any other form of hepatitis. According to the World Health Organization, HCV infects approximately 170 million people worldwide, including at least 2.7 million in the United States. 10-20% of those chronically infected with HCV will ultimately develop liver cirrhosis, making HCV the leading cause of liver transplants in the United States. The Hepatitis Foundation International estimates that between 8,000 and 10,000 people die in the United States annually from HCV-related cirrhosis or liver cancer. The market for drugs prescribed to treat HCV is currently estimated at $2.5 billion per year and is expected to grow to $5 billion per year by 2007, according to Decision Resources, Inc. This market growth is primarily due to an increase in the number of patients suffering from chronic HCV for more than 15 years who are now progressing to advanced liver disease, many of whom have not responded to conventional therapy.

HCV is an RNA virus known to undergo a high rate of mutation that may help it both to avoid control by the immune system and to develop resistance to standard antiviral medications. There are six major genotypes and more than 50 known subtypes of HCV. Each genotype possesses a unique RNA signature in the form of a mutation in its underlying genetic structure. The most common form in the United States, genotype 1, is estimated to account for between 70 and 75% of all HCV infections. Genotype 1 patients have demonstrated a lower response rate to currently available treatments.

IFN-a and the Treatment of HCV

Most virus infections in people are followed by a rapid immune response against the virus, and this cures the infection. Unfortunately, for most people who are infected with HCV the immune system is unable to eliminate the virus from the body, and the person develops a chronic infection and then is at risk for serious liver diseases. Spontaneous recovery and clearance of HCV infection is thought to occur only in people whose dendritic cells can respond to the infection by both secreting IFN-a and triggering a very strong Th1 response that includes the generation of diverse killer T cells against the virus. However, in up to about 80% of persons infected with HCV, the immune system appears to make a Th2 immune response, or an insufficient Th1 response, and the infection becomes chronic. HCV can impair dendritic cell function, which may contribute to the delay of the response by killer T cells, and which in turn increases the virus’ ability to cause chronic infections. For example, the plasmacytoid dendritic cells in the blood of HCV-infected people have a greatly reduced capability to produce IFN-a compared to normal plasmacytoid dendritic cells. Since IFN-a production by the plasmacytoid dendritic cells is known to be important in the control of viral infections, this dendritic cell dysfunction and reduced IFN-a response may contribute to the development of chronic infection.

The standard first-line treatment for HCV is a combination regimen consisting of 24-48 weekly injections of pegylated, or long-acting, IFN-a and ribavirin. IFN-a is believed to block the viral life cycle of HCV at several stages, but the antiviral activity of ribavirin is not completely understood. IFN-a treatment replaces what should otherwise have been produced by the body in order to direct an individual’s antiviral defense mechanisms and temporarily reduce the viral levels. When it is effective, the antiviral effects of combination IFN-a and ribavirin therapy cause a rapid decrease in HCV levels in the blood, even after a single dose. This rapid decrease in viral level during the first 12 weeks of treatment with IFN-a has been identified as an early virologic response, or EVR, and probably results from the direct antiviral effects of IFN-a, as well as from the ability of the IFN-a to activate the innate or short-acting arm of the immune system.

Virologic responses which are clinically therapeutic must be sustained, and an SVR, or sustained virologic response, is defined as continued suppression of the HCV six months after the completion of therapy. Patients who achieve an SVR following IFN-a therapy have been shown to develop a Th1 response against the virus, and it is thought that this adaptive killer T cell response is required for the ongoing suppression of the HCV. This sustained anti-HCV response, which involves Th1, appears to be similar to the immune response that occurs spontaneously in the minority of people who recover from the infection on their own. In order to maximize the likelihood of achieving a sustained virologic response with current standard therapy, a 24- or 48-week treatment course of combined IFN-a and ribavirin is typically required.

Limitations of Current Therapies

Conventional IFN-a treatment for HCV has several limitations. Conventional IFN-a treatment for HCV can provide short-term antiviral effect in many people, but because of the relative lack of dendritic cell activation, this treatment is not efficient at inducing the adaptive immune response that we believe is important for an SVR. Viral load level is known to rebound rapidly when IFN-a therapy is stopped after a few weeks or even after several months of continuous treatment. Currently, genotype 1 HCV patients have only an approximate 40% chance of achieving an SVR, even after 48 weeks of standard IFN-a and ribavirin treatments. In addition, this therapy is associated with serious side effects, including flu-like symptoms, reduced red or white cell counts, bone marrow suppression, neuropsychiatric effects, particularly depression, and anemia. Finally, patient adherence to treatment is critical to the success of treatments for all forms of HCV. However, many chronically infected patients are dissuaded from undergoing or continuing this treatment due to the combination of the therapy’s relatively low efficacy and its toxicity, which necessitates continuous monitoring. These significant side effects and compliance challenges are important disadvantages to this current therapy and to successful patient treatment outcomes.

Most of the new HCV treatment approaches that are currently in clinical trials focus on the inhibition of viral proteins and also may have limitations. Such approaches can reduce HCV levels while the patient is on the drug, but may not by themselves elicit a sustained clearing of virus from the blood. Furthermore, given the high rate of viral mutation, the virus may develop resistance to these conventional antiviral agents. The antiviral activity of Actilon does not depend on blocking of a specific viral protein, and therefore we believe it is not as likely to be subject to genetic resistance.

Given the limitations of current and experimental therapies for HCV, there is an unmet need for therapies that have an improved side effect profile and show equivalent or superior efficacy, especially in the difficult-to-treat population of genotype 1 patients, who have failed to achieve an SVR following IFN-a and ribavirin therapy.

Actilon and its Advantages

We are currently developing Actilon for the treatment of patients chronically infected with HCV to address many of the shortcomings of current therapies. Like ProMune, Actilon is a synthetic oligodeoxynucleotide and a selective TLR9 agonist which enhances the ability of dendritic cells to activate killer T cells against invaders. However, Actilon appears to stimulate TLR9 in a different way from ProMune, resulting in significantly stronger activation of IFN-a production by the plasmacytoid dendritic cells. Specifically, we believe that Actilon operates through a dual method of action consisting of both innate and adaptive immune antiviral mechanisms. Actilon was designed not only to induce the early short-term innate immune effects that temporarily control the virus, but also to trigger adaptive immunity, with a strong killer T cell response, that we believe may provide sustained anti-infective effects. We believe that Actilon could induce this killer T cell response against HCV more rapidly and more frequently than what occurs using other therapies. We believe Actilon therapy may allow the duration of HCV therapy to be reduced significantly from the current standard 24 weeks for genotypes 2 and 3, and 48 weeks for genotype 1, thereby resulting in reduced toxicity and improved patient acceptance.

Based on results observed in our early clinical trials, we believe that Actilon, like IFN-a and ribavirin treatment, Actilon will trigger an innate immune response resulting in an early virologic response in many people. In contrast to conventional IFN-a therapy, however, we believe that Actilon may cause faster and more effective dendritic cell maturation in the patients, followed by more rapid enhancement of the adaptive immune response that is thought to be required for controlling difficult-to-treat chronic viral diseases, such as HCV and HIV. Thus, in HCV, we expect that Actilon therapy may lead to more rapid and more frequent development of a sustained viral response, even in the difficult to treat and most common genotype 1 patients.

We believe that Actilon will be capable of inducing and amplifying potent and natural antiviral mechanisms at relatively well tolerated doses. Based on the preclinical tests we have conducted in infection models, we believe that synthetic TLR9 agonists such as Actilon may have broad utility in the treatment and prevention of many types of infections because of their ability to activate both the short-term innate and sustained adaptive responses of the immune system.

Actilon Phase I Clinical Trials

We completed a Phase Ia study of Actilon in healthy volunteers during 2004, in order to establish a profile for dosing in HCV patients for future clinical trials of Actilon. The results of our Phase Ia study are set forth immediately below. Both this study and the Phase Ib clinical trial described further below were designed to investigate the safety, dose tolerability, immunological or antiviral activity of Actilon administered subcutaneously.

Actilon Phase Ia Clinical Trial

Overview	Designed to assess safety, dose tolerability and immunological activity

Design	Healthy volunteers randomized to receive placebo or Actilon in each of five sequentially higher doses, eight subjects in each cohort (0.25, 1, 4, 10 or 20 mg)

Administration	Two subcutaneous injections were administered 14 days apart Patients evaluated double-blind for 29 days

Safety Results	No drug-related serious adverse events or dose-limiting toxicities Mild injection site reactions and mild-to-moderate flu-like symptoms, consistent with the TLR Therapeutic mechanism

Results	Dose-related increases in IFN-a levels and other markers indicative of innate immune response and potential antiviral activity

In 2004 we initiated a Phase Ib trial of Actilon in predominantly genotype 1 HCV patients, which is the most prevalent form of HCV in the United States and is considered to be the most resistant to treatment. All of the planned five dose cohorts of this trial were fully enrolled by April 2005.

Actilon Phase Ib HCV Clinical Trial (Ongoing)

Overview	Designed to assess antiviral responses as well as safety and tolerability in patients with chronic HCV, predominantly genotype 1

Design	Adult patients, who had relapsed after or were intolerant of prior IFN-a, were randomized to receive placebo or Actilon two times weekly for four weeks with monitoring for up to four additional weeks (eight weeks total)

Administration	Eight subjects in each cohort received, twice weekly, subcutaneous injections randomized to receive placebo or Actilon in each of five sequentially higher doses (0.25, 1, 4, 10 and 20 mg)

Safety Results	Dose tolerance and laboratory safety were the same in HCV patients as in the normal volunteers observed in our Phase Ia clinical trial

Interim results from the Phase Ib clinical trial demonstrated the following dose-related mean log changes in viral load. Safety results were also encouraging, with no dose-limiting toxicities. However, later stage clinical trials might not support these results.

Dose (mg)	Patients	Number of Patients with Greater than 1 Log Reduction	Mean Log(1) Change	P-Value(2)(3)
Placebo	10	0	-0.22	—
0.25	6	0	-0.31	0.99
1	6	1	-0.95	0.06
4	7	2	-0.88	0.09
10	7	4	-1.01	0.03
20	6	5	-1.37	0.001

(1)	Changes in the presence of a virus in the blood, or viral load reduction, are measured in logs, a measure of overall change. For example, a two-fold decrease in virus corresponds to a 0.3 log viral load change, while a ten-fold decrease in virus corresponds to a 1.0 log viral load change.
(2)	As noted above, a p-value is a statistical measure of significance. A p-value of less than 0.05 indicates a statistically significant difference at the 95% confidence level. Accordingly, these results were statistically significant at the 10 and 20 mg dose levels.
(3)	The overall p-value from all five dose cohorts in the study was p=0.002, tested by analysis of variance, appropriately adjusted.

We presented interim results from the planned five dose cohorts in this study at the Digestive Disease Week conference on May 17, 2005. We expect to complete this ongoing Phase Ib clinical trial with Actilon during 2005; additional cohorts of patients will be treated to test additional doses and dosing schedules. Based on results to date, we plan to start a new Phase Ib clinical trial of Actilon in chronic HCV in the third quarter of 2005.

Because the treatment duration in our Phase Ib trial was only 4 weeks, we observed only the early virologic response from the short-term innate immune activation, and not the sustained virologic response that would represent a strong T cell response, requiring longer treatment. In addition, this trial included a challenging patient population. Most of the patients in our ongoing Phase Ib clinical trial are genotype 1 patients who previously had failed to achieve a sustained viral response after 24-48 weeks of conventional IFN-a plus ribavirin therapy, and therefore were considered unlikely to show a sustained viral response after only 4 weeks of Actilon. As anticipated, once Actilon treatment was stopped, the HCV viral levels in all patients returned to near baseline values.

We intend to use information gained from our planned clinical trials to determine antiviral response, to test combinations of Actilon with other therapies, including IFN-a and ribavirin, and to design and carry out randomized Phase II clinical trials of longer duration which will determine the clinical benefit of more sustained treatment with Actilon in patients with chronic HCV infection. Our trials of Actilon will also be designed to determine the effects of Actilon on patients’ adaptive killer T cell immune responses to HCV.

Asthma and Allergic Rhinitis Program

Unmet Medical Need

Asthma is a chronic respiratory disorder which can be life-threatening. Asthma is, in part, an immune response to foreign substances in the airway, leading to inflammation and constriction of the airways. Symptoms of asthma include recurrent episodes of wheezing, shortness of breath, chest tightness and coughing. According to the Centers for Disease Control and Prevention, direct and indirect costs in the United States for asthma management and treatment are nearly $15 billion annually.

Allergic rhinitis, although less serious than asthma, affects approximately 40 million people per year in the United States alone. Many of these suffer from allergies to one or more seasonal allergens, including ragweed, grasses and trees, or from indoor allergens such as dust mites and animal dander. Approximately 20% of people who suffer from allergies as children will progress to asthma. The market for prescription drugs to treat allergic rhinitis was $10.4 billion in 2001, according to Datamonitor.

Limitations of Current Therapies

Currently available drugs to treat the symptoms of asthma and allergies, while effective at mitigating these symptoms, do not treat the underlying causes of these conditions, and have side effects. Various drugs, including decongestants, antihistamines, oral and inhaled bronchodilators, short- and long-acting gluco-corticosteroids, mast cell stabilizers and leukotriene antagonists typically work by non-specifically suppressing inflammation or opening bronchi, tubes within the lungs through which air passes. They mitigate reactions after the initial hypersensitivity response has been triggered, and block downstream events and mechanisms that produce symptoms. Side effects of treatments range from annoying to serious, from drowsiness and rapid heartbeat to the metabolic problems associated with long-term steroid use.

Our Approach and its Advantages

Asthma and allergies result when the immune system makes an inappropriate Th2 response to normally harmless environmental antigens, such as pollens or peanuts. Asthma and allergies are becoming widespread in many industrialized countries, with a steady rise in the percentage of the affected population. Recent studies have shown that children who get more frequent exposure to infections early in life are protected against the development of allergies and asthma. This has led to the development of the “hygiene hypothesis,” that these conditions are a result of the unnatural cleanliness of modern life in industrialized countries, compared to the conditions in which our immune system evolved. This hypothesis is based on the idea that the immune system of a young child is immature in that it is biased toward making Th2 responses, and that the immune system needs stimulation to mature properly and to learn how to make Th1 responses, which would protect against allergies and asthma. Throughout history, this stimulation was provided by infections. In modern societies where infections are less frequent, children do not get this stimulation, their immune systems fail to mature, and they continue to promote an inappropriate allergic reaction to normally harmless antigens. By stimulating TLR9, we believe that our product candidates mimic the effects of an infection, thereby maturing the immune system to switch away from the Th2 state. Once the immune system has switched away from the Th2 state, an inappropriate allergic reaction will no longer occur in response to that stimulus. We believe that this novel mechanism of action orchestrates fundamental modifications in immune system responses by addressing the causes of asthma and allergic reactions, and redirects pre-existing hypersensitive immune reactions into more normal responses.

In preclinical studies, TLR Therapeutics have reversed inflammation and airway constriction following exposure to environmental allergens. This is associated with reduced Th2 responses and increased Th1 activity, leading to an overall reduction in tissue inflammation. These anti-inflammatory effects of TLR Therapeutics have been shown in preclinical studies to be long-lasting and to help prevent or reverse airway remodeling resulting from chronic disease, offering the potential to alter the long-term effects of asthmatic and allergic disease. These data suggest a role for TLR Therapeutics as immune modulators in treating both chronic and seasonal hypersensitivity disorders.

We believe that our asthma and allergy product candidates, in development with sanofi-aventis, will be better able to treat the causes, rather than the symptoms, of these conditions and may offer a safer, more natural, effective and convenient method of preventing asthmatic and allergic reactions than current products.

Specifically, we believe that our product candidates will be able, through their novel mechanism of action, to:

•	redirect asthmatic and allergic reactions away from an allergy-associated Th2 immune response into a more normal Th1 immune response, thereby eliminating or reducing symptoms;

•	reduce or eliminate bronchial hyper-reactivity and airway inflammation associated with asthmatic and allergic attacks;

•	offer improved safety to allow the possibility of long-term usage, improved patient compliance and increased suitability for pediatric patients, due to the absence of serious side effects; and

•	provide potent, long-lasting effects, reducing the risk of life-threatening allergic reactions, such as anaphylaxis, and emergency episodes.

Program Status

Two of our TLR Therapeutics are being developed for asthma and allergic rhinitis in collaboration with sanofi-aventis. In 2001, we granted to Aventis Pharmaceuticals, now sanofi-aventis, exclusive worldwide rights to TLR Therapeutics for the treatment of asthma, allergic rhinitis and chronic obstructive pulmonary disease. Preclinical studies, including systematic safety assessments, have been conducted on two compounds that we discovered, AVE7279 and AVE0675, using the inhalation route of administration, and development is continuing under sanofi-aventis management. Dosing of volunteers using an aerosol delivery mechanism in a Phase I clinical trial of AVE7279 was generally well tolerated, and we observed pharmacological biomarker responses that were consistent with the Th1-promoting mechanism of action of the drug candidate. Based on these results, sanofi-aventis intends to move forward into clinical trials of multi-dose administration in patients with asthma using AVE0675. On June 17, 2005, the planned Phase I clinical trial of AVE0675 was placed on a clinical hold by the FDA prior to commencing enrollment pending the submission by our collaborator, sanofi-aventis, of additional preclinical data relating to the IND for this product candidate. Our collaborator sanofi-aventis is working to provide the information requested by the FDA in order to resolve the clinical hold and commence the clinical trial as promptly as possible.

VaxImmune Vaccine Adjuvant Program

We are developing adjuvants, which boost the body’s immune response to vaccines, with a goal of improving the performance and efficacy of existing and future vaccines for various indications, including cancer and infectious diseases. Our product candidate, VaxImmune, is being tested for use with other companies’ vaccines as an addition to those vaccines.

Limitations of Current Therapies

There are two primary kinds of vaccines, prophylactic and therapeutic. Prophylactic vaccines are designed principally to prevent infections or diseases, and therapeutic vaccines are designed principally to treat existing infections or diseases. Many current prophylactic infectious disease vaccines do not elicit strong immune responses and require multiple doses as well as the addition of immune stimulants, or adjuvants, to obtain adequate protection. Existing vaccines for hepatitis B require three doses for protection, but still fail to protect approximately 50% of patients with impaired immune function, such as HIV-infected patients.

While most vaccines using conventional adjuvants can eventually induce adequately high levels of antibodies, which are useful for prophylactic vaccines, they are not effective at inducing longer-lasting cell-mediated immunity, such as the production of killer T cells, which is desired for therapeutic vaccines.

Limitations of current vaccines and adjuvants include:

•	the need for repeated administration in order to achieve strong, lasting responses;

•	frequency of failure to respond adequately to the vaccine to be protected, especially among the elderly, newborns and people with compromised immune systems; and

•	generally poor induction of killer T cells limits effective therapeutic vaccination for indications such as cancer and chronic infection.

As existing adjuvants have been found to lack the required efficacy, there is increasing interest in identifying and developing adjuvants which may overcome these limitations. Cancer vaccines, which contain tumor specific antigens, are emerging as a promising approach to treating a variety of cancers. To date, no cancer vaccine has shown sufficient potency, even in combination with an adjuvant, to improve patient outcomes. We are designing our adjuvants to induce a potent killer T cell immune response to the infection or tumor in order to achieve and sustain a clinical response, without compromising safety.

Our Approach and its Advantages

We are developing VaxImmune, a TLR9 agonist, as a vaccine adjuvant. We believe that VaxImmune, used as an adjuvant to infectious disease and cancer vaccines, may boost the body’s immune response to antigens contained in the vaccines. VaxImmune contains the same active pharmaceutical ingredient as ProMune, but is mixed in with the vaccine antigen, and is dosed at much lower levels than ProMune.

In vaccine preclinical models, VaxImmune at low adjuvant doses increases both antibody and killer T cell responses against virtually all types of vaccine antigens. Furthermore, adjuvant activity has been observed in non-human primates with several types of vaccines. Strong Th1 immune responses are induced using VaxImmune as an adjuvant, which may enhance the effectiveness of therapeutic vaccines. We believe that by activating TLR9, VaxImmune may be able to overcome the shortcomings of existing vaccines and adjuvants in the following ways:

•	reduces the need for repeated administration in order to achieve strong, lasting responses;

•	stimulates protective immune responses, thus reducing the frequency of failure to respond adequately to the vaccine to be protected, especially among the elderly, newborns, and people with compromised immune systems; and

•	triggers strong induction of killer T cells, which may enable effective therapeutic vaccination for indications such as cancer and chronic infection.

VaxImmune consists of the same DNA molecule as ProMune. When used as a vaccine adjuvant, this molecule is combined with an antigen. The doses and administration schedules differ for use of ProMune for oncology and VaxImmune as a vaccine adjuvant. ProMune is generally administered subcutaneously or intravenously at higher doses than VaxImmune, which is typically administered at doses less than or equal to 2 mg by intramuscular injection to enhance response to the vaccine antigen with which it is co-formulated.

The following is a summary of our VaxImmune adjuvant programs:

Program	Indication	Status	Collaborator	Commercialization Rights
VaxImmune with BioThrax Other vaccines for military and civilian anti-bioterrorism use	Anthrax Various	Phase I Preclinical	DARPA DARPA	Coley Coley

VaxImmune with cancer vaccines	Breast, Prostate and Lung Cancer	Phase I	GlaxoSmithKline(1)	GlaxoSmithKline(1)

VaxImmune with E1-E2 HCV vaccine	Hepatitis C	Preclinical	Chiron	Chiron

VaxImmune with Engerix-B vaccine	Hepatitis B	Phase II	None	Coley

(1)	Except for the rights granted to GlaxoSmithKline, we have granted an exclusive license to Pfizer to develop and use VaxImmune in cancer vaccines.

We have capitalized on the broad applicability of our TLR9 agonist technology by developing our adjuvant technology with the United States government, and licensing use of VaxImmune to multiple companies, either on a co-exclusive or non-exclusive basis to be used solely as a vaccine adjuvant in infectious disease or cancer vaccines. Through this approach, we have generated approximately $20 million in revenues that we have invested in developing ProMune and Actilon.

Research Programs

In addition to our pipeline of clinical stage product candidates, we also have the following preclinical stage programs:

Target	Drug Candidates	Funding	Commercialization Rights
Inhaled pathogens (including bio-terror agents) and upper respiratory infections	TLR9 agonists	NIAID	Coley

Bio-terror vaccine adjuvants	TLR3, 7, 8 and 9 agonists	NIAID	Coley

Our research spans the development of drug candidates that agonize or antagonize TLRs. All of our product candidates to date are synthetic agonists for TLR9. Our scientists have produced several different classes of TLR9 agonists by combining CpG motifs in different structures that we believe stimulate TLR9 in different ways, leading to distinct immune effects. By slightly altering the structure of our molecules, we have designed them to have different stabilities in the body, which allows us a certain amount of control over where the molecules go, and how long they last. We believe that our understanding of the biology of TLR9 agonists makes it possible for us to design different molecules for treating different diseases.

Recent discoveries made by our scientists and some of our collaborators have revealed that certain RNA molecules are agonists for TLR7 and TLR8, which are related to TLR9. RNA differs from DNA only by the presence or absence of an oxygen atom in the sugar of the nucleic acid. Therefore, much of our knowledge and experience in working to stimulate TLR9 may be applied to our development of new RNA drugs to stimulate TLR7 or TLR8. TLR7 activation seems to trigger many of the same effects as are seen with our TLR9 agonists, but TLR8 activation causes a very different pattern of immune activation. We believe that RNA molecules designed to stimulate TLR7 or TLR8 could become useful drugs for treating infectious diseases, and we intend to conduct further research in this area.

Commercial Collaborations and United States Government Grants and Contracts

We have entered into collaboration agreements to supplement our own resources in the development and commercialization of our product candidates, contribute to and capitalize on applications outside of our primary therapeutic focus, and to fund the continued development of our technology. To date, we have received approximately $100 million in proceeds from our commercial collaborations and United States government contracts, and we may receive payments of up to an additional $840 million.

The following is a summary of our current collaborations:

Commercial

Party	Product Candidates	Target Indication	Payments Received	Potential Future Payments
			(in millions)

Pfizer	ProMune	Multiple cancers, including first-line NSCLC	$50	$465	(1)

sanofi-aventis	AVE7279, AVE0675(2), and up to two other candidates	Asthma, allergic rhinitis, and COPD	14	242

GlaxoSmithKline	VaxImmune (and potentially other candidates)	Infectious diseases and three cancer indications	19	102

Chiron	VaxImmune	Certain infectious disease vaccines	1	12

Government Grant and Research Programs
Agency	Objective/Research Program	Payments Received	Potential Future Payments
		(in millions)
DARPA	Biowarfare agents, including Anthrax	$11	$1

NIAID	Development of inhaled TLR9 agonist for protection against pulmonary pathogens	3	3

NIAID	Development of new adjuvants for bioterror vaccines	2	15

(1)	Includes an investment of up to $10 million in our common stock in a private placement concurrent with this offering.
(2)	On June 17, 2005, the planned Phase I clinical trial of AVE0675 was placed on a clinical hold by the FDA prior to commencing enrollment pending the submission by our collaborator, sanofi-aventis, of additional preclinical data relating to the IND for this product candidate. Our collaborator sanofi-aventis is working to provide the information requested by the FDA in order to resolve the clinical hold and commence the clinical trial as promptly as possible.

Pfizer Collaboration

In March 2005, we entered into a series of agreements with Pfizer under which we have granted Pfizer development and worldwide marketing rights to ProMune. Under the license agreement, we have received a $50 million up-front license fee, and may receive up to $455 million in milestone payments, a significant majority of which relates to potential development and regulatory approval milestones, as well as royalties on any future product sales. We also entered into a stock purchase agreement with Pfizer pursuant to which it has agreed to purchase up to $10 million of our common stock in a private placement concurrent with this offering.

A primary focus of the agreements with Pfizer is the development and commercialization of ProMune for the treatment, control and prevention of multiple cancers, including first-line treatment of advanced NSCLC. Pfizer will fund virtually all future development of ProMune including Phase III clinical trials for the first-line treatment of NSCLC and other major cancer indications. Pfizer has indicated its intent to initiate two pivotal Phase III clinical trials of ProMune in first-line NSCLC patients.

Pursuant to a separate screening agreement, Pfizer will provide us with funding for the discovery and development of next-generation TLR9 agonists for cancer, which, if successful, would be licensed to Pfizer and could result in additional milestone payments and additional royalties to us.

We have the option to participate in the development and commercialization of ProMune to treat Cutaneous T-Cell Lymphoma, or CTCL. If we exercise this right, Pfizer will generally reimburse us for all of these Phase III clinical trial expenses, while Pfizer retains the primary responsibility for regulatory filings. We have the option to participate, at our expense, in the detailing of ProMune to dermatologists in the United States for CTCL. Pfizer will provide training to our dermatological sales force and compensate us for our detailing efforts following FDA approval.

Under the terms of the license agreement, the license extends until the later to occur of the expiration of the last of the licensed patents which covers the sale of ProMune or any next generation TLR9 agonist licensed by us to Pfizer and the emergence of generic competition for such products, in each case, as determined on a country-by-country basis. Currently, the latest to expire of our patents covering ProMune is scheduled to expire in 2014. We have patent applications pending which, if issued, may provide patent protection for ProMune through 2017.

Pfizer may terminate the collaboration relationship without cause upon not less than 120 days’ prior written notice. Either of us may terminate the collaboration relationship upon the bankruptcy of the other party or the commitment by the other party of an uncured material default, as defined in the license agreement.

Upon a change of control of us, as defined in the license agreement, the agreement would remain in effect, although Pfizer would have the right to terminate certain provisions, including our rights to conduct Phase III clinical trials in CTCL and to detail ProMune to dermatologists.

sanofi-aventis Collaboration

We have granted sanofi-aventis a worldwide, exclusive license to certain of our TLR Therapeutics for the treatment of asthma, allergic rhinitis and chronic obstructive pulmonary disease. We are entitled to receive up to an aggregate of approximately $256 million in payments upon the achievement of certain regulatory and commercial milestones by sanofi-aventis, as well as royalties based on net product sales from the selected TLR Therapeutic product candidates that we designed specifically for them. To date, we have received $14 million in payments from sanofi-aventis under this agreement.

This collaboration includes a drug discovery program to screen and evaluate TLR Therapeutic product candidates for the indications noted above. In 2003, we completed our efforts, begun in 2001, under the drug discovery program, and sanofi-aventis has selected two candidates from this program for clinical development. Sanofi-aventis completed a Phase I study of one of our TLR Therapeutics in 2004. On June 17, 2005, the planned Phase I clinical trial of AVE0675 was placed on a clinical hold by the FDA prior to commencing enrollment pending the submission by our collaborator, sanofi-aventis, of additional preclinical data relating to the IND for this product candidate. Our collaborator sanofi-aventis is working to provide the information requested by the FDA in order to resolve the clinical hold and commence the clinical trial as promptly as possible.

Sanofi-aventis may terminate the collaboration relationship upon 120 days’ written notice to us due to material, scientific, regulatory, legal, medical or commercial considerations that make it commercially unreasonable for sanofi-aventis to develop or commercialize the products. In addition, sanofi-aventis may terminate the collaboration relationship without cause upon 180 days’ written notice to us; however, sanofi-aventis is required to pay any milestone payments that occur within such 180-day period. Either of us may terminate the collaboration relationship under customary terms included in the agreement, including if the other party commits an uncured material default, as defined in the license agreement, or if the other party is unable to obtain a third party license on commercially reasonable terms. This license extends until the later to occur of the expiration of the last of the licensed patents which covers the sale of the TLR Therapeutics licensed by us to sanofi-aventis (currently 2023) or ten years after the first commercial sale of a product covered by such patent rights.

Other Commercial Collaborations

Our other collaboration agreements include the following:

GlaxoSmithKline. Pursuant to two agreements, we have licensed VaxImmune to GlaxoSmithKline to be used in the fields of certain cancer and infectious disease vaccines. We have a co-exclusive license agreement with GlaxoSmithKline, pursuant to which we granted GlaxoSmithKline a license to develop and commercialize several prophylactic and therapeutic infectious disease vaccines, as well as a non-exclusive agreement to develop and commercialize vaccines for three cancer indications. Under the terms of these agreements, we are entitled to receive up to $121 million in payments ($77 million for infectious disease vaccines and $44 million for cancer vaccines) representing up-front and various option payments, development and regulatory milestones and royalties based on any future product sales. We have received payments aggregating $19 million ($11 million for infectious disease vaccines and $8 million for cancer vaccines) related to upfront license fees, option fees and patent milestones. GlaxoSmithKline has initiated four clinical studies combining VaxImmune with their vaccines.

GlaxoSmithKline may terminate the collaboration relationship without cause upon 90 days’ written notice to us and upon payment of all accrued research and development funding and milestones. Either of us may terminate the collaboration relationship under customary terms included in the agreement, including if the other party commits an uncured material default, as defined in the license agreements.

The cancer vaccine license agreement extends until December 2021. The infectious disease vaccine license agreement extends until December 2018.

Chiron. We have a non-exclusive worldwide license agreement with Chiron to incorporate VaxImmune into multiple prophylactic vaccine candidates for use in multiple infectious disease fields. The agreement provides for potential future payments of up to an aggregate of $12 million upon achievement of development and regulatory milestones and royalties from sales of vaccine products developed. To date, we have received $1 million in payments from Chiron under this agreement. Either of us may terminate the collaboration relationship upon customary terms included in the agreement, including upon an uncured material default by the other party, as defined in the license agreement. This license extends until 2017.

Merial Limited. We originally granted Qiagen, our corporate co-founder and a shareholder, a worldwide exclusive license to certain development and commercialization rights in the field of veterinary products. In 2003, this agreement was amended and assigned by Qiagen to Merial Limited, which is a joint venture between Merck & Co. and sanofi-aventis. Under the terms of the license agreement, Merial is required to pay us royalty payments on product sales and a milestone payment upon Merial’s first regulatory approval of a licensed product in the United States. Merial may terminate the collaboration relationship without cause upon 90 days’ written notice to us and upon termination, any royalty payments due to us become immediately payable. Either of us may terminate the collaboration relationship upon customary terms included in the agreement, including upon an uncured material default by the other party, as defined in the license agreement.

To date, we have received $250,000 in payments from Qiagen (now Merial, Ltd.).We are entitled to receive up to $100,000 in milestone payments upon the first commercial sale of the first four products covered by the patents licensed by us to Qiagen. We are also entitled to receive a royalty on sales of products covered by such patents and, if Qiagen grants a sublicense to these patent rights, a royalty on sublicensing revenue received by Qiagen. The Qiagen license extends until 2023.

Government Contracts and Grants

We have a $12 million, as amended, cost reimbursement contract with DARPA to support the development of enhanced vaccines against biowarfare agents, including anthrax, using VaxImmune. We have received $11 million to date under this contract. This contract expires in September 2005.

We have a $6.3 million grant from NIAID to perform research and preclinical development in the area of pulmonary innate immune activation for bioterror defense. We have received $3 million to date under this grant. This grant extends through February 2006.

In 2004 we were awarded a $16.9 million, five-year contract by NIAID to perform research in the area of innate immune receptors and vaccine adjuvant discovery for defense against bioterror agents. We have received $2 million to date under this contract.

Technology In-Licenses

We have an exclusive worldwide license agreement with the Loeb Health Research Institute at the Ottawa Hospital, or OHRI, to develop and commercialize products covered by OHRI technology, including VaxImmune. The agreement requires royalty payments on the sale of products covered by the licensed technology. We have the right to grant sublicenses to third parties, and are required to pay OHRI part of any sublicense revenue received. We were not required to make any upfront payments to OHRI with respect to the license agreement, although we did make a stock grant of 40,000 shares of common stock to OHRI and OHRI personnel when the license was amended in September 2001. We have made payments of $431,000 to OHRI, excluding $150,000 related to the $50.0 million received from Pfizer as an upfront license fee payment. Our potential royalties payable to OHRI on sublicenses we have made to Pfizer, sanofi-aventis, GlaxoSmithKline and Merial total $17.1 million related to potential milestone payments under these sublicenses, excluding royalties on future product sales.

We have an exclusive worldwide license agreement with the University of Iowa Research Foundation, or UIRF, to develop and commercialize products covered by certain patented technology of UIRF, including ProMune, Actilon, AVE 7279 and AVE 0675. This technology was developed by our Chief Scientific Officer and scientific co-founder, while he was at the University of Iowa, among others. We are obligated to pay UIRF royalty payments on net sales of our products incorporating the licensed technology. We have the right to grant sublicenses to third parties and are required to pay UIRF a royalty on any sublicense proceeds. Our license agreement requires us to pay annual license maintenance fees of $150,000 through the date of the last licensed patent to expire (as a result of pending patents, we are currently unable to determine the length of this period). As of March 31, 2005, we have made payments to UIRF of $4.2 million, exclusive of $6.5 million related to the $50.0 million received from Pfizer as an upfront license fee payment. Our potential royalties payable to UIRF on sublicenses we have made to Pfizer, sanofi-aventis, GlaxoSmithKline and Merial total $105.4 million related to potential milestone payments under these sublicenses, excluding royalties on future product sales.

UIRF has agreed to the deferral of certain past due royalties in the amount of $2.7 million with interest at five percent compounded annually. UIRF has the right to request payment, including accrued interest, at any time. UIRF also has the right to convert all or part of deferred payments into shares of our common stock within six months after the consummation of our initial public offering, at UIRF’s option.

We expect to continue to establish new collaborations in order to develop products in indications outside of our therapeutic focus. We believe these relationships will provide us with the ability to capitalize on diseases and markets that represent significant commercial opportunities without the extensive time and costs associated with developing products that require access to additional technologies.

Technology Overview

The Innate and Adaptive Immune Systems

The immune system can be thought of as both an innate immune system and adaptive immune system working together to protect the body against bacteria, viruses and other disease-causing agents, and also to detect, control and fight abnormal cells, such as cancer cells.

The innate immune system recognizes generic classes of molecules produced by a variety of foreign invaders, or pathogens. For example, if innate immune cells detect a type of molecule that is present only in bacteria, then the innate immune system triggers an inflammatory response, in which certain cells of the immune system attempt to ward off the invader and halt its spread, even without knowing what specific type of bacteria is present. The activity of these immune cells, and of the chemicals they secrete, results in the redness and swelling at sites of injury and accounts for the fever, body aches and other flu-like symptoms that accompany many infections. This inflammatory response is rapidly initiated by TLRs, which trigger a number of molecular actions to unfold within minutes to hours of encountering a pathogen. In general, the function of the innate immune system is to rapidly contain an infection and to limit its spread, until a more specific adaptive immune response can be made that will eliminate the pathogen.

The adaptive immune system recognizes specific antigens, which are unique to individual classes of pathogens. For example, the adaptive immune response against a form of bacteria known as staphylococcus is so specific that it has no effect against a different class of bacteria, such as streptococcus. The adaptive immune response is a highly specific, long-lasting response to a particular pathogen or an antigen associated with a pathogen. The response includes both fighting the existing pathogen and generating the ability to recognize and respond more rapidly to a subsequent encounter with the same pathogen. This is referred to as immune memory. Adaptive immune responses are induced by initial recognition of an antigen in the presence of appropriate signals from the innate immune system. It is thought that unless the innate immune system has been activated, little or no adaptive immune response will be triggered. Once initiated, adaptive immune responses are boosted or retriggered simply by being exposed to the antigen again. The adaptive immune system consists of B lymphocytes, or B cells, and T lymphocytes, or T cells.

Role of Dendritic Cells in Pathogen Recognition and Response

Dendritic cells are an important link between the innate and adaptive immune systems. Dendritic cells patrol blood and tissues to sample cellular debris in order to identify and classify immediate threats. They recognize pathogens, such as viruses, bacteria, and parasites, through specialized receptors for pathogen associated molecular patterns, or PAMPs, which are not present in our own bodies and therefore act as signatures for the various types of pathogens. When these patterns are recognized by innate immune cells, they immediately signal other immune cells to attack and contain the problem until a longer-term and more specific adaptive response can be generated.

TLRs and other innate immune receptors recognize PAMPs. For example, TLR9 recognizes a specific DNA sequence pattern that is characteristic of bacteria and DNA viruses, but is not normally seen in human DNA. During an infection, the innate immune system detects these bacterial or viral sequence patterns using TLR9. This provides a danger signal to the innate immune system, triggering a protective immune response that improves the ability of the host to eliminate the pathogen.

If the dendritic cells detect a threat, they also secrete message proteins called chemokines and cytokines which will attract and activate the other cells of the innate immune system and create an environment suitable to begin the adaptive immune response. T cells and B cells, when encountering activated dendritic cells, can multiply and differentiate into effector cells with disease fighting activity. B cells respond by producing antigen-specific proteins, called antibodies, which can quickly neutralize the same pathogen if a second infection occurs.

T cells may become either killer T cells, which can directly kill foreign or defective cells, or T helper, or Th, cells, which secrete proteins (chemokines and cytokines) that stimulate other cells to participate in the immune response. Based on the nature of the threat identified by the dendritic cell, Th cells secrete different kinds of cytokines.

Infectious agents can be divided into those that infect cells, such as viruses, retroviruses, and intracellular parasites and bacteria, and those that do not infect cells. The appropriate type of immune response to reject intracellular pathogens is known as a Th1 response, in contrast to the Th2 type of response that is used to fight off extracellular pathogens. We believe that triggering the strong Th1 anti-infective actions of the TLR9 pathway, which evolved to remove intracellular pathogens, may prove to be effective in the prevention and treatment of many infections, especially intracellular infections. Th1 responses are characterized by the generation of killer T cells and certain antibodies, and are very important in fighting intracellular pathogens, and intracellular defects such as cancers. By contrast, Th2 responses are characterized by the generation of other specific types of antibodies, and are typical of allergic reactions, in which an allergen is mistaken for a pathogen on a mucosal surface and triggers an immune response which can result in symptoms such as watery eyes, airway inflammation and contraction of airway muscle cells in the lungs. Although Th2 responses are important for defense against many types of pathogens that are located outside cells, they are not particularly helpful for fighting pathogens that have invaded cells.

Harnessing the Appropriate Immune Response

An appropriate immune response is required for the body to defend against pathogens and abnormal cells. The immune system, however, may fail to function properly by producing insufficient or inappropriate responses. This can be due to a failure to recognize a particular threat, or an impaired ability to mount an appropriate response due to inherent immune system defects or suppression of the immune system due to disease, such as the infection of immune cells which occurs in HCV. For example, if the immune system responds insufficiently to a pathogen, chronic infection can result. Many viruses that establish chronic infection do so by also infecting dendritic cells and other immune cells and rendering them dysfunctional, thereby preventing the appropriate immune rejection of the infection. Similarly, failure of the immune system to recognize cancer cells as abnormal may result in tumor growth and the spread of tumor cells to other locations in the body, known as metastasis. Often tumor cells have mechanisms to avoid appropriate immune responses or fool the immune system by secreting immunosuppressive molecules. An inappropriate immune response, such as an over-activation of the Th2 response to an allergen, can result in chronic inflammatory diseases such as asthma and allergies. Past efforts to develop immune activators to stimulate appropriate immune responses have been hampered by a very limited understanding of the regulation of the immune system, and by the use of relatively nonspecific immune activators, which stimulated many types of immune cells. This can result in toxicity from the immune activation, with limited efficacy if the activation is not directed appropriately.

Creating a New Class of Medicines with High Specificity

We design our TLR Therapeutic product candidates based on our understanding of their molecular mechanism of action and the human immune system’s response to the various alterations in the sequence of a TLR Therapeutic. We develop TLR Therapeutic product candidates that induce particular immune system effects by altering the sequence of the motif, the number and relative positions of TLR Therapeutics motifs, and the chemical linkages in the product candidate’s oligonucleotide structure. These alterations enable us to create TLR Therapeutic product candidates with different characteristics that may make them more useful to prevent or treat specific diseases. This includes enhancing killer T cell responses for treating cancer, maximizing IFN-a production for fighting HCV infection, or reducing Th2 type immune responses in treating asthma and allergy.

Intellectual Property

We actively seek to protect the proprietary technology that we consider important to our business, including chemical species, compositions and forms, their methods of use and processes for their manufacture. In addition to seeking patent protection in the United States, we generally file patent applications in Australia,

Canada, Japan, Western European countries and additional foreign countries on a selective basis in order to further protect the inventions that we or our partners consider important to the development of our foreign business. We also rely upon trade secrets and contracts to protect our proprietary information.

As of the date of this prospectus, our patent estate, on a worldwide basis, includes 42 issued patents and approximately 300 pending patent applications, with claims covering all of our current clinical stage product candidates. Of the 42 issued patents, 14 are issued in the United States, one in Japan, one in Germany and 26 in countries outside of the United States, Europe and Japan. Three of the issued United States patents, expiring in 2014, relate to ProMune and have claims covering the use of certain oligonucleotides for treating cancer. We also have pending United States applications relating to ProMune which, if issued as patents, would be expected to expire between 2014 and 2017. These applications include claims covering the specific sequence of ProMune, and its use to treat cancer. One of the issued United States patents, expiring in 2014, relates to Actilon and covers the use of certain oligonucleotides for treating a patient with an infection. We also have pending United States applications relating to Actilon which, if issued as patents, would expire between 2014 and 2023 and would include claims covering the specific sequence of Actilon and its use in treating infection. Five of the issued United States patents, expiring between 2014 and 2018, relate to VaxImmune and have claims covering the use of certain oligonucleotides for treating cancer and combinations of oligonucleotides and antigens. We also have pending United States patent applications relating to VaxImmune which, if issued as patents, would expire between 2014 and 2023 and would include claims covering specific sequences and their use in treating infection. We also have patent applications relating to our asthma and allergy product candidates. These patent applications, assuming they issue as patents, would expire between 2014 and 2023. We also have nine other issued United States patents that relate to other potential TLR Therapeutics. We do not currently have any product candidates that rely on these nine patents.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued in the United States are effective for

•	the longer of 17 years from the issue date or 20 years from the earliest effective filing date, if the patent application was filed prior to June 8, 1995; and

•	20 years from the earliest effective filing date, if the patent application was filed on or after June 8, 1995.

In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is 20 years from the earliest effective filing date. Our patent estate, based on patents existing now and expected by us to issue based on pending applications, will expire on dates ranging from 2014 to 2024.

The actual protection afforded by a patent varies on a product by product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents (See “Risk Factors – Risks Related to Intellectual Property”).

We are currently involved in an interference proceeding surrounding issues of whether we, or a competitor, Dynavax, were first to make the inventions claimed in one of our patents. The Board of Patent Appeals and Interferences dismissed the interference on March 10, 2005, and judgment was entered against Dynavax. Dynavax has appealed the decision. If Dynavax prevails in the appeal, it may result in the loss of some of our issued claims that may be important to protecting our intellectual property rights to ProMune, Actilon, AVE7299, AVE0675 and VaxImmune. It may also result in the loss of our ability to obtain issuance of additional claims important to protecting one or more of the TLR Therapeutic product candidates.

We also are aware that Dynavax is attempting to provoke an interference at the PTO with another of our issued patents. Although Dynavax has not yet established to the PTO that they have the right to challenge our patent in an interference, Dynavax may be able to provoke the additional interference in the future. If Dynavax prevails in the interference that it is currently attempting to provoke, it could result in the loss of some of our pending or issued claims that may be important to protecting one or more potential TLR Therapeutic opportunities, although we do not believe that it would affect any of our existing product candidates. It also may result in the loss of our ability to obtain issuance of additional claims important to protecting one or more potential TLR Therapeutic opportunities. In addition, interference proceedings involve the expenditure of substantial resources.

Dynavax also has issued United States patent claims, as well as patent claims pending with the PTO, that, if held to be valid, could require us or one of our collaborative partners to obtain a license in order to commercialize one or more of our TLR Therapeutic product candidates in the United States, including the TLR Therapeutic product candidate for the treatment of asthma. We are seeking to have an interference proceeding declared by the PTO against that issued patent. If we are unsuccessful in having the interference declared, or if we are successful but do not prevail in the proceeding, we may not be able to obtain patent protection on the subject matter of the interference, which would have a material adverse impact on our business. Loss of this proceeding may also provide our collaborator, sanofi-aventis, with the right to terminate our collaboration. In addition, if the interference is not declared or if Dynavax prevails in the interference, it may seek to enforce its rights under issued claims, including, for example, by suing us for patent infringement. Consequently, we or sanofi-aventis may seek to obtain a license to issued and/or pending claims held by Dynavax by paying cash, granting royalties on sales of our products or offering rights to our own proprietary technologies. Such a license may not be available to us or sanofi-aventis on acceptable terms, if at all. If we or sanofi-aventis do not obtain a required license to this technology, sanofi-aventis may terminate our collaboration agreement with them.

We are attempting to have additional interferences declared for competitive patent applications and issued patents, including those of Dynavax, claiming subject matter that we believe we invented first. In addition to filing patent applications, we have directly notified the PTO that we are entitled to the claims covering the disputed subject matter. If we are unsuccessful in obtaining allowance of some of these claims or in having interferences declared, or if we are successful in having interferences declared but do not prevail in the interferences, it may result in the loss of some of our pending or issued claims that may be important to protecting one or more of the TLR Therapeutic product candidates. It may also result in the loss of our ability to obtain issuance of additional claims important to protecting one or more of the TLR Therapeutic product candidates. Our involvement in interference proceedings and seeking to provoke additional interferences is costly and will continue to be unless we come to agreement with the opposing parties in these proceedings.

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with some of our commercial partners and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Competition

Our major competitors are pharmaceutical and biotechnology companies, both in the United States and abroad, which are actively engaged in the discovery and development of products that could compete directly with our TLR Therapeutic product candidates in the fields of cancer, infectious diseases, and asthma and allergies. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that are likely to become available in the future.

Some competitors, including Dynavax, Hybridon, Intercell, and Cytos Biotechnology, are pursuing the development of novel drug therapies that are agonists, that target, among other things, TLR9. We are also aware of other companies that are conducting clinical trials in possible therapeutic applications for compounds that interact with TLR7, such as Anadys Pharmaceuticals.

There are hundreds of cancer products in the pipeline of numerous pharmaceutical and biotechnology companies, and it is likely that other competitors will emerge. Products which treat lung cancer are currently marketed or in development by Genentech, Bristol-Myers Squibb, sanofi-aventis, AstraZeneca, Hoffman-LaRoche and OSI Pharmaceuticals.

In infectious disease products or products under development, specifically for the treatment of HCV, competitors include Hoffman-LaRoche, Schering-Plough, Anadys, Idenix, Human Genome Sciences and Vertex Pharmaceuticals.

In asthma and allergy, competitors include sanofi-aventis, GSK, AstraZeneca and Dynavax.

In vaccine adjuvants, potential competitors include Corixa, Antigenics and Hybridon.

Many of the entities developing and marketing potentially competing products may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing than we do. These entities also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our ability to compete effectively will depend on our ability to identify and develop viable product candidates and to exploit these products and compounds commercially before others are able to develop competitive products. In addition, our ability to compete may be affected because in some cases insurers and other third-party payors seek to encourage the use of generic products. This may have the effect of making branded products less attractive, from a cost perspective, to buyers.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, marketing and export and import of pharmaceutical products such as those we are developing. We are not responsible for regulatory matters with respect to the product candidates that we have licensed to others.

United States Government Regulation

In the United States, the information that must be submitted to the FDA in order to obtain approval to market a new drug will vary depending on whether the drug is a new product whose safety and effectiveness has not previously been demonstrated in humans or a drug whose active ingredient(s) and certain other properties are the same as those of a previously approved drug. A new drug will follow the NDA route for approval, a new biologic will follow the Biologics License Application, or BLA, route for approval, and a drug that claims to be the same as an already approved drug may be able to follow the ANDA route for approval.

NDA and BLA Approval Process

In the United States, the FDA regulates drugs and biologics under the Federal Food, Drug, and Cosmetic Act, and, in the case of biologics, also under the Public Health Service Act, and implementing regulations. If we fail to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

The steps required before a drug or biologic may be marketed in the United States include:

•	completion of preclinical laboratory tests, animal studies and formulation studies under FDA’s good laboratory practices regulations;

•	submission to the FDA of an Investigational New Drug application, or IND, for human clinical testing, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each indication;

•	submission to the FDA of a New Drug Application, or NDA, or BLA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP; and

•	FDA review and approval of the NDA or BLA.

Preclinical tests include laboratory evaluations of product chemistry, toxicity, and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. The IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each clinical protocol must be submitted to the FDA as part of the IND.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent institutional review board at each site where the trial will be conducted before it can begin at that site. Phase I clinical trials usually involve the initial introduction of the investigational drug into humans to evaluate the product’s safety, dosage tolerance and pharmacodynamics and, if possible, to gain an early indication of its effectiveness.

Phase II clinical trials usually involve controlled trials in a limited patient population to:

•	evaluate dosage tolerance and appropriate dosage;

•	identify possible adverse effects and safety risks; and

•	evaluate preliminarily the efficacy of the drug for specific indications.

Phase III clinical trials usually further evaluate clinical efficacy and test further for safety in an expanded patient population. Phase I, Phase II and Phase III testing may not be completed successfully within any specified period, if at all. Furthermore, the FDA or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the chemistry, manufacture and control criteria of the product, are submitted to the FDA in the form of an NDA or BLA requesting approval to market the product for one or more indications. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use. The FDA reviews a BLA to determine, among other things, whether the product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. In connection with the submission of an NDA, an applicant may seek a special protocol assessment, which is an agreement between an applicant and the FDA on the design and size of clinical trials that is intended to form the basis of an NDA.

Before approving an application, the FDA will inspect the facility or the facilities at which the product is manufactured. The FDA will not approve the product unless cGMP compliance is satisfactory. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval.

Priority Review

The FDA has established priority and standard review classifications for original NDAs and efficacy supplements. Priority review applies to the time frame for FDA review of completed marketing applications and is separate from and independent of orphan drug status and the FDA’s fast track and accelerated approval mechanisms. The classification system, which does not preclude the FDA from doing work on other projects, provides a way of prioritizing NDAs upon receipt and throughout the FDA application review process.

Priority designation applies to new drugs that have the potential for providing significant improvement compared to marketed products in the treatment or prevention of a disease. Hence, even if an NDA is initially classified as a priority application, this status can change during the FDA review process, such as in the situation where another product is approved for the same disease for which previously there was no available therapy.

Post-Approval Requirements

After regulatory approval of a product is obtained, we are required to comply with a number of post-approval requirements. For example, as a condition of approval of an NDA or BLA, the FDA may require post-marketing testing and surveillance to monitor the product’s safety or efficacy.

In addition, holders of an approved NDA or BLA are required to report certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes certain procedural, substantive and recordkeeping requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

We and our collaborators use, and will continue to use in at least the near term, third-party manufacturers to produce our products in clinical and commercial quantities. Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA or BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, we may submit marketing authorizations either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

Reimbursement

Sales of biopharmaceutical products depend in significant part on the availability of third-party reimbursement. Each third-party payor may have its own policy regarding what products it will cover, the conditions under which it will cover such products, and how much it will pay for such products. It is time consuming and expensive for us to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

The passage of the Medicare Prescription Drug and Modernization Act of 2003, or the MMA, imposes new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, which may affect the marketing of our products. The MMA also introduced a new reimbursement methodology, part of which went into effect in 2004. At this point, it is not clear what effect the MMA will have on the prices paid for currently approved drugs and the pricing options for new drugs approved after January 1, 2006. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.

We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Manufacturing

Our current product candidates are manufactured in a simple synthetic process from readily available starting materials. We expect to continue to develop drug candidates that can be produced cost-effectively at contract manufacturing facilities.

We are able to manufacture the quantities of our product candidates necessary for relatively short preclinical toxicology studies ourselves. We believe that this allows us to accelerate the drug development process by not having to rely on a third party for all of our manufacturing needs. However, we do rely and expect to continue to rely on a number of contract manufacturers to produce enough of our product candidates for use in more lengthy preclinical research. We also depend on these contract manufacturers to manufacture our product candidates in accordance with current good manufacturing practices, or cGMP, for use in clinical trials. We will ultimately depend on contract manufacturers for the manufacture of our products for commercial sale, as well as for process development. Contract manufacturers are subject to extensive governmental regulation. We have multiple potential sources for the manufacturing of ProMune.

Property and Facilities

Our principal administrative facilities are located in Wellesley, Massachusetts, USA with additional facilities in Langenfeld, Germany and Ottawa (Kanata), Ontario, Canada. We currently lease:

•	18,500 square feet of office space in Wellesley, Massachusetts, USA under a lease expiring December 2008 and with annual lease payments of $629,750;

•	9,000 square feet of office and laboratory space in Langenfeld, Germany under a lease expiring in September 2010 and with annual lease payments of €150,369;

•	4,000 square feet of office space in Langenfeld, Germany under a lease expiring in March 2006 and with annual lease payments of €50,593;

•	27,000 square feet of office and laboratory space in Ottawa (Kanata), Ontario, Canada under a lease expiring in the year 2012 and with annual lease payments of C$346,974.

Employees

As of December 31, 2004, we had 128 full-time employees, 33 of whom are Ph.D.s, M.D.s or both, and 3 part-time employees. Our management believes that relations with our employees are good. None of our employees is represented under a collective bargaining agreement.

Insurance

We have liability insurance for our clinical trials. We currently intend to expand our insurance coverage to include the sale of additional commercial products if marketing approval is obtained for any of our drug candidates. Insurance coverage is becoming increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against product liabilities.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers, directors and key employees as of July 8, 2005:

Name	Age	Position
Robert L. Bratzler, Ph.D.	59	President and Chief Executive Officer; Director
Arthur M. Krieg, M.D.	47	Senior Vice President, Research and Development, Chief Scientific Officer
Charles H. Abdalian, Jr.	55	Senior Vice President, Finance and Chief Financial Officer
Steven B. Bernitz	40	Senior Vice President, Business Development
Heather L. Davis, Ph.D.	51	Vice President and Managing Director, Coley Ltd.
Christian Schetter, Ph.D.	41	Vice President and Managing Director, Coley GmbH
Charles E. Yon, Esq.	55	Vice President, Secretary and General Counsel
Kenneth M. Bate(3)	54	Director
Gert Caspritz, Ph.D.(1)(2)	55	Director
Anthony B. Evnin, Ph.D.(2)(3)	64	Director
Robert J. Hugin(3)	50	Director
Manfred E. Karobath, M.D.(1)	64	Director
Patrick Langlois, Ph.D.(1)(3)	59	Director
James E. Thomas(1)(2)	44	Director

(1)	Member of our Compensation Committee.
(2)	Member of our Nominating and Governance Committee.
(3)	Member of our Audit Committee.

The following is a brief summary of the background of each of our executive officers, key employees and directors.

Robert L. Bratzler, Ph.D. Dr. Bratzler has been our President, Chief Executive Officer and a director since June 1998. A co-founder of Sepracor Inc., a research-based pharmaceutical company, in 1984, Dr. Bratzler also co-founded and helped build and finance several Sepracor group companies, including ChiRex, a pharmaceutical outsourcing company, where Dr. Bratzler served as President and Chief Executive Officer from 1996 to 1997. A former faculty member in the department of chemical engineering at Princeton University, Dr. Bratzler received his B.S. degree from the University of Michigan and his Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

Arthur M. Krieg, M.D. Dr. Krieg is our scientific co-founder and has been our Senior Vice President, Research and Development since April 2001 and Chief Scientific Officer since May 1997. Dr. Krieg served as Staff Fellow at the National Institute of Arthritis, Musculoskeletal and Skin Diseases at the National Institute of Health after his internship and residency in internal medicine at the University of Minnesota. Dr. Krieg has been a Professor of Medicine in the University of Iowa’s Department of Internal Medicine since April 1999. Currently on a leave of absence, Dr. Krieg’s professorship, which is subject to renewal, expires in June 2005. Dr. Krieg received his B.S. in biology from Haverford College and his M.D. from Washington University in St. Louis, Missouri.

Charles H. Abdalian, Jr. Mr. Abdalian has been our Senior Vice President, Finance and Chief Financial Officer since March 2004. Mr. Abdalian worked as an independent industry consultant for Bolton Management

Consulting from December 2002 to March 2004. Mr. Abdalian served as President and Chief Executive Officer of Pelias Technologies, Inc., an early stage private biotechnology company specializing in drug-delivery technologies from October 2001 to December 2002, and as Chief Operating and Financial Officer from August 2001 to October 2001. He served as Chief Financial Officer at Emisphere Technologies, a publicly traded biotechnology company focused on advanced drug-delivery technologies from March 1999 to July 2001. Previously, Mr. Abdalian served in various senior financial positions with publicly traded companies and was employed by Coopers & Lybrand (a predecessor firm of PricewaterhouseCoopers) for 17 years, seven as a Partner. Mr. Abdalian received his B.S. degree from Norwich University and his MBA degree from the Wharton School of the University of Pennsylvania.

Steven B. Bernitz. Mr. Bernitz has been our Senior Vice President, Business Development since May 2003. Prior to that, he worked with us as a business development consultant. From 1999 through 2002, Mr. Bernitz was an executive with Organogenesis Inc. He joined that company as head of business development, founded and led a biosurgical implant business unit, and eventually became President and Chief Executive Officer. Prior to Organogenesis, Mr. Bernitz served in senior business development, alliance management and product development positions with Dyax Corp., a biotechnology company, and with Merck & Co. Earlier in his career, Mr. Bernitz was a consultant with McKinsey & Company and Monitor Company. Mr. Bernitz received his B.S. degree from Tufts University and an MBA from the J.L. Kellogg Graduate School of Management at Northwestern University.

Heather L. Davis, Ph.D. Dr. Davis is our scientific co-founder and has worked with Dr. Krieg since 1995. She has been our Vice President and Managing Director, Coley Ltd. since 2001. From 1992 to June 2001, Dr. Davis was a professor at the University of Ottawa prior to which she was an assistant professor at McGill University in Montreal, Quebec. Dr. Davis received her Ph.D. in Anatomy from the University of Western Ontario in London, Ontario and did postdoctoral work in molecular biology and DNA vaccine development at the Pasteur Institute, Paris, France.

Christian Schetter, Ph.D. Dr. Schetter joined Coley in May 1998 from the Max Planck Institute for Biochemistry in Martinsried, Germany. As Vice President and Managing Director of Coley GmbH, he is responsible for the planning and organization of all research and development activities in Europe. Dr. Schetter received his undergraduate degree from the University of Cologne and his Ph.D. degree in Molecular Biology and Virology from the Institute of Genetics at the University of Cologne, and did postdoctoral work in oncology and retrovirology at the Scripps Research Institute in La Jolla, California.

Charles E. Yon, Esq. Mr. Yon has been our Vice President, Secretary and General Counsel since 2001. From 2000 to 2001, Mr. Yon was Associate General Counsel at Polaroid Corp. From 1997 to 1999, Mr. Yon was a partner at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Prior to joining Mintz, Mr. Yon served as Vice President and General Counsel for Astra Pharmaceutical Products from 1989 to 1997. Mr. Yon received his B.A. degree from Harvard College and his J.D. from Georgetown University.

Kenneth M. Bate. Mr. Bate has served as a director since April 2005. From 2002 to January 2005, Mr. Bate held the posts of Executive Vice President, Head of Commercial Operations and Chief Financial Officer at Millennium Pharmaceuticals, Inc. where he managed commercial operations with responsibility for the company’s two marketed products and was responsible for all financial activities including government affairs, corporate communications and investor relations. From 1998 to 2002 he held positions at JSB Partners and MPM Capital, firms that provided banking and advisory services to biopharmaceutical companies. Mr. Bate’s experience in biotechnology also includes six years in the positions of Vice President and Chief Financial Officer and Vice President, Marketing and Sales, at Biogen Idec Inc. Mr. Bate is a member of the Board of Directors of Cubist Pharmaceuticals, Inc. Mr. Bate received his B.A. degree in chemistry from Williams College, and earned his MBA from the Wharton School of the University of Pennsylvania.

Gert Caspritz, Ph.D. Dr. Caspritz has served as a director since October 1999. Dr. Caspritz is currently a General Partner at TVM Management Corporation, an international biotechnology venture capital firm based in Germany. Prior to joining TVM in June 1999, he was employed by Hoechst Marion Roussel (now sanofi-aventis), a pharmaceutical company, for over 15 years, most recently as Vice President of New Technologies Licensing. Dr. Caspritz serves on the board of directors of a number of privately held companies. Dr. Caspritz received his undergraduate degree in biology and his Ph.D. in biology from the University of Mainz, Germany.

Anthony B. Evnin, Ph.D. Dr. Evnin has served as a director since August 2003. Dr. Evnin has been a Managing General Partner of Venrock Associates, a venture capital firm, since 1980. Dr. Evnin presently serves on the boards of directors of Memory Pharmaceuticals Corp., Icagen, Inc., Renovis, Inc. and several private companies. He led Venrock’s investment in Athena Neurosciences, Centocor, Genetics Institute, IDEC Pharmaceuticals, IDEXX Laboratories and Sepracor. Dr. Evnin received his A.B. degree from Princeton University and received his Ph.D. in chemistry from the Massachusetts Institute of Technology.

Robert J. Hugin. Mr. Hugin has been Senior Vice President and Chief Financial Officer of Celgene Corporation, a biopharmaceutical company focused on the discovery, development and commercialization of innovative therapies for unmet medical needs in cancer and immune-inflammatory disease, since June 1999, and has been a Director of Celgene since December 2001. At Celgene, Mr. Hugin is responsible for the firm’s financial, technology and administrative activities. Mr. Hugin also serves as a Director of The Medicines Company and of Family Promise, a national non-profit network assisting homeless families. Prior to joining Celgene, Mr. Hugin was a Managing Director with J.P. Morgan & Co. Inc. Mr. Hugin received an AB degree from Princeton University in 1976 and an MBA from the University of Virginia in 1985 and served as a United States Marine Corps infantry officer during the intervening period.

Manfred E. Karobath, M.D. Dr. Karobath has served as a director since December 1999. Dr. Karobath served as President of research and development and Executive Vice President of Rhône-Poulenc Rorer (now sanofi-aventis), a pharmaceutical company, from 1992 to 1999. Prior to that, Dr. Karobath served as Senior Vice President and Head of Research and Development, Switzerland for Sandoz Pharmaceuticals (now Novartis) in Basel, Switzerland. Dr. Karobath currently serves as a director on the boards of Qiagen N.V. and a number of privately held companies. He became a professor of biological psychiatry in 1979 at the University of Vienna Medical School, from which he holds his M.D. degree.

Patrick Langlois, Ph.D. Dr. Langlois has been a Partner with PJL Conseils, a consulting firm, since February 2005. He served as Executive Vice President and Chief Financial Officer of Aventis S.A. from December 1999 to February 2005 and as Vice Chairman of Aventis’ Management Board from 2002 to 2004. At Aventis, Dr. Langlois was responsible for finance and corporate development functions as well as three global businesses: chemicals, protein therapeutics, and animal health. Prior to joining Aventis, Dr. Langlois was employed by the Rhône-Poulenc Group from 1975 to 1999, most recently as Chief Financial Officer and Member of the Executive Committee. Dr. Langlois received a License degree from the University of Rennes in 1967 and a Ph.D. degree from the University of Rennes in 1968 and was awarded a Diploma in Higher Banking Studies in 1974.

James E. Thomas. Mr. Thomas has served as a director since September 2003. He has been a managing partner of Thomas, McNerney & Partners, L.L.C., a venture capital firm based in Stamford, Connecticut since 2001. Prior to co-founding Thomas, McNerney & Partners, Mr. Thomas was employed by E.M. Warburg, Pincus & Co., L.L.C.’s health care technology private equity practice from 1989 to 2000, most recently as a managing director. Mr. Thomas is currently a board member of Wright Medical Group Inc. and a number of privately held companies. Mr. Thomas received his B.A. degree from the Wharton School of the University of Pennsylvania and also holds an advanced degree in economics from the London School of Economics.

Board Composition

Our restated certificate of incorporation and restated bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Eight directors are currently authorized. In accordance with our restated certificate of incorporation, immediately upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders following the offering, the successors to the directors whose terms then expire will be elected to serve until the third annual meeting following the election. At the closing of this offering, our directors will be divided among the three classes as follows:

•	The Class I directors will be Dr. Bratzler and Dr. Caspritz, and their terms will expire at the annual meeting of stockholders to be held in 2006;

•	The Class II directors will be Mr. Thomas, Dr. Evnin and Dr. Langlois, and their terms will expire at the annual meeting of stockholders to be held in 2007; and

•	The Class III directors will be Mr. Bate, Mr. Hugin and Dr. Karobath, and their terms will expire at the annual meeting of stockholders to be held in 2008.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below.

Audit Committee. Our audit committee is composed of Mr. Hugin, Mr. Bate, Dr. Evnin and Dr. Langlois and is authorized to:

•	approve and retain the independent auditors to conduct the annual audit of our books and records;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditor’s audit and non-audit services rendered;

•	approve the audit fees to be paid;

•	review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	establish procedures for complaints received by us regarding accounting matters;

•	oversee internal audit functions; and

•	prepare the report of the audit committee that SEC rules require to be included in our annual meeting proxy statement.

We believe that each member of the audit committee satisfies the requirements for membership established by the Nasdaq National Market and the Securities and Exchange Commission. Mr. Hugin is our audit committee financial expert as currently defined under SEC rules.

Compensation Committee. Our compensation committee is composed of Dr. Caspritz, Dr. Karobath, Dr. Langlois and Mr. Thomas and is authorized to:

•	review and recommend the compensation arrangements for management, including the compensation for our president and chief executive officer;

•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

•	administer our stock incentive plans; and

•	prepare the report of the compensation committee that SEC rules require to be included in our annual meeting proxy statement.

We believe that each member of the compensation committee satisfies the requirements for membership established by the Nasdaq National Market.

Nominating and Governance Committee. Our nominating and governance committee is composed of Dr. Evnin, Dr. Caspritz and Mr. Thomas and is authorized to:

•	identify and nominate members of the board of directors;

•	develop and recommend to the board of directors a set of corporate governance principles applicable to our company; and

•	oversee the evaluation of the board of directors and management.

We believe that each member of the nominating and governance committee satisfies the requirements for membership established by the Nasdaq National Market.

Compensation of Directors

Dr. Karobath, Dr. Langlois, Mr. Hugin and Mr. Bate, our non-employee directors who are not affiliated with venture capital funds that are stockholders, currently receive $2,500 for each board meeting attended and $1,000 for each teleconference attended as compensation from us for their services as members of our board of directors. Effective June 9, 2005, our board of directors approved a policy in which each director who is not an employee of the Company or an affiliate, will automatically receive an option to purchase 100,000 shares of our common stock upon his or her appointment to our board of directors under our then applicable stockholder-approved stock plan. These options shall vest as to 25% of such grant on the first anniversary of the grant date and as to an additional 2.08333% of such grant on the last day of each month thereafter, subject to the non-employee director’s continued service as a director. However, in the event of termination of service of a non-employee director other than for cause prior to the first anniversary of the date of grant, such option shall become vested as to 2.08333% of such grant for each month of service as a director through the last day of the month prior to his or her termination of service. In addition, at the first meeting of the board of directors following each annual stockholders meeting, each non-employee director will automatically receive an option to purchase 25,000 shares of our common stock. These options shall vest in full on the first anniversary of the date of grant of the option, subject to the non-employee director’s continued service as a director. However, in the event of termination of service of a non-employee director other than for cause prior to the first anniversary of the date of grant, such option shall become vested as to 2.08333% of such grant for each month of service as a director through the last day of the month prior to his or her termination of service. Each non-employee director stock option will terminate on the earlier of 10 years from the date of grant and three months after the recipient ceases to serve as a director, except in the case of death or disability, in which event the option will terminate one year from the date of the director’s death or disability. The exercise price of all of these options will equal the fair market value of our common stock on the date of grant.

In addition, each non-employee director shall receive cash compensation of $2,500 for each board meeting attended and $1,000 for each teleconference attended. We also reimburse each member of our board of directors who is not a company employee for reasonable travel and other expenses in connection with attending meetings of the board of directors.

Our board of directors has granted to certain of our non-employee directors options to purchase an aggregate of 320,000 shares of our common stock under our 1997 Employee, Director and Consultant Stock Option Plan. Dr. Caspritz has been granted options to purchase an aggregate of 47,500 shares of our common stock. Dr. Karobath has been granted options to purchase an aggregate of 172,500 shares of our common stock. Mr. Bate has been granted options to purchase an aggregate of 100,000 shares of our common stock. All of these options have a term of ten years and are exercisable at prices ranging from $0.25 per share to $4.00 per share. All of these options are immediately exercisable for shares of restricted stock which are subject to a repurchase right by the Company that lapses, with respect to some of these options, as to 25% of the shares on the one year anniversary of the date of grant and as to the balance of such shares in substantially equal monthly installments over the next 36 months. Neither Mr. Evnin, Mr. Thomas, Dr. Langlois nor Mr. Hugin has been granted any options to purchase stock.

We have entered into change of control agreements with our non-employee directors, Dr. Karobath, Dr. Caspritz, Dr. Langlois, Mr. Hugin and Mr. Bate. Under these agreements, we agreed to accelerate the vesting of any stock options or any shares subject to any right of repurchase by us or restrictions on transfer, held by such directors, if such directors are terminated in connection with a change of control of our company. For purposes of each of these agreements, a change of control occurs if a person or entity acquires control of 50% or more of our capital stock, if we merge or combine with another entity and we are not the surviving corporation or 50% or more of our capital stock is then held by persons other than us of our affiliates, or if we sell all or substantially all of our assets or business.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has at any time been an employee of ours. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

The following summary compensation table sets forth summary information as to compensation received by our Chief Executive Officer and our three other most highly compensated executive officers who were employed by us as of December 31, 2004 and earned more than $100,000 in salary and bonus for the year ended December 31, 2004.

Summary Compensation Table

						Long-Term Compensation Awards
Name and Principal Position	Year	Salary		Bonus	Other Annual Compensation	Securities Underlying Options (#)		All Other Compensation
Robert L. Bratzler, Ph.D.	2004	$341,250		—	—	234,974	(3)	$4,634	(7)
Arthur M. Krieg, M.D.	2004	254,299		—	—	164,220	(4)	4,820	(8)
Charles H. Abdalian, Jr.	2004	208,333	(2)	—	—	379,688	(5)	3,500	(9)
John K. Whishant, M.D.(1)	2004	296,010		—	—	118,404	(6)	4,990	(10)

(1)	Dr. Whisnant resigned effective July 8, 2005.
(2)	Represents only a partial year of employment. Mr. Abdalian was first employed by us on March 1, 2004.
(3)	Includes 170,624 options granted in January 2005, which vested immediately upon grant and are not subject to a right of repurchase. The remainder of these options were exercisable as of the date of grant. However, the shares purchasable upon exercise of those remaining options are subject to our right of repurchase that, subject to continued employment on the applicable dates, lapses with respect to 25% of the shares on the first anniversary of the date of grant and thereafter in thirty-six monthly installments.
(4)	Includes 101,720 options granted in January 2005, which vested immediately upon grant and are not subject to a right of repurchase. The remainder of these options were exercisable as of the date of grant. However, the shares purchasable upon exercise of those remaining options are subject to our right of repurchase that, subject to continued employment on the applicable dates, lapses with respect to 25% of the shares on the first anniversary of the date of grant and thereafter in thirty-six monthly installments.
(5)	Includes 100,000 options granted in January 2005, which vested immediately upon grant and are not subject to a right of repurchase. The remainder of these options were exercisable as of the date of grant. However, the shares purchasable upon exercise of those remaining options are subject to our right of repurchase that, subject to continued employment on the applicable dates, lapses with respect to 25% of the shares on the first anniversary of the date of grant and thereafter in thirty-six monthly installments.
(6)	Consists of 118,404 options granted in January 2005, which vested immediately upon grant and are not subject to a right of repurchase.
(7)	Includes $4,000 for 401(k) matching contributions and $634 for life insurance premiums.
(8)	Includes $3,830 for 401(k) matching contributions and $990 for life insurance premiums.
(9)	Includes $2,510 for 401(k) matching contributions and $990 for life insurance premiums.
(10)	Includes $4,000 for 401(k) matching contributions and $990 for life insurance premiums.

Option Grants in Last Fiscal Year

The following table shows information regarding stock options granted to the executive officers named in the summary compensation table above during our fiscal year ended December 31, 2004. Options were granted with an exercise price per share equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. The potential realizable value is based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term of the option. These numbers are calculated based on SEC requirements and do not reflect projections or estimates of future stock price growth. Potential realizable values are computed by:

•	multiplying the number of shares of common stock underlying each option by $ per share, the assumed initial public offering price per share;

•	assuming that the total stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option; and

•	subtracting from that result the total option exercise price.

Actual gains, if any, on stock option exercises will be dependent on the future performance of the common stock. The percentage of total options granted is based on an aggregate of 1,459,078 options granted by us during the fiscal year ended December 31, 2004, to our employees, including the executive officers listed in the table below.

		Individual Grants			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (#)
Name	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	5%	10%
Robert L. Bratzler, Ph.D.	64,350	4.4%	$0.25	11/22/2014
Arthur M. Krieg, M.D.	62,500	4.3	0.25	11/22/2014
Charles H. Abdalian, Jr.	240,000 39,688	19.2	0.25 0.25	3/4/2014 11/22/2014
John K. Whisnant, M.D.(2)	—

(1)	The options that we granted to our executive officers, including Drs. Bratzler, Krieg and Whisnant and Mr. Abdalian, were exercisable as of the date of grant. However, the shares purchasable upon exercise of these options are subject to our right of repurchase that, subject to continued employment on the applicable dates, lapses with respect to 25% of the shares on the first anniversary of the date of grant and thereafter in thirty-six monthly installments.
(2)	Dr. Whisnant resigned effective July 8, 2005.

Aggregated Option Exercises in 2004 and Year-End Option Values

The following table sets forth certain information with respect to option exercises in the year ended December 31, 2004 and the total value of options held by each executive officer named in the summary compensation table above as of December 31, 2004. Because there was no public trading market for the common stock as of December 31, 2004, the value realized upon the exercise of options and the value of the unexercised in-the-money options at year-end have been calculated using an assumed initial public offering price of $         per share minus the applicable per share exercise price.

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End			Value of Unexercised In-the-Money Options at Fiscal Year-End
Name			Exercisable		Unexercisable	Exercisable	Unexercisable
Robert L. Bratzler, Ph.D.	—	—	2,224,350	(1)	—
Arthur M. Krieg, M.D.	—	—	912,500	(1)	—
Charles H. Abdalian, Jr.	—	—	279,688	(1)	—
John K. Whisnant, M.D.(2)	—	—	925,000	(1)	—

(1)	The options that we granted to our executive officers, including Drs. Bratzler, Krieg and Whisnant and Mr. Abdalian, were exercisable as of the date of grant. However, the shares purchasable upon exercise of these options are subject to our right of repurchase that, subject to continued employment on the applicable dates, lapses with respect to 25% of the shares on the first anniversary of the date of grant and thereafter in thirty-six monthly installments. As of December 31, 2004, our right of repurchase had lapsed with respect to 1,290,291 of the shares underlying the options held by Dr. Bratzler, 279,373 of the shares underlying the options held by Dr. Krieg and 319,269 of the shares held by Dr. Whisnant. Our right of repurchase has not lapsed with respect to any of the shares underlying the options held by Mr. Abdalian.
(2)	Dr. Whisnant resigned effective July 8, 2005.

Employee Benefit Plans

1997 Employee, Director and Consultant Stock Option Plan

Our 1997 Employee, Director and Consultant Stock Option Plan, or the 1997 Plan, authorizes the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options for the purchase of an aggregate of 16,239,375 shares of common stock, subject to adjustment for stock splits and similar capital changes. Employees, directors and consultants are eligible to receive grants under the 1997 Plan. Generally, options granted under the 1997 Plan are immediately exercisable for restricted stock which is subject to a repurchase right by us that lapses as to 25% of the shares on the first anniversary of the date of grant, and as to the balance of the shares in substantially equal monthly installments over the next 36 months following the first anniversary of the grant date. All options generally terminate on the tenth anniversary of the date of grant. As of March 31, 2005, we had options outstanding to purchase 14,230,476 shares of common stock under the 1997 Plan, leaving 201,208 shares available for issuance for future grants under the plan. After completion of this offering, the 1997 Plan will terminate and we will grant no further stock options under the 1997 Plan. All outstanding stock options granted under the 1997 Plan as of the date of termination will remain outstanding and subject to their terms and the terms of the 1997 Plan.

2005 Stock Plan

Our 2005 Stock Plan was adopted by the compensation committee of our board of directors on June 30, 2005 and approved by our stockholders on                     , 2005 and will become effective upon completion of this offering. Our 2005 Stock Plan provides for the grant of incentive stock options, nonqualified stock options, restricted and unrestricted stock awards and other stock-based awards. Upon effectiveness, (i) 11,000,000 shares of our common stock, plus (ii) the number of shares of common stock, if any, that are presently subject to awards under our 1997 Plan but which become unissued upon the cancellation, surrender or termination of such award for any reason whatsoever, will be reserved for issuance under our 2005 Stock Plan. Notwithstanding the foregoing, a maximum of 11,711,523 shares, subject to adjustment for stock splits and similar capital changes, may be issued as awards pursuant to our 2005 Stock Plan.

In accordance with the terms of our 2005 Stock Plan, our board of directors has authorized our compensation committee to administer our 2005 Stock Plan. In accordance with the provisions of our 2005 Stock Plan, our board of directors or compensation committee will determine the terms of options and other awards, including:

•	the determination of which employees, directors and consultants will be granted options and other awards;

•	the number of shares subject to options and other awards;

•	the exercise price of each option, which may not be less than fair market value on the date of grant;

•	the schedule upon which options become exercisable;

•	the termination or cancellation provisions applicable to options;

•	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and

•	all other terms and conditions upon which each award may be granted in accordance with our 2005 Stock Plan.

Upon a merger or other reorganization event, our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to our 2005 Stock Plan, as to outstanding awards:

•	provide that all options shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options will become exercisable in full and will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•

in the event of a merger pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price multiplied by the number of shares of our common stock subject to such outstanding options (at prices not in excess of the merger price), and the aggregate exercise price of all such outstanding options (all options being made fully vested and immediately exercisable prior to their termination), in exchange for the termination of the options; and

•	provide that outstanding awards shall be assumed or substituted by the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event.

In addition, in the event of a change in control other than a merger or other reorganization event, options will become immediately exercisable in full.

Our 2005 Stock Plan provides similar provisions for restricted stock and allows the Board to make appropriate adjustments upon a merger or other reorganization for other stock-based awards.

401(k) Plan

We have a 401(k) defined contribution retirement plan covering substantially all full-time employees. Our 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees and by us to our 401(k) plan and income earned on plan contributions are not taxable to employees until withdrawn or distributed from the plan, and so that contributions, including employee salary deferral contributions, will be deductible by us when made.

Equity-based Compensation to Executive Officers

All of our executive officers named in the summary compensation table above receive equity-based compensation awards under our employee benefit plans as part of their compensation. The equity compensation granted to Dr. Bratzler, our Chief Executive Officer, and to our other executive officers, is determined by the Compensation Committee of our Board. Equity-based compensation awards granted by the Compensation Committee take into account each executive officer’s scope of responsibility and specific assignments, strategic and operational goals applicable to the executive officer, anticipated actual performance levels and contributions of the officer towards reaching those performance levels, and competitive market data for similar positions at biotechnology companies of similar size and stage of development.

With respect to each executive officer other than the Chief Executive Officer, the Compensation Committee meets annually with the Chief Executive Officer to review the officers’ performance over the prior year, based upon achievement of strategic and operational performance goals applicable to the responsibilities of the particular officer. For example, review of the performance of the Chief Scientific Officer and Senior Vice President, Drug Development would include our progress made with respect to the clinical and pre-clinical development of our various product candidates; and review of the performance of the Chief Financial Officer would include efficiencies achieved in financial operations and use and management of corporate funds. With respect to the Chief Executive Officer, the Compensation Committee meets annually to review his performance over the preceding year, based upon achievement of strategic and operational performance goals applicable to the entire company, including progress in clinical and pre-clinical development of product candidates, business development objectives including collaborations and licensing agreements, and financial objectives. In addition, grants to either the Chief Executive Officer or the other executive officers may be made periodically throughout the year by the Compensation Committee in the event of achievement of other corporate goals and objectives, based on criteria determined by the Compensation Committee as circumstances warrant.

Employment Agreements and Change of Control Arrangements

We have entered into an employment agreement with Dr. Bratzler. Our employment agreement with Dr. Bratzler dated May 6, 1998 provided for his employment as our President and Chief Executive Officer beginning June 1, 1998 until May 31, 2000. The agreement automatically renews for successive one-year terms thereafter, unless terminated by either party. The agreement provided for an annual base salary of $240,000, subject to subsequent adjustment at the discretion of the Board, plus yearly performance-based bonuses to be granted in an amount in the board of directors’ discretion. Pursuant to the agreement, we granted Dr. Bratzler an option to purchase 311,000 shares of our common stock at $0.41340 per share. In November 2000, we amended Dr. Bratzler’s agreement to provide that in the event Dr. Bratzler is terminated without cause or terminates his employment for good reason within 12 months after a change of control of Coley, we must pay him severance benefits, including: (1) an amount equal to his then current annual base salary, payable in a lump sum within 30 days of termination; (2) any accrued but unpaid annual incentive bonus, payable in a lump sum within 30 days of termination; and (3) continued health care benefits for Dr. Bratzler and his dependents for a period of one year. Under the agreement, good reason is defined to include the assignment to Dr. Bratzler of any duties materially inconsistent with his position, authority, duties or responsibilities or any other action that results in a diminution in his position, authority, duties or responsibilities, a reduction in his annual base salary or the requirement that he relocate his principal place of employment to a location more than 50 miles from the location where he was performing such services immediately before the change in control. In addition, upon such termination, we agreed to accelerate the vesting of any stock options or any shares subject to any right of repurchase by us or restrictions on transfer, held by Dr. Bratzler. For purposes of this agreement, a change of control includes an acquisition by a person or entity who then controls of 50% or more of our capital stock, a merger or combination with another entity in which we are not the surviving corporation or in which 50% or more of our capital stock is then held by persons other than us or our affiliates, a merger, combination or divestiture of a substantial part of our business in which Dr. Bratzler’s role is not substantially the same, or a sale of all or substantially all of our assets or business. Dr. Bratzler’s employment agreement also includes a one-year non-competition provision and a one-year non-solicitation provision which may be enforced by us only if we make the severance payments pursuant to the terms of the agreement.

In addition, all of our current employees have entered into agreements with us which contain restrictions and covenants. These provisions include covenants relating to the protection of our confidential information, the assignment of inventions and restrictions on soliciting our clients, employees or independent contractors. None of our other employees are employed for a specified term, and each employee’s employment with us is subject to termination at any time by either party for any reason, with or without cause.

We have entered into change of control agreements with several of our executive officers, including Dr. Krieg. The above agreements were amended on June 21, 2002. We entered into a change of control agreement with Mr. Abdalian on March 1, 2004. Upon a change of control or in the event of the termination of the executive’s employment for good reason, we must pay the executive, no later than thirty days of termination, an amount equal to one-twelfth of the executive’s annual base salary for two years, plus an amount equal to one-twelfth of the executive’s maximum annual incentive bonus, if any, that would be payable to the executive for two years if the termination had not occurred. In addition, for two years following the executive’s termination, the executive is entitled to participate in our medical, dental and life insurance plans.

Under all of these agreements, in the event the executive is terminated without cause or the executive terminates his or her employment for good reason within twelve months after a change of control, we agreed to accelerate the vesting of any stock options or any shares subject to any right of repurchase by us or restrictions on transfer, held by such executive and to pay two years’ salary, bonus, and medical and dental benefits. Each of these agreements permits us to enforce our confidentiality and non-competition agreement with such executive only if we make a severance payment pursuant to the terms of the agreement.

We have entered into change of control agreements with certain of our directors, including Dr. Caspritz and Dr. Karobath and intend to enter into a change of control agreement with Dr. Langlois, Mr. Hugin and Mr. Bate. Under these agreements, in the event the director is terminated in the event of a change of control, we agreed to accelerate the vesting of any stock options or any shares subject to any right of repurchase by us or restrictions on transfer. Each of these agreements permits us to enforce our confidentiality and non-competition agreement with such director.

For purposes of each of these agreements, a change of control occurs if a person or entity acquires control of 50% or more of our capital stock, if we merge or combine with another entity and we are not the surviving corporation or 50% or more of our capital stock is then held by persons other than us or our affiliates, or if we sell all or substantially all of our assets or business. Under each agreement, good reason is defined to include the assignment to such officer of any duties materially inconsistent with such officer’s position, authority, duties or responsibilities or any other action that results in a diminution in such officer’s position, authority, duties or responsibilities, a reduction in the officer’s annual base salary or the requirement that the officer relocate his or her principal place of employment to a location more than 50 miles from the location where such officer was performing such services immediately before the change in control.

Limitation of Directors’ Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act of 1933. Our restated certificate of incorporation and restated bylaws also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name. Such indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

RELATED PARTY TRANSACTIONS

The following is a description of transactions that were entered into between us and our executive officers, directors or 5% stockholders during the past three fiscal years. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future related party transactions will be approved by our audit committee.

Sales of Securities

Dr. Gert Caspritz, a member of our board of directors, is a managing limited partner, of certain entities within Techno Venture Management, one of our principal stockholders. During the last three fiscal years, these funds have purchased from us 3,514,297 shares of our Series F Convertible Preferred Stock at a price of $1.42276 per share and warrants to purchase 1,218,739 shares of our common stock at a price of $1.23078 per share, for an aggregate purchase price of $5,000,001; and 3,404,278 shares of our Series G Convertible Preferred Stock at a price of $1.23078 per share, for an aggregate purchase price of $4,189,917. In addition, these funds have received a dividend consisting of 246,002 shares of Series F Convertible Preferred Stock, valued at $350,002. In addition, these funds will receive an additional 629,860 shares of our common stock at the time of this offering pursuant to the payment of the guaranteed paid-in-kind Series F dividend. One of the funds affiliated with TVM Techno Venture Management LLC is entitled to appoint one member to our board of directors. This right will expire upon the closing of this offering.

During the last three years, Dr. Manfred Karobath, a member of our board of directors, has purchased from us 150,000 shares of our Series F Convertible Preferred Stock at a price of $1.42276 per share and warrants to purchase 52,019 shares of our common stock at a price of $1.23078 per share, for an aggregate purchase price of $213,414; and 300,000 shares of our Series G Convertible Preferred Stock at a price of $1.23078 per share, for an aggregate purchase price of $369,234. In addition, Dr. Karobath has received a dividend consisting of 10,500 shares of Series F Convertible Preferred Stock, valued at $14,938.98. In addition, Dr. Karobath will receive an additional 26,884 shares of our common stock at the time of the offering pursuant to the payment of the guaranteed paid-in-kind Series F dividend. He also exercised 68,332 fully vested options which became common shares with total proceeds of $38,025.

During the last three years, AlpInvest Partners N.V., formerly NIB Capital Private Equity, one of our principal stockholders, and its affiliated entities purchased from us 1,348,331 shares of our Series F Convertible Preferred Stock at a price of $1.42276 per share and warrants to purchase 467,594 shares of our common stock at a price of $1.23078 per share, for an aggregate purchase price of $1,918,351; and 1,292,117 shares of our Series G Convertible Preferred Stock at a price of $1.23078 per share, for an aggregate purchase price of $1,590,312. In addition, these funds have received a dividend consisting of 94,384 shares of Series F Convertible Preferred Stock, valued at $134,286. In addition, these funds will receive an additional 241,659 shares of our common stock at the time of the offering pursuant to the payment of the guaranteed paid-in-kind Series F dividend.

James Thomas, a member of our board of directors, is a managing partner of entities that control funds affiliated with Thomas, McNerney & Partners, L.P., one of our principal stockholders. During the last three fiscal years, these funds have purchased from us 7,028,591 shares of our Series F Convertible Preferred Stock at a price of $1.42276 per share and warrants to purchase 2,437,476 shares of our common stock at a price of $1.23078 per share, for an aggregate purchase price of $9,999,998; and 3,235,283 shares of our Series G Convertible Preferred Stock at a price of $1.23078 per share, for an aggregate purchase price of $3,981,922. In addition, these funds have received a dividend consisting of 492,003 shares of Series F Convertible Preferred Stock, valued at $700,002. In addition, these funds will receive an additional 1,259,717 shares of our common stock at the time of the offering pursuant to the payment of the guaranteed paid-in-kind Series F dividend. One of the funds affiliated with Thomas, McNerney & Partners, L.P. is entitled to appoint one member to our board of directors. This right will expire upon the closing of this offering.

Anthony Evnin, a member of our board of directors, is a managing director of entities that control funds affiliated with Venrock Associates, one of our principal stockholders. During the last three fiscal years, these funds have purchased from us 5,622,873 shares of our Series F Convertible Preferred Stock at a price of $1.42276 per share and warrants to purchase 1,949,981 shares of our common stock at a price of $1.23078 per share, for an aggregate purchase price of $7,999,999; and 3,588,227 shares of our Series G Convertible Preferred Stock at a price of $1.23078 per share, for an aggregate purchase price of $4,416,318. In addition, these funds have received a dividend consisting of 393,602 shares of Series F Convertible Preferred Stock, valued at $560,001. In addition, these funds will receive an additional 1,007,773 shares of our common stock at the time of the offering pursuant to the payment of the guaranteed paid-in-kind Series F dividend. One of the funds affiliated with Venrock Associates is entitled to appoint one member to our board of directors. This right will expire upon the closing of this offering.

During the last three fiscal years, Global Life Science Ventures Funds II GmbH & Co. KG, one of our principal stockholders, and affiliated funds have purchased from us 2,680,058 shares of our Series F Convertible Preferred Stock at a price of $1.42276 per share and warrants to purchase 929,426 shares of common stock at a price of $1.23078 per share, for an aggregate purchase price of $3,813,079; and 2,114,839 shares of our Series G Convertible Preferred Stock at a price of $1.23078 per share, for an aggregate purchase price of $2,602,902. In addition, these funds have received a dividend consisting of 187,607 shares of Series F Convertible Preferred Stock, valued at $266,920. In addition, these funds will receive an additional 480,346 shares of our common stock at the time of the offering pursuant to the payment of the guaranteed paid-in-kind Series F dividend.

During the last three years, Karsten Henco, one of our principal stockholders, purchased from us 1,054,290 shares of our Series F Convertible Preferred Stock at a price of $1.42276 per share and warrants to purchase 365,622 shares of our common stock at a price of $1.23078 per share, for an aggregate purchase price of $1,500,002; and 2,100,000 shares of our Series G Convertible Preferred Stock at a price of $1.23078 per share, for an aggregate purchase price of $2,584,638. In addition, Dr. Henco has received a dividend consisting of 73,801 shares of Series F Convertible Preferred Stock, valued at $105,001. In addition, Dr. Henco will receive an additional 188,959 shares of our common stock at the time of the offering pursuant to the payment of the guaranteed paid-in-kind Series F dividend.

During the last three fiscal years, Dr. Robert Bratzler, an executive officer, has purchased from us 812,493 shares of our Series G Convertible Preferred Stock at a price of $1.23078 per share, for an aggregate purchase price of $1,000,000.

During the last three fiscal years, Dr. Arthur M. Krieg, an executive officer, has purchased from us 40,625 shares of our Series G Convertible Preferred Stock at a price of $1.23078 per share, for an aggregate purchase price of $50,000.

The purchasers of the above shares of preferred stock and warrants to purchase preferred stock are entitled to registration rights. See “Description of Capital Stock — Registration Rights.”

Upon the closing of this offering, each share of Series F Convertible Preferred Stock will convert into 1.1559824 shares of common stock. Each share of Series G Convertible Preferred Stock described above will convert into one share of our common stock.

Other Transactions

In May 2001, we loaned Dr. Krieg $500,000, evidenced by a promissory note in the amount of up to $750,000 bearing interest at an annual rate of 7% and payable in full on May 8, 2006. The loan was in connection with Dr. Krieg’s purchase of a home in Massachusetts made pursuant to an original Loan and Pledge Agreement dated as of May 8, 2001. On April 10, 2002, we entered into an Amended and Restated Loan and Pledge Agreement with Dr. Krieg. As of December 31, 2004, the outstanding balance on this loan, including accrued interest, was $629,597. The loan is secured by an amount of our stock held by Dr. Krieg equal to at least 150% of the outstanding balance of the loan, but in no case greater than 843,000 shares, and by a second mortgage on Dr. Krieg’s home.

Under our license agreement with the University of Iowa, we are required to pay to the University a portion of the $50 million up-front payment that we received from Pfizer. We currently anticipate the amount of this payment to be approximately $6.5 million. Under the patent policy of the University of Iowa, Dr. Krieg will receive approximately $870,000 of the payment that we make to the University.

Director and Executive Officer Compensation

Please see “Management — Compensation of Directors” for a discussion of options granted and payments made to our non-employee directors. Please see “Management — Executive Compensation” and “Management — Option Grants in Last Fiscal Year” for additional information regarding compensation of executive officers.

Employment and Consulting Agreements

We have entered into an employment agreement with Dr. Bratzler and have entered into letter agreements and change in control agreements with our other executive officers and change in control agreements with certain of our directors, including Dr. Caspritz and Dr. Karobath, and intend to enter into change of control agreements with Dr. Langlois, Mr. Hugin and Mr. Bate. For information regarding these agreements, please refer to the section entitled “Management — Employment Arrangements and Change of Control Arrangements.”

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 15, 2005, and as adjusted to reflect the sale of our common stock offered by this prospectus by:

•	the executive officers named in the summary compensation table;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each stockholder known by us to own beneficially more than five percent of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of June 15, 2005, pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of common stock beneficially owned before the offering is based on 83,219,512 shares of common stock outstanding on June 15, 2005, which assumes the conversion of all outstanding shares of preferred stock into common stock. Percentage of common stock beneficially owned after the offering also reflects common stock issuable in connection with a guaranteed paid-in-kind dividend on Series F Preferred Stock, and                      shares of common stock outstanding after the completion of this offering.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is c/o Coley Pharmaceutical Group, Inc., 93 Worcester Street, Suite 101, Wellesley, MA 02481 USA.

	Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned
Beneficial Owner		Before Offering	After Offering
5% or more stockholders
Entities affiliated with Thomas, McNerney & Partners, L.P.(1)	15,626,151	18.24%
One Stamford Plaza 263 Tresser Blvd., 16th Floor Stamford, CT 06901
Entities affiliated with Techno Venture Management(2) 101 Arch Street, Suite 1950 Boston, MA 02110	14,761,645	17.31
Entities affiliated with Venrock Associates(3) 30 Rockefeller Plaza Room 5508 New York, NY 10112	13,500,920	15.85
Entities affiliated with The Global Life Science Ventures(4)	7,257,284	8.62
Von-der-Tann Str. 3 80539 München Germany

(footnotes on following page)

	Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned
Beneficial Owner		Before Offering	After Offering
Entities affiliated with AlpInvest Holding N.V.(5) Gooimer 3 DC Naarden 1411 The Netherlands	5,355,434	6.40%
Mr. Karsten Henco(6) Tiefenberg 27 40629 Düsseldorf Germany	5,207,706	6.23
Entities affiliated with DWS Investment GmbH(7) Mainzer Landstr. 178-190 Frankfurt 60323 Germany	4,982,894	5.99

Named Executive Officers
Robert L. Bratzler, Ph.D.(8)	4,634,467	5.38
Charles H. Abdalian, Jr.(9)	545,892	*
Arthur M. Krieg, M.D.(10)	4,175,253	4.94
Other Directors
Gert Caspritz, Ph.D.(11)	10,670,809	12.64
Anthony B. Evnin, Ph.D.(12)	13,500,920	15.85
Manfred E. Karobath, M.D.(13)	2,118,050	2.54
James E. Thomas(14)	15,626,151	18.24
Kenneth M. Bate	100,000	*
Robert J. Hugin	—	*
Patrick Langlois, Ph.D.	—	*
All executive officers and directors as a group (10 persons)(15)	51,371,542	60.36

*	Represents beneficial ownership of less than 1% of the shares of Common Stock.
(1)	Consists of 11,459,789 shares and warrants to purchase 2,342,577 shares held by Thomas, McNerney & Partners, L.P. and 1,210,668 shares to be granted to Thomas, McNerney & Partners, L.P. at the time of the offering pursuant to the payment of the Series F paid-in-kind dividend; 425,864 shares and warrants to purchase 87,017 shares held by TMP Nominee, LLC and 44,973 shares to be granted to TMP Nominee, LLC pursuant to the Series F dividend described above; and 43,305 shares and warrants to purchase 7,882 shares held by TMP Associates, L.P. and 4,076 shares to be granted to TMP Associates, L.P. pursuant to the Series F dividend described above. James Thomas, one of our directors, holds shared voting and/or dispositive power over the shares held by Thomas, McNerney & Partners, L.P., TMP Nominee, LLC, and TMP Associates, L.P. Mr. Thomas disclaims beneficial ownership of the shares owned by the Thomas, McNerney & Partners funds except to the extent of his proportionate pecuniary interest therein.
(2)

Consists of 1,704,874 shares and warrants to purchase 842,696 shares held by TVM III Limited Partnership (formerly TVM Techno Venture Enterprises No. III Limited Partnership); 1,570,100 shares held by TVM Medical Ventures GmbH & Co. KG; 1,478,944 shares and warrants to purchase 121,874 shares held by TVM IV GmbH & Co. KG and 62,988 shares to be granted to TVM IV GmbH & Co. KG pursuant to the Series F dividend described in Footnote (1) above; and 7,316,432 shares and warrants to purchase 1,096,865 shares held by TVM V Life Science Ventures GmbH & Co. KG and 566,872 shares to be granted to TVM V Life Science Ventures GmbH & Co. KG pursuant to the Series F dividend described in Footnote (1) above. Voting and/or dispositive decisions with respect to the shares held by TVM III Limited Partnership are made by Helmut Schuhsler, Friedrich Bornikoel, John DiBello, Bernd Seibel, Alexandra Goll and Christian Claussen. Each of these individuals also individually holds shares over which they have sole voting and/or dispositive power. Voting and/or dispositive decisions with respect to the shares held by TVM Medical Ventures GmbH & Co. KG are made by John DiBello, Friedrich Bornikoel, Alexandra Goll, Bernd Seibel and Helmut Schuhsler. Voting and/or dispositive decisions with respect to the shares held by TVM IV GmbH & Co. KG are made by Dr. Gert Caspritz, one of our directors, and John DiBello, Friedrich Bornikoel, Alexandra Goll, Christian

Claussen, Bernd Seibel, Helmut Schuhsler, Hans Schreck and John Chapman. Voting and/or dispositive power over the shares held by TVM V Life Science Ventures GmbH & Co. KG is shared by Dr. Gert Caspritz, one of our directors, and John DiBello, David Poltack, Alexandra Goll, Mark Cipriano, Bernd Seibel, Helmut Schuhsler, Hubert Birner, Stephen Hoffman and Stefan Fischer. Each disclaims beneficial ownership of the shares held by the funds TVM III, L.P., TVM Medical Ventures GmbH & Co., KG, TVM IV GmbH & Co. KG and TVM V Life Science Ventures GmbH & Co., KG, respectively. Dr. Caspritz disclaims beneficial ownership of the shares owned by the TVM funds except to the extent of his pecuniary interest therein.

(3)	Consists of 1,897,771 shares and warrants to purchase 350,996 shares held by Venrock Associates and 181,401 shares to be granted to Venrock Associates pursuant to the Series F dividend described in Footnote (1) above; 8,434,533 shares and warrants to purchase 1,559,986 shares held by Venrock Associates III, L.P. and 806,217 shares to be granted to Venrock Associates III, L.P. pursuant to the Series F dividend described in Footnote 1 above; 210,862 shares and warrants to purchase 38,999 shares held by Venrock Entrepreneurs Fund III, L.P. and 20,155 shares to be granted to Venrock Entrepreneurs Fund III, L.P. pursuant to the Series F dividend described in Footnote (1) above. Voting and/or dispositive decisions with respect to the shares held by Venrock Associates are made by Anthony B. Evnin, one of our directors, and Michael C. Brooks, Eric S. Copeland, Bryan E. Roberts, Ray A. Rothrock, Anthony Sun and Michael F. Tyrrell. Voting and/or dispositive decisions with respect to the shares held by Venrock Associates III, L.P. are made by Anthony B. Evnin, one of our directors, and Michael C. Brooks, Eric S. Copeland, Linda H. Hanauer, Bryan E. Roberts, Ray A. Rothrock, Anthony Sun and Michael F. Tyrrell. Voting and/or dispositive decisions with respect to the shares held by Venrock Entrepreneurs Fund III, L.P. are made by Anthony B. Evnin, one of our directors, and Michael C. Brooks, Eric S. Copeland, Bryan E. Roberts, Ray A. Rothrock, Anthony Sun and Michael F. Tyrrell.
(4)	Consists of 1,776,925 shares and warrants to purchase 243,747 shares held by GLS LP Investment I Limited and 125,974 shares to be granted to GLS LP Investment I Limited pursuant to the Series F dividend described in Footnote (1) above; 2,289,705 shares and warrants to purchase 385,695 shares held by The Global Life Science Ventures Fonds II GmbH & Co. KG and 199,333 shares to be granted to The Global Life Science Ventures Fonds II GmbH & Co. KG pursuant to the Series F dividend described in Footnote 1 above; 1,780,882 shares and warrants to purchase 299,984 shares held by The Global Life Science Ventures Funds II LP and 155,039 shares to be granted to The Global Life Science Ventures Funds II LP pursuant to the Series F dividend described in Footnote (1) above. Voting and/or dispositive decisions with respect to the shares held by GLS LP Investment I Limited are made by L. S. McNairn, K. Engelhorn, S. H. Sesselmann and T. van Houten. Voting and/or dispositive decisions with respect to the shares held by The Global Life Science Ventures Fonds II GmbH & Co. KG are made by Hanns-Peter Wiese and Hans A. Küpper. Voting and/or dispositive decisions with respect to the shares held by The Global Life Science Ventures Fund II LP are made by Hanns-Peter Wiese and Hans A. Küpper.
(5)	Consists of 1,667,753 shares held by AlpInvest Partners N.V. (formerly NIB Capital Private Equity N.V.), 2,783,188 shares held by NIBC Principal Instruments I N.V. (formerly Alpinvest Holding, N.V.); 195,240 shares held by NIBC Principal Instruments IV B.V. (formerly Alpinvest International B.V.); warrants to purchase 467,594 shares held by AlpInvest Partners N.V. and 241,659 shares to be granted to AlpInvest Partners N.V. pursuant to the Series F dividend described in Footnote (1) above. Voting and/or dispositive decisions with respect to the shares held by AlpInvest Partners N.V., NIBC Principal Instruments I N.V., and NIBC Principal Instruments IV B.V. are made by AlpInvest Partners N.V., voting power of which is represented by two jointly authorized representatives. Two jointly authorized representatives may be: (i) two managing directors acting jointly; (ii) one managing director and a proxyholder acting jointly; or (iii) two proxyholders acting jointly, and in the latter case only for transactions with an interest of less than EUR 10 million. The managing directors of AlpInvest Partners N.V are Volkert Doeksen, Paul de Klerk, Erik Thyssen and Wim Borgdorff. Proxyholders are George Westerkamp, Maarten Vervoort, Alexander van Wassenaer, Paul Lamers, Andida Bouma, Ernest Lambers, Patrick de van der Schueren, Kees de Ru and Willemijn Milders.
(6)	Consists of 4,653,125 shares, warrants to purchase 365,622 shares, and 188,959 shares to be granted pursuant to the Series F dividend described in Footnote (1) above.
(7)	Consists of 3,559,211 shares held by DWS Investment GmbH and 1,423,683 shares held by Deutsche Asset Management Investmentgesellschaft. Voting and/or dispositive decisions with respect to the shares held by DWS Investment GmbH are made by Noushin Irani and Holger Geissler. Voting and/or dispositive decisions with respect to the shares held by Deutsche Asset Management Investmentgesellschaft are made by Carl-Daniel Berthold and Georg Schuh.
(8)	Consists of 1,639,493 shares owned by Dr. Bratzler and his immediate family and options to purchase 2,994,974 shares that are currently exercisable. Although immediately exercisable, the 2,994,974 currently exercisable options vest over a four-year period from the date of grant, with one quarter vesting on the first anniversary of the date of grant and thereafter in 36 monthly installments. Unvested securities are subject to repurchase by us.

(footnotes continued on following page)

(9)	Consists of options to purchase 545,892 shares currently exercisable or exercisable within 60 days of June 15, 2005. Although immediately exercisable, the 545,892 shares currently exercisable vest over a four-year period from the date of grant, with one quarter vesting on the first anniversary of the date of grant and thereafter in 36 monthly installments. Unvested securities are subject to repurchase by us.
(10)	Consists of 2,756,625 shares owned by Dr. Krieg, options to purchase 1,346,628 shares owned by Dr. Krieg currently exercisable or exercisable within 60 days of June 15, 2005, and 72,000 shares owned by irrevocable trusts for the benefit of Peter Krieg, Alexandra Krieg and Elizabeth Krieg. Dr. Krieg, as trustee of the trusts, has voting and/or dispositive power over the shares held by them. Dr. Krieg disclaims beneficial ownership of the shares owned by the trust except to the extent of his proportionate pecuniary interest therein. In addition, Dr. Krieg has granted options to purchase an aggregate of 406,000 shares to third parties. Such options become exercisable upon the consummation of this offering. Although immediately exercisable, the 1,346,628 shares currently exercisable vest over a four-year period from the date of grant, with one quarter vesting on the first anniversary of the date of grant and thereafter in 36 monthly installments. Unvested securities are subject to repurchase by us.
(11)	Consists of 19,334 shares and options to purchase 7,500 shares currently exercisable or exercisable within 60 days of June 15, 2005 owned by Dr. Gert Caspritz; and 1,478,944 shares and warrants to purchase 121,874 shares owned by TVM IV GmbH & Co. KG and 62,988 shares to be granted to TVM IV GmbH & Co. KG pursuant to the Series F dividend described in Footnote (1) above; and 7,316,432 shares and warrants to purchase 1,096,865 shares held by TVM V Life Science Ventures GmbH & Co. KG and 566,872 shares to be granted to TVM V Life Science Ventures GmbH & Co. KG pursuant to the Series F dividend described in Footnote (1) above. Although immediately exercisable, the 7,500 shares currently exercisable vest over a four-year period from the date of grant, with one quarter vesting on the first anniversary of the date of grant and thereafter in 36 monthly installments. Unvested securities are subject to repurchase by us. Voting and/or dispositive decisions with respect to the shares held by TVM IV GmbH & Co. KG are made by Dr. Caspritz and John DiBello, Friedrich Bornikoel, Alexandra Goll, Christian Claussen, Bernd Seibel, Helmut Schuhsler, Hans Schreck and John Chapman. Voting and/or dispositive decisions with respect to the shares held by TVM V Life Science Ventures GmbH & Co. KG are made by Dr. Caspritz and John DiBello, David Poltack, Alexandra Goll, Mark Cipriano, Bernd Seibel, Helmut Schuhsler, Hubert Birner, Stephen Hoffman and Stefan Fischer. Dr. Caspritz disclaims beneficial ownership of the shares owned by TVM IV GmbH & Co. KG and TVM V Life Science Ventures GmbH & Co. KG except to the extent of his proportionate pecuniary interest therein. See Footnote (2).
(12)	Consists of the shares owned by funds affiliated with Venrock Associates. See Footnote (3). Voting and/or dispositive decisions with respect to the shares held by Venrock Associates are made by Anthony B. Evnin, one of our directors, Michael C. Brooks, Eric S. Copeland, Bryan E. Roberts, Ray A. Rothrock, Anthony Sun and Michael F. Tyrrell. Voting and/or dispositive decisions with respect to the shares held by Venrock Associates III, L.P. are made by Anthony B. Evnin, Michael C. Brooks, Eric S. Copeland, Linda H. Hanauer, Bryan E. Roberts, Ray A. Rothrock, Anthony Sun and Michael F. Tyrrell. Voting and/or dispositive decisions with respect to the shares held by Venrock Entrepreneurs Fund III, L.P. are made by Anthony B. Evnin, Michael C. Brooks, Eric S. Copeland, Bryan E. Roberts, Ray A. Rothrock, Anthony Sun and Michael F. Tyrrell. Dr. Evnin disclaims ownership of the shares owned by the funds except to the extent of his pecuniary interest therein.
(13)	Consists of 595,010 shares owned by Dr. Karobath, warrants to purchase 52,019 shares owned by Dr. Karobath, options to purchase 104,168 shares owned by Dr. Karobath currently exercisable or exercisable within 60 days of June 15, 2005, and 26,884 shares to be granted to Dr. Karobath pursuant to the Series F dividend described in Footnote (1) above, and 1,339,969 shares owned by Qiagen N.V. Although immediately exercisable, the 104,168 shares currently exercisable vest over a four-year period from the date of grant, with one quarter vesting on the first anniversary of the date of grant and thereafter in 36 monthly installments. Unvested securities are subject to repurchase by Coley. Dr. Karobath is a supervisory director of Qiagen N.V. and shares voting and/or investment power over the shares owned by Qiagen N.V. Dr. Karobath disclaims beneficial ownership of the shares owned by Qiagen N.V. except to the extent of his proportionate pecuniary interest therein.
(14)	Consists of the shares owned by funds affiliated with Thomas, McNerney & Partners, L.P. See Footnote (1). Mr. Thomas, one of our directors, holds shared voting and/or dispositive power over the shares held by Thomas, McNerney & Partners, L.P., TMP Nominee, LLC, and TMP Associates, L.P. Mr. Thomas disclaims beneficial ownership of the shares owned by the Thomas, McNerney & Partners funds except to the extent of his proportionate pecuniary interest therein.
(15)	See footnotes (8)-(14). Includes 11,157,381 shares of common stock issuable upon exercise of options and warrants currently exercisable or exercisable within 60 days of June 15, 2005.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock currently consists of 125,000,000 shares of common stock and 67,946,524 shares of preferred stock. Upon completion of this offering and the simultaneous private placement of              shares of common stock (based on an assumed public offering price of $            ) to Pfizer, we will be authorized to issue              shares of common stock, $0.01 par value per share, and              shares of preferred stock, $0.01 par value per share, and there will be              shares of common stock and no shares of preferred stock outstanding. On March 31, 2005, the following numbers of shares of common and preferred stock were outstanding:

Common Stock	4,897,691
Series A Preferred Stock	1,530,000
Series B Preferred Stock	591,000
Series C Preferred Stock	4,355,000
Series D Preferred Stock	3,759,088
Series E Preferred Stock	1,813,485
Series F Preferred Stock	26,322,107
Series G Preferred Stock	20,476,068

All of the outstanding preferred stock will convert into 77,876,243 shares of common stock upon completion of this offering, including 4,409,070 shares of common stock issuable in connection with a guaranteed paid-in-kind dividend on the Series F preferred stock. Assuming the conversion of our preferred stock and the issuance of the shares in connection with the Series F paid-in-kind dividend, as of March 31, 2005, we had 82,773,934 shares of common stock outstanding held of record by 190 stockholders. As of March 31, 2005, there were outstanding options to purchase 14,230,476 shares of common stock and outstanding warrants to purchase 9,728,260 shares of common stock, assuming completion of this offering.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

The preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Our board of directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Warrants

As of March 31, 2005, we had outstanding warrants to purchase a total of 674,000 shares of our Series C preferred stock, at an exercise price of $3.7118 per share. Of these warrants, warrants to purchase 539,000 shares of Series C preferred stock expire on December 29, 2008 and the remaining warrants to purchase 135,000 shares of Series C preferred stock expire on July 15, 2009. The expiration dates of the warrants may not be extended without our consent. Upon completion of the offering, these warrants will become exercisable for an aggregate of 1,153,252 shares of our common stock. The warrants contain anti-dilution provisions providing for adjustments of the exercise price and the number of shares underlying the warrants upon the occurrence of events, including any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction or if we sell securities at less than a specified price. The warrants are not callable by us.

As of March 31, 2005, we had outstanding warrants to purchase a total of 8,531,134 shares of our common stock, at an exercise price of $1.23078 per share. Of these warrants, warrants to purchase 7,312,402 shares of common stock expire on August 19, 2010, and warrants to purchase 1,218,732 shares of common stock expire on September 24, 2010. The expiration dates of the warrants may not be extended without our consent. The warrants contain anti-dilution provisions providing for adjustments of the exercise price and the number of shares underlying the warrants upon the occurrence of events, including any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction or if we sell securities at less than a specified price. The warrants are not callable by us.

As of March 31, 2005, we had an outstanding warrant to purchase a total of 37,954 shares of our Series F preferred stock, at an exercise price of $1.42276 per share. This warrant expires on December 11, 2010. The expiration date of the warrant may not be extended without our consent. Upon completion of the offering, this warrant will become exercisable for an aggregate of 43,874 shares of our common stock. The warrant contains anti-dilution provisions providing for adjustments of the exercise price and the number of shares underlying the warrant upon the occurrence of events, including any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. The warrant is not callable by us.

Registration Rights

The holders of 80,622,243 shares of common stock, assuming the conversion of our preferred stock and the issuance of the shares in connection with the Series F paid-in-kind dividend and holders of 9,684,386 shares of common stock issuable pursuant to the exercise of warrants or their transferees, are entitled to certain registration rights with respect to these securities as set forth in an agreement between us and the holders of these securities. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in any such registration under certain circumstances. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, excluding underwriting discounts and commissions.

Demand Rights. Beginning upon the expiration of the lock-up agreements entered into by the holders of these registrable securities in connection with this offering, as described below in the section entitled “Shares Eligible for Future Sale — Lock-up Agreements,” subject to specified limitations, the holders of not less than 33% of the shares of common stock held by Series F preferred stockholders may require that we register all or a portion of these securities for sale under the Securities Act, if the anticipated aggregate offering price of such securities is at least $5,000,000. We may be required to effect up to two such registrations. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Incidental Rights. If at any time after the expiration of the lock-up agreements entered into by the holders of these registrable securities in connection with this offering, we propose to register any of our securities under the Securities Act, for sale to the public, either for our own account or for the account of other security holders, or both, other than in connection with:

•	a registration relating solely to our stock option plans or other employee benefit plans, or

•	a registration relating solely to a business combination or merger involving us,

the holders of these registrable securities are entitled to notice of such registration and are entitled to include their common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Form S-3 Rights. In addition, the holders of at least 10% of these registrable securities will have the right to cause us to register all or a portion of these shares on a Form S-3, provided that we are eligible to use this form. We will not be required to effect such a registration unless the aggregate offering price of the shares to be registered is expected to exceed $1,000,000, and we will only be required to effect two such registrations in any twelve-month period. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

In connection with our March 2005 grant of an exclusive worldwide license of ProMune to Pfizer, Pfizer has agreed to purchase, concurrently with the closing of the offering contemplated hereby, up to $10 million of our common stock at the price per share paid by investors in the offering contemplated hereby. Based on an assumed offering price of $             per share, we will sell              shares of common stock in this private placement.

Demand Rights. Pfizer will have the right to cause us to register all or a portion of the shares acquired by it in its $10 million equity investment in us in conjunction with this offering on a Form S-3, provided that we are then eligible to use that form. We will not be required to effect such a registration unless the aggregate value of the shares to be registered is at least $3,000,000, and we will only be required to effect two such registrations.

Piggyback Rights. If at any time after the expiration of the lock-up agreement entered into by Pfizer in connection with this offering, we propose to register any of our equity securities under the Securities Act, other than in connection with:

•	a registration relating solely to our stock option plans or other employee benefit plans, or

•	a registration relating solely to a business combination or merger involving us,

Pfizer is entitled to notice of such registration and is entitled to include its common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Anti-Takeover Provisions

The provisions of (1) Delaware law, (2) our restated certificate of incorporation to be effective upon completion of this offering and (3) our restated bylaws to be effective upon completion of this offering discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Delaware Statutory Business Combinations Provision. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporations Law. In general, Section 203 prohibits a publicly-held

Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Classified Board of Directors; Removal of Directors for Cause. Our restated certificate of incorporation and restated bylaws provide that upon completion of this offering, our board of directors will be divided into three classes, with the term of office of the first class to expire at the first annual meeting of stockholders following the initial classification of directors, the term of office of the second class to expire at the second annual meeting of stockholders following the initial classification of directors, and the term of office of the third class to expire at the third annual meeting of stockholders following the initial classification of directors. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire will be elected for a three-year term of office. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause and only by the affirmative vote of 80% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our restated bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date of the proxy statement for the previous year’s annual meeting. For a special meeting, the notice must generally be delivered by the later of 90 days prior to the special meeting or ten days following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in the restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our bylaw provisions, such business will not be conducted at the meeting.

Special Meetings of Stockholders. Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

No Stockholder Action by Written Consent. Our restated certificate of incorporation and restated bylaws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super-Majority Stockholder Vote Required for Certain Actions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled “Anti-Takeover

Provisions” or to reduce the number of authorized shares of common stock or preferred stock. This 80% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, an 80% vote is also required for any amendment to, or repeal of, our restated bylaws by the stockholders. Our restated bylaws may be amended or repealed by a simple majority vote of the board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be EquiServe.

Listing

We have applied to list our common stock on the Nasdaq National Market under the symbol “COLY.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we will have              shares of common stock outstanding, assuming the conversion of all outstanding shares of preferred stock and no exercise of any options and warrants outstanding as of March 31, 2005. Of these shares, the              shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining              shares of common stock are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, as described below. Taking into account the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, the number of shares of common stock that will be available for sale in the public market is as follows:

Number of Shares	Date
On the date of this prospectus.
At various times between the date of this prospectus and 90 days after the date of this prospectus.
After 90 days from the date of this prospectus.
At various times between the 90 days and 180 days from the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

The lock-up agreements may be extended to 214 days in certain circumstances. Please see section below entitled “Lock-up Agreements” for further information.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this prospectus, a person, or persons whose shares are aggregated, who owns shares that were purchased from us at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of

•	1% of our then-outstanding shares of common stock, which will equal approximately shares immediately after this offering, or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that affiliates that sell our common stock that are not restricted securities must still comply with certain other restrictions of that rule on their manner of sale of our shares, other than the holding period requirement. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us at least two years previously would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquires common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering to the extent not subject to lock-up agreements is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up agreements described below, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, the holders of 80,622,243 shares of common stock, assuming the conversion of our preferred stock and the issuance of the shares in connection with the Series F paid-in-kind dividend and holders of 9,684,386 shares of common stock issuable upon exercise of warrants, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates.

Stock Options

As of March 31, 2005, options to purchase a total of 14,230,476 shares of common stock were outstanding, of which all were exercisable. However, 9,230,000 of these shares are subject to our lapsing right of repurchase. 13,538,853 of the shares subject to options are subject to lock-up agreements. An additional 201,208 shares of common stock were available for future option grants under our stock plans.

Upon completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our stock plans and employee stock purchase plan. These registration statements are expected to become effective upon filing. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the lock-up agreements described below.

Warrants

As of March 31, 2005, we had outstanding warrants to purchase a total of 674,000 shares of our Series C preferred stock, at an exercise price of $3.7118 per share, which warrants shall be exercisable following the offering for an aggregate of 1,153,252 shares of our common stock, warrants to purchase a total of 8,531,134 shares of our common stock, at an exercise price of $1.23078 per share and a warrant to purchase a total of 37,954 shares of our Series F preferred stock, at an exercise price of $1.42276 per share, which warrant shall be exercisable following the offering for an aggregate of 43,874 shares of common stock. 9,511,045 of the shares of common stock issuable pursuant to these warrants are subject to lock-up agreements.

Lock-up Agreements

We have, and our officers, directors and stockholders, warrant holders and option holders who hold an aggregate of approximately 103,750,000 shares of our common stock have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock held prior to the offering for a period of 180 days after the date of this prospectus, without the prior written consent of Merrill Lynch. Notwithstanding the foregoing, if:

•	during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16-days immediately following the last day of the 180-day period, the lock-up restrictions will continue to apply until the expiration of an 18-day period beginning on our issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merrill Lynch waives, in writing, such extension, which may result in the lock-up agreement being extended up to 214 days from the date of the this prospectus.

Merrill Lynch, in its sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements. The lock-up restrictions will not apply to transactions relating to common stock acquired in open market transactions after the closing of this offering provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Securities Exchange Act, as amended, or the Exchange Act, is required or will be voluntarily made in connection with such transactions. The lock-up restrictions also will not apply to certain transfers not involving a disposition for value, provided that the recipient agrees to be bound by these lock-up restrictions and provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Exchange Act is required or will be voluntarily made in connection with such transfers.

Pfizer has agreed, subject to limited exceptions, not to offer, sell, or grant an option for the sale, or otherwise dispose of any shares of common stock or any securities convertible into or exercisable for shares of common stock during the 180-day period beginning on the date of this prospectus, without the prior written consent of Merrill Lynch.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock. A “non-U.S. holder” means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, partnership, or any other organization taxable for U.S. federal income tax purposes as a corporation or partnership created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) a valid election is in place to treat the trust as a U.S. person.

This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended, existing and proposed United States Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all of which are in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation. Any change, which may or may not be retroactive, could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	controlled foreign corporations or passive foreign investment companies;

•	brokers or dealers in securities or currencies;

•	pass-through entities (e.g. partnerships) or persons who hold our common stock through pass-through entities;

•	regulated investment companies;

•	pension plans;

•	owners of more than 5% of our common stock;

•	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that are prospective investors in our common stock, and partners in such partnerships, should consult their tax advisors.

There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale or Other Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not qualify as a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by United States Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by filing a United States tax return with the IRS.

Dividends that are treated as “effectively connected” with a trade or business conducted by a non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a permanent establishment of such non-U.S. holder), known as “United States trade or business income,” are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and other requirements. However, such United States trade or business income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons. Any United States trade or business income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of United States withholding tax or other exclusion from withholding under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Sale or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale or other disposition of shares of our common stock unless:

•	the gain is United States trade or business income, in which case such holder (i) will be subject to tax on the net gain derived from the sale or disposition under the graduated United States federal income tax rates applicable to United States persons and (ii) if a corporation, may be subject to the branch profits tax, both as described above in “Distributions on Our Common Stock;”

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements in which case the holder will be subject to a flat 30% tax on the amount by which the gain derived from the sale, and certain other United States source capital gains realized during such year exceed certain United States source capital losses realized during such year; or

•	certain rules (described below) relating to “United States real property holding corporation” status apply to such sale or other disposition.

Gain recognized on a sale or other disposition of our common stock may be subject to U.S. federal income tax (and, in certain circumstances, to withholding tax) if (1) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs and (2) we are, or have been, a United States real property holding corporation during the shorter of the five-year period ending on the date of such sale or other disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a United States real property holding corporation if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future.

United States Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Dividends paid to non-U.S. holders subject to the United States withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from United States backup withholding.

Information reporting and backup withholding (currently at a rate of 28%) will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the United States office of a broker unless the holder certifies its status as a non-U.S. holder and satisfies certain other qualifications, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, for information reporting purposes, certain brokers with substantial United States ownership or operations generally will be treated in a manner similar to United States brokers. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is incorporated.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Lazard Capital Markets LLC and Leerink Swann & Company are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Lazard Capital Markets LLC
Leerink Swann & Company

Total

Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $              per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $              per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $              and are payable by us.

Over-allotment Option

We have granted an option to the underwriters to purchase up to              additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to          shares offered by this prospectus for sale to some of our directors, officers, employees and other persons designated by us. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, certain of our stockholders, our executive officers and our directors have agreed, subject to certain exceptions, not to sell or transfer any common stock 180 days after the date of this prospectus, which in certain circumstances may be extended without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on Nasdaq National Market

We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “COLY.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development;

•	the progress of our business plan; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Electronic Distribution

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters of this offering. Other than the electronic prospectus, the information on the websites of the underwriters is not part of this prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated to underwriters that may make internet distributions on the same basis as other allocations.

Other Relationships

Some of the underwriters and their affiliates may in the future engage in investment banking or other commercial dealings in the ordinary course of business with us.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts and for the underwriters by Ropes & Gray LLP, Boston, Massachusetts. As of the date of this prospectus, persons and entities affiliated with Mintz Levin own an aggregate of 451,980 shares of common stock and options and warrants to purchase 44,902 shares of common stock.

EXPERTS

The financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 have been so included in this prospectus in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the public reference room of the SEC at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s web site at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC’s public reference room, and the web site of the SEC referred to above.

Coley Pharmaceutical Group, Inc.

Index

December 31, 2003 and 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

of Coley Pharmaceutical Group, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Coley Pharmaceutical Group, Inc. and its subsidiaries (the “Company”) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

April 19, 2005

Coley Pharmaceutical Group, Inc.

Consolidated Balance Sheets

	December 31,		March 31, 2005	Pro Forma Shareholders’ Equity March 31, 2005 (Note 2)
(in thousands, except share and per share data)	2003	2004
			(Unaudited)	(Unaudited)

Assets
Current assets
Cash and cash equivalents	$13,971	$13,190	$12,537	$12,537
Restricted cash	856	102	96	96
Marketable securities	14,000	10,013	2,000	2,000
Accounts receivable	1,603	1,264	1,380	1,380
Prepaid expenses and other current assets	1,000	1,376	1,893	1,893
Deferred royalty fees	203	203	283	283

Total current assets	31,633	26,148	18,189	18,189

Property and equipment, net	5,497	4,014	5,091	5,091
Acquired intangible assets, net	1,436	1,277	1,237	1,237
Restricted cash	2,093	392	342	342
Deferred royalty fees	2,980	2,785	2,734	2,734
Note receivable from employee (Note 6)	598	632	642	642
Other noncurrent assets	587	842	219	219

Total assets	$44,824	$36,090	$28,454	$28,454

Liabilities, Redeemable Convertible Preferred Stock and Shareholders’ Deficit
Current liabilities
Accounts payable	$1,694	$2,335	$1,247	$1,247
Accrued expenses	6,725	7,690	7,904	7,904
Current portion of capital lease obligations	2,288	1,753	1,618	1,618
Current portion of long term debt	800	—	—	—
Deferred revenue	728	729	1,254	1,254

Total current liabilities	12,235	12,507	12,023	12,023

Deferred revenue	12,519	11,840	11,552	11,552
Note payable to German bank (Note 8)	2,618	2,970	2,843	2,843
Noncurrent portion of capital lease obligations	2,461	761	363	363
Noncurrent portion of long term debt	1,600	—	—	—

Total liabilities	31,433	28,078	26,781	26,781

Commitments and contingencies (Notes 8 and 14)

Redeemable convertible preferred stock (liquidation value $154,865 at December 31, 2004) (Note 9)	117,549	145,631	146,406	—

Shareholders’ equity (deficit)
Common stock, $0.01 par value, 93,000,000 shares authorized as of December 31, 2003; $0.01 par value and 125,000,000 shares authorized as of December 31, 2004, March 31, 2005 and March 31, 2005, Pro Forma (unaudited); and 4,519,217, 4,719,094, 4,897,691 and 82,773,934 shares issued and outstanding as of December 31, 2003, 2004, March 31, 2005 and March 31, 2005, Pro Forma (unaudited)	45	47	49	828
Additional paid-in capital	19,942	19,959	30,745	176,372
Note receivable from shareholder	(83)	(64)	(64)	(64)
Accumulated other comprehensive income (loss)	(1,030)	(1,003)	359	359
Deferred compensation	(7,017)	(6,562)	(13,168)	(13,168)
Accumulated deficit	(116,015)	(149,996)	(162,654)	(162,654)

Total shareholders’ equity (deficit)	(104,158)	(137,619)	(144,733)	1,673

Total liabilities, redeemable convertible preferred stock and shareholders’ equity (deficit)	$44,824	$36,090	$28,454	$28,454

The accompanying notes are an integral part of these consolidated financial statements.

Coley Pharmaceutical Group, Inc.

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,			Three Months Ended
(in thousands, except per share amounts)	2002	2003	2004	March 31, 2004	March 31, 2005
				(Unaudited)
Revenue
Collaborative agreements	$8,617	$4,498	$5,964	$200	$295
Government contracts and grants	5,582	2,050	8,380	1,712	1,495

Total revenue	14,199	6,548	14,344	1,912	1,790

Operating expenses
Research and development	22,430	28,249	39,222	9,910	10,764
General and administrative	10,871	8,637	7,725	2,054	3,550
Royalty expense	1,129	522	878	76	76

Total operating expenses	34,430	37,408	47,825	12,040	14,390

Loss from operations	(20,231)	(30,860)	(33,481)	(10,128)	(12,600)
Other income and expense
Interest income	554	262	314	78	104
Interest expense	(431)	(1,106)	(683)	(175)	(139)
Foreign currency gain (loss)	(116)	1,143	(46)	(95)	—
Other income, net	67	76	17	4	(23)

Total other income and expense	74	375	(398)	(188)	(58)

Loss before income taxes	(20,157)	(30,485)	(33,879)	(10,316)	(12,658)
Income tax benefit (expense)	169	(25)	(102)	—	—

Net loss	(19,988)	(30,510)	(33,981)	(10,316)	(12,658)
Accretion of redeemable convertible preferred stock	(6,413)	(5,356)	(3,162)	(770)	(807)
Elimination of redeemable convertible preferred stock dividends	—	19,724	—	—	—

Net loss attributable to common stockholders	$(26,401)	$(16,142)	$(37,143)	$(11,086)	$(13,465)

Comprehensive loss
Net loss	$(19,988)	$(30,510)	$(33,981)	$(10,316)	$(12,658)
Other comprehensive income (loss):
Foreign currency translation adjustments	14	(940)	27	(22)	1,362

Comprehensive loss	$(19,974)	$(31,450)	$(33,954)	$(10,338)	$(11,296)

Net loss per share attributable to common shareholders
Basic and diluted net loss per share attributable to common shareholders	$(5.77)	$(3.54)	$(8.15)	$(2.45)	$(2.81)

Weighted average shares used to compute basic and diluted loss per share attributable to common shareholders	4,573	4,563	4,559	4,532	4,788

Pro Forma basic and diluted net loss per share attributable to common shareholders (unaudited)			$(0.41)		$(0.15)

Shares used to compute Pro Forma basic and diluted net loss per share attributable to common shareholders (unaudited)			82,435		82,664

The accompanying notes are an integral part of these consolidated financial statements.

Coley Pharmaceutical Group, Inc.

Consolidated Statements of Changes in Shareholders’ Deficit

(in thousands, except share data)	Number of Common Shares	Common Stock	Additional Paid-in Capital	Note Receivable from Shareholder	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Accumulated Deficit	Total Shareholders’ Deficit
Balance at January 1, 2002	4,570,075	$46	$7,949	$(83)	$(104)	$(9,855)	$(66,885)	$(68,932)
Exercise of stock options	65,698	1	41					42
Issuance of common stock	200		1					1
Mark to market adjustments related to nonemployee stock option compensation			(1,111)					(1,111)
Deferred compensation resulting from option grants			2,740			(2,740)		—
Elimination of deferred compensation for terminated employees			(520)			520		—
Amortization of deferred compensation						3,268		3,268
Preferred stock accretion			(6,413)					(6,413)
Repurchase of shares of unvested restricted stock	(42,955)	(1)	(18)					(19)
Loss for the period							(19,988)	(19,988)
Other comprehensive income					14			14

Balance at December 31, 2002	4,593,018	46	2,669	(83)	(90)	(8,807)	(86,873)	(93,138)

Issuance of warrants in connection with Series F financing			3,001					3,001
Exercise of stock options	20,750		46					46
Mark to market adjustments related to nonemployee stock option compensation			(257)					(257)
Deferred compensation resulting from option grants			2,669			(2,669)		—
Elimination of deferred compensation for terminated employees			(1,164)			1,164		—
Amortization of deferred compensation						3,295		3,295
Repurchase of shares of unvested restricted stock	(94,551)	(1)	(63)					(64)
Preferred stock accretion			(172)					(172)
Accretion of preferred stock dividend			(5,143)					(5,143)
Reversal of dividend accretion			18,356				1,368	19,724
Loss for the period							(30,510)	(30,510)
Other comprehensive loss					(940)			(940)

Balance at December 31, 2003	4,519,217	45	19,942	(83)	(1,030)	(7,017)	(116,015)	(104,158)

Preferred stock accretion			(516)					(516)
Exercise of stock options	199,877	2	86					88
Mark to market adjustments related to nonemployee stock option compensation			311					311
Deferred compensation resulting from option grants			2,755			(2,755)		—
Elimination of deferred compensation for terminated employees			(102)			102		—
Amortization of deferred compensation						3,108		3,108
Accretion of preferred stock dividend			(2,517)					(2,517)
Repayment of shareholder note				19				19
Loss for the period							(33,981)	(33,981)
Other comprehensive income					27			27

Balance at December 31, 2004	4,719,094	$47	$19,959	$(64)	$(1,003)	$(6,562)	$(149,996)	$(137,619)

Preferred stock accretion (Unaudited)			(130)					(130)
Exercise of stock options (Unaudited)	178,597	2	45					47
Mark to market adjustments related to nonemployee stock option compensation (Unaudited)			170					170
Deferred compensation resulting from option grants (Unaudited)			11,351			(11,351)		—
Elimination of deferred compensation for terminated employees (Unaudited)			(4)			4		—
Amortization of deferred compensation (Unaudited)						4,741		4,741
Accretion of preferred stock dividend (Unaudited)			(646)					(646)
Loss for the period (Unaudited)							(12,658)	(12,658)
Other comprehensive loss (Unaudited)					1,362			1,362

Balance at March 31, 2005 (Unaudited)	4,897,691	$49	$30,745	$(64)	$359	$(13,168)	$(162,654)	$(144,733)

The accompanying notes are an integral part of these consolidated financial statements.

Coley Pharmaceutical Group, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,			Three Months Ended
(in thousands)	2002	2003	2004	March 31, 2004	March 31, 2005
				(Unaudited)
Cash flows from operating activities
Net loss	$(19,988)	$(30,510)	$(33,981)	$(10,316)	$(12,658)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,144	1,861	1,844	489	401
Amortization of acquired intangible assets	160	160	160	40	40
Noncash stock compensation expense	2,157	3,038	3,419	767	4,911
Changes in operating assets and liabilities
Accounts receivable	(5,907)	4,497	339	782	(116)
Prepaid expenses and other assets	(506)	(806)	(799)	(432)	115
Deferred royalty expense	169	363	195	50	(29)
Accounts payable	(377)	(1,102)	640	334	(1,088)
Accrued expenses and other liabilities	(533)	2,871	1,143	(307)	215
Deferred revenue	915	(2,797)	(678)	(182)	237

Net cash used in operating activities	(22,766)	(22,425)	(27,718)	(8,775)	(7,972)

Cash flows from investing activities
Purchases of marketable securities	—	(66,003)	(81,013)	(27,000)	(21,000)
Sales of marketable securities	—	52,482	85,000	36,000	29,013
Purchases of property and equipment	(2,588)	(2,955)	(361)	(131)	(21)

Net cash used in investing activities	(2,588)	(16,476)	3,626	8,869	7,992

Cash flows from financing activities
Proceeds from financing of property and equipment	1,070	4,582	—	—	—
Principal payments of capital lease obligations	(663)	(1,410)	(2,286)	(548)	(493)
Foreign taxes paid in conjunction with capital lease financing	—	(111)	—	—	—
Proceeds (repayments) of long-term debt	—	2,400	(2,400)	—	—
(Deposits) release of restricted cash	(1,796)	(334)	2,449	14	56
Proceeds from issuance of common stock	43	46	88	17	47
Proceeds on repayment of shareholder note	—	—	19	—	—
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	3,308	34,267	25,048	—	—
Repurchases of restricted common stock	(19)	(64)	—	—	—

Net cash provided by financing activities	1,943	39,376	22,918	(517)	(390)

Exchange rate effect on cash and cash equivalents	258	(184)	393	(112)	(283)

Net (decrease) increase in cash and cash equivalents	(23,153)	291	(781)	(535)	(653)

Cash and cash equivalents, beginning of period	36,833	13,680	13,971	13,971	13,190

Cash and cash equivalents, end of period	$13,680	$13,971	$13,190	$13,436	$12,537

Supplemental disclosure of cash flow information
Cash paid for interest	$377	$432	$440	$134	$77

The accompanying notes are an integral part of these consolidated financial statements.

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share data)

1. Nature of the Business

Coley Pharmaceutical Group, Inc. (the “Company”) was incorporated on March 17, 1997 under the name CpG ImmunoPharmaceuticals, Inc. The Company is a biopharmaceutical company focused on discovering and developing TLR Therapeutics™, a novel class of drug candidates for cancers, infectious diseases and respiratory disorders. The Company currently has four drugs in clinical trials.

The Company has a limited operating history and has incurred losses from operations since its inception. The Company has an accumulated deficit of $149,996 at December 31, 2004. The Company believes that its available cash and marketable securities, together with the up front payment from Pfizer of $50 million (Note 16) will be sufficient to finance its working capital and capital requirements through at least December 31, 2005.

The Company may be required to raise additional funds through public or private financings, strategic relationships or other arrangements. We cannot assure you that the funding, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants. The Company’s failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategy.

2. Unaudited Pro Forma Presentation

The unaudited pro forma shareholders’ equity as of March 31, 2005 and net loss per share attributable to common shareholders for the year then ended reflect the automatic conversion of all outstanding shares of Series A, Series B, Series C, Series D, Series E, Series F and Series G redeemable convertible preferred stock into 77,876,243 shares of common stock upon the closing of the Company’s initial public offering (“IPO”), which includes 4,409,071 shares of common stock issuable for payment of in kind dividends to the Series F preferred stockholders.

3. Unaudited Interim Financial Statements

The unaudited financial statements as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair statement of the results of these interim periods have been included. The results of operations for the three months ended March 31, 2005 and 2004 are not necessarily indicative of the results that may be expected for the full year.

4. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying Consolidated Financial Statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America and include the accounts of Coley Pharmaceutical Group, Inc. and its wholly-owned subsidiaries, Coley Pharmaceutical GmbH (“Coley GmbH”), Coley Pharmaceutical Group Ltd. (“Coley Ltd.”), Coley Pharmaceutical Group, Ltd., Bermuda

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

(“Coley Bermuda”) and Coley Securities Corporation. All inter-company balances and transactions have eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company invests its available cash primarily in money market funds, mutual funds and U.S. government and other investment grade debt securities that have strong credit ratings. The Company has classified its investments as available for sale and these investments have been recorded at amortized cost plus accrued interest on its consolidated balance sheet, which approximates fair value.

Marketable securities comprise auction rate municipal bonds classified as available-for-sale securities. The Company’s investments in these securities are recorded at cost, which approximates fair market value due to their variable interest rates, which typically reset every 7 to 35 days. As a result, the Company has no cumulative gross unrealized holding gains (losses) or gross realized gains (losses) from these current investments. These securities are classified as current assets, since a market exists which enables the Company to sell these securities before their maturities and they are available to fund general corporate purposes. The Company’s marketable securities at December 31, 2003 and 2004 and at March 31, 2005 were comprised of U.S. municipal debt securities.

The fair value of the marketable securities at December 31, 2004 and at March 31, 2005, by contractual maturity, is shown below.

	December 31, 2004 Fair Value	March 31, 2005 Fair Value
		(Unaudited)
Due after five years through ten years	$2,003	$—
Due after ten years	8,010	2,000

	$10,013	$2,000

Restricted Cash

Restricted cash at December 31, 2004 and at March 31, 2005 relates to a sublease agreement for one of the Company’s facilities. This cash is restricted through the expiration of the sublease on December 31, 2008. Restricted cash transactions in 2002, 2003 and 2004 relate to a one year sublease agreement extension signed in 2002 and the collateralized borrowing of $2,400 from a bank in 2003 which was repaid in full in 2004 (See Note 8).

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. In 2002, 2003, 2004 and the three months ended March 31, 2005, the Company did not experience any bad debt write-offs and has not provided any allowances. The Company’s customers are well capitalized pharmaceutical enterprises and U.S. government agencies which minimize the Company’s credit risk. The Company does not have any off-balance-sheet credit exposure related to its customers.

Property and Equipment

Property and equipment is stated at cost and is depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from one to ten years. Leasehold improvements are depreciated over the lesser of the lease term or estimated useful life. Upon disposal, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the results of operations. Maintenance and repair costs are expensed to operations as incurred.

Acquired Intangible Assets

Our acquired intangible assets consist of three patents that we license from ISIS Pharmaceuticals, Inc. This technology is part of our product candidates licensed to GlaxoSmithKline, sanofi-aventis, Chiron, DARPA, the NIAID and Pfizer. We are amortizing the $1,915 paid for this fully paid up license over the shorter of the patent life or the expected revenue stream from our collaborators (the life is currently estimated as twelve years). Amortization expense pertaining to these patents was $160 in each of 2002, 2003 and 2004. Amortization expense pertaining to these patents was $40 in each of the quarters ended March 31, 2004 and 2005 (unaudited). At December 31, 2004 and March 31, 2005 (unaudited), accumulated amortization of these patents amounted to $638 and $678, respectively. Amortization expense for these patents will be $160 per year through 2012.

Impairment of Long-Lived Assets

In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews the recorded values for long-lived assets (which include acquired intangibles and property and equipment) for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable.

Revenue Recognition

The Company generates revenue from two primary sources: research and development agreements with strategic partners related to the development and commercialization of the Company’s product candidates and grant or cost reimbursement arrangements with government agencies.

The timing of cash received from the Company’s research and development agreements differs from revenue recognized. The Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”) and the Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). Payments received in advance of revenue recognized are recorded as deferred revenue.

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

Following the accounting pronouncements above, revenue is recognized when the following criteria have been met:

1. Persuasive evidence of an arrangement exists;

2. Delivery has occurred and risk of loss has passed;

3. The seller’s price to the buyer is fixed or determinable; and

4. Collectability is reasonably assured.

Collaborative Agreements

The Company receives payments from its collaborators for licenses to its technology and know-how and as reimbursement for discovery and screening efforts (collaborative research) conducted on their behalf. These payments are generally non-refundable.

License fees may be paid up-front upon the signing of a research and development agreement. In accordance with SAB 104 and EITF 00-21, the Company believes these payments are not separable from the payments related to contract discovery and screening services the Company provides. Accordingly, the Company treats these arrangements as one unit of accounting for financial accounting purposes and recognizes up-front payments as revenue over the period of the Company’s performance. Revenue from discovery and screening agreements is recognized as services are performed under those agreements.

The Company’s collaborative agreements also include contingent payments that can be earned upon its achieving predefined objectives or upon its collaborator achieving development or commercialization milestones using its technology. The Company follows the substantive milestone method for recognizing contingent payments.

•	If a milestone is earned related to the Company’s performance, it evaluates whether substantive effort was involved in achieving the milestone. Factors the Company considers in determining whether a milestone is substantive and can be accounted for separately from an upfront payment include assessing the level of risk and effort in achieving the milestone, the timing of its achievement relative to the upfront payments, and whether the amount of the payment was reasonable in relation to the Company’s level of effort. If these criteria are met, the Company recognizes the milestone payment when it is earned.

•	If the Company determines the milestone is not substantive or the milestone relates to activities performed by its collaborators, the Company treats the milestone payments as contingent license fees and will recognize revenue for the milestone payment over the period of the Company’s performance, similar to upfront payments. In the period that the contingent payment is earned, the Company will record a cumulative catch up to revenue for the proportionate amount that related to the Company’s past performance and the remainder is deferred and recognized as the Company completes its performance obligations. If the Company has no further performance obligations, the contingent payments are recognized when earned.

Product royalties are recognized as received from the Company’s collaborators.

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

Government Contracts and Grants

Revenue under government grants or cost reimbursement contracts is recognized as the Company performs the underlying research and development activities.

Deferred Royalty Fees

Royalty fees represent payments or accruals to in-license technology from third parties (“licensors”) where the Company generally obtains rights to develop and commercialize products covered by the licensed technology. These licensors are primarily the University of Iowa Research Foundation (“UIRF”) and the Ottawa Health Research Institute (“OHRI”). As of December 31, 2003 and 2004, and March 31, 2005 (unaudited), the Company had accrued license fees payable to UIRF of $1,836, $2,607 and $2,639, respectively.

The Company’s license agreements generally require royalty payments to the licensor based on the sale of products covered by the licensed technology. The Company also has the right to sublicense the technology to third parties and is required to pay the licensor part of any sublicense fees the Company receives. Deferred royalty fees represent payments or accruals to licensors that have been deferred and will be recognized as expense as the Company recognizes the related revenue under its collaborative research and development agreements.

During 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005 (unaudited), the Company amortized deferred royalty fee expense of approximately $489, $489, $203, $51 and $51, respectively, related to the OHRI and UIRF agreements. In 2002, 2003 and 2004, the Company also immediately recognized $640, $8 and $650, respectively, in royalty fee expense for milestone payments received. No such amounts were recorded in 2004 and 2005.

Deferred royalty fees included on the consolidated balance sheet totaled approximately $3,183, $2,988 and $3,017 at December 31, 2003, 2004 and March 31, 2005 (unaudited), respectively. Total royalty fee expense recognized in the consolidated statement of operations was approximately $1,129, $522, $878, $76 and $76 in 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005, respectively.

Research and Development Expenses

Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries and benefits, facilities costs, clinical trial and related supply costs, patent expenses, pass-through government contract costs, contract services, stock compensation expense, depreciation and amortization expense and other related costs.

Stock-Based Compensation Plans

The Company applies the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), in accounting for employee stock options, and present disclosure of pro forma information required under SFAS No. 123, Accounting for Stock Based Compensation (“SFAS No. 123”). We amortize compensation expense related to employee stock options on a straight line basis over the applicable vesting period.

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

The Company accounts for equity instruments issued to non-employees, including members of its Scientific Advisory Board, in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-based Compensation—Transition and Disclosure—An Amendment of SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which require such equity instruments to be recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. We amortize compensation expense related to non-employee stock options in accordance with FIN No. 28.

Had compensation expense for the Company’s employee stock-based compensation plan been accounted for based on the fair value method of SFAS No. 123, the Company’s net loss attributable to common shareholders for the years ended December 31, 2002, 2003 and 2004 and for the quarters ended March 31, 2004 and 2005 would have been the pro forma amounts indicated below:

	2002	2003	2004	March 31, 2004	March 31, 2005
				(Unaudited)
Net loss attributable to common shareholders, as reported	$(26,401)	$(16,142)	$(37,143)	$(11,055)	$(13,432)
Add back: stock-based employee compensation expense included in reported net loss	3,268	3,295	3,108	761	4,741
Deduct: stock-based employee compensation expense determined under the fair value method for all awards	(3,918)	(3,764)	(4,008)	(995)	(4,983)

Pro Forma net loss attributable to common shareholders	$(27,051)	$(16,611)	$(38,043)	$(11,289)	$(13,674)

Net loss per share attributable to common shareholders (basic and diluted)
As reported	$(5.77)	$(3.54)	$(8.15)	$(2.45)	$(2.81)

Pro Forma	$(5.92)	$(3.64)	$(8.36)	$(2.49)	$(2.86)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable years ended December 31, 2002, 2003 and 2004 and for the quarters ended March 31, 2004 and 2005:

	2002	2003	2004	March 31 2004	March 31 2005
				(Unaudited)
Risk-free interest rate	4.00%	4.00%	4.06%	4.06%	4.50%
Expected dividend yield	0%	0%	0%	0%	0%
Expected option life	10 years	10 years	7 years	7 years	7 years
Expected stock price volatility	0%	0%	0%	0%	0%

The effects of applying the provisions of SFAS No. 123 on net loss as stated above is not necessarily representative of the effects on reported income or loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options that may be granted in future years. In addition, as of April 20, 2005 the Company filed to become a publicly traded company, and will be required to include a volatility factor in the fair value calculation subsequent to that date, which may significantly increase stock compensation expense.

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

Income Taxes

The Company accounts for income taxes under the asset and liability method that requires the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities. The Company provides a valuation allowance on net future tax assets when it is more likely than not that such assets will not be realized.

Foreign Currency

The Company’s foreign subsidiaries, Coley GmbH, Coley Canada, and Coley Bermuda have designated the Euro, the Canadian dollar, and the U.S. dollar, respectively, as their functional currencies. Financial statements of these foreign subsidiaries are translated to U.S. dollars for consolidation purposes using current rates of exchange for assets and liabilities; equity is translated using historical exchange rates; and revenue and expense amounts are translated using the average exchange rate for the period. Net unrealized gains and losses resulting from foreign currency translation are included in “Accumulated other comprehensive loss,” a separate component of shareholders’ deficit.

Subsequent to the issuance of its financial statements for the year ended December 31, 2004, management discovered that property and equipment at Coley Ltd. and Coley GmbH was previously translated at historical rates of exchange, rather than at the respective period end exchange rates, as required by accounting principles generally accepted in the U.S. The effect of this error was to understate property and equipment and overstate shareholders’ deficit at each balance sheet date, with a corresponding overstatement of comprehensive loss for each respective period. The cumulative effect of this error as of December 31, 2004 was $1,500. The Company recorded this amount as an out-of-period adjustment in the quarter ended March 31, 2005, which resulted in an increase in property and equipment and a decrease in shareholders’ deficit, and a corresponding decrease in comprehensive loss for the period. The error did not impact net loss attributable to common shareholders or cash flows for any period presented. The Company does not believe such adjustment to be material to either the March 31, 2005 financial statements, or to the projected financial statements for the year ended December 31, 2005. In addition, the Company does not believe that the impact of the error was material to any previous historical period.

The Company realizes transactional gains and losses from reimbursing its foreign subsidiaries for their costs incurred under the Company’s research and development agreements. In addition, Coley Canada holds U.S. dollar denominated debt. Remeasurement gains of this debt were approximately $496 and $117 for 2003 and 2004, respectively. The Company had a remeasurement loss of $12 for the three months ended March 31, 2005 (unaudited). Gains and losses from foreign currency transactions and remeasurement gains and losses on the Canadian held U.S. dollar denominated debt are included in the consolidated statements of operations.

The Company enters into forward foreign exchange contracts, principally to hedge the impact of currency fluctuations on certain inter-company balances. The periods of these forward contracts typically range from one to three months and have varying notional amounts which are intended to be consistent with changes in inter-company balances. Gains and losses on these forward foreign exchange contracts are recorded in the consolidated statement of operations as other income and expense. The Company did not have any open forward foreign-exchange contracts at December 31, 2003 or 2004. The Company had two open forward foreign-exchange contracts at March 31, 2005 with an unrealized loss of $9 (unaudited).

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

Fair Value of Financial Instruments

The Company’s financial instruments consist mainly of cash, cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses, capital lease obligations and notes payable. The carrying values of these short-term financial instruments approximate their fair value due to the short-term nature of these instruments. The fair value of the long-term lease and notes payable obligations is not materially different from their recorded values.

Concentration of Credit Risk

The Company’s financial instruments that potentially subject it to concentrations of credit risk consist principally of cash equivalents, marketable securities, restricted cash and accounts receivable. The Company attempts to limit its credit risk associated with cash equivalents and marketable securities by utilizing outside investment managers to place its investments with highly rated corporate and financial institutions. The Company’s management does not believe significant risk exists in connection with its concentrations of credit at December 31, 2004, since its customers are large well-capitalized pharmaceutical companies or government agencies.

The U.S. government was responsible for 38%, 99% and 100% of the Company’s accounts receivable balance at December 2003, 2004 and March 31, 2005 (unaudited), including unbilled accounts receivable of $374, $469 and $487, respectively. Chiron Corporation was responsible for 62% of the Company’s accounts receivable at December 31, 2003.

The U.S. government was responsible for 39%, 29%, 58%, 77% and 84% of the Company’s consolidated revenues for the years ended December 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005 (unaudited), respectively. Sanofi-aventis was responsible for 39%, 56%, 36%, 0% and 0% of the Company’s consolidated revenues for the years ended December 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005 (unaudited), respectively. GlaxoSmithKline was responsible for 22%, 11%, 5%, 9% and 14% of the Company’s consolidated revenues for the years ended December 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005 (unaudited), respectively.

Segment Information

Management uses consolidated financial information in determining how to allocate resources and assess financial performance. For this reason, the Company has determined that it is principally engaged in one operating segment. The Company’s companywide product development efforts are primarily in the area of prevention and treatment of cancer and selected infectious diseases and the Company collaborates with third parties for the development of product candidates for other infectious diseases, asthma and allergies, and cancer vaccines.

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

Data for the geographic regions in which the Company operates is presented below:

		2003	2004	March 31, 2005
				(Unaudited)
Long-lived tangible assets
United States		$525	$226	$183
Germany		1,205	743	1,142
Canada		3,767	3,045	3,766

Total long-lived tangible assets		$5,497	$4,014	$5,091

	2002	2003	2004	March 31, 2004	March 31, 2005
				(Unaudited)
Revenue
United States	$14,199	$6,492	$13,985	$1,658	$1,758
Germany	—	—	—	—	—
Canada	—	56	359	254	32

Total revenue	$14,199	$6,548	$14,344	$1,912	$1,790

Non Cash Charges

The Company records non-cash charges (stock-based compensation, depreciation and amortization) among its consolidated statements of operations captions: “research and development” and “general and administrative” expenses.

The Company records its stock-based compensation expense on an employee specific basis. The Company allocates depreciation and amortization expense primarily based upon the underlying asset’s deployment.

Non-cash stock-based compensation and depreciation and amortization expense included within research and development and general and administrative expenses are as follows:

	2002	2003	2004	March 31, 2004	March 31, 2005
				(Unaudited)
Stock based compensation:
Research and development	$1,475	$1,614	$1,653	$403	$2,670
General and administrative	682	1,424	1,766	365	2,241

Total stock based compensation	$2,157	$3,038	$3,419	$768	$4,911

	2002	2003	2004	March 31, 2004	March 31, 2005
				(Unaudited)
Depreciation and amortization:
Research and development	$1,015	$1,753	$1,809	$474	$410
General and administrative	289	268	195	55	31

Total depreciation and amortization	$1,304	$2,021	$2,004	$529	$441

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

Comprehensive Loss

Comprehensive loss is comprised of net loss and certain changes in shareholders’ equity that are excluded from net loss. The Company includes foreign currency translation adjustments in its comprehensive loss.

Mandatorily Redeemable Preferred Stock

Mandatorily redeemable preferred stock is defined as any preferred stock that may be redeemed by the holder based on facts and circumstances not in the Company’s control. Preferred stock is initially recorded at proceeds less issuance costs (“net proceeds”). If the preferred stock is issued with warrants, the net proceeds are allocated to the preferred stock and warrants based upon their relative fair values. Subsequently, the carrying value of redeemable preferred stock is accreted to its redemption value at each balance sheet date. Accretion is affected through charges (1) against retained earnings, then (2) against additional paid-in capital until it is reduced to zero and then (3) to accumulated deficit. The Company also assesses whether a beneficial conversion charge should be recorded if the fair value of the common stock to be received upon the conversion of the preferred stock exceeds the recorded value. The excess value, if any, is treated as a charge to net loss attributable to common shareholders.

Earnings Per Share

The computations of basic and diluted loss per common share are based upon the weighted average number of common shares outstanding and potentially dilutive securities. Potentially dilutive securities include stock options, warrants and convertible preferred stock. Options, warrants to purchase shares of common stock and shares to be issued upon conversion of the convertible preferred stock aggregating 14,379,318, 74,521,436, 96,785,691, 95,303,504 and 101,021,144 were not included in the 2002, 2003, 2004 and March 31, 2004 and 2005 (unaudited) computation of diluted loss per share, respectively, because inclusion of such shares would have an anti-dilutive effect.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), which amends SFAS No. 123. The standard set forth in SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the consolidated statements of operations based on their fair values. The pro forma disclosure previously permitted under SFAS No. 123 will not be an acceptable alternative to recognition of expenses in the financial statements. The standard is effective for public companies for annual periods beginning after June 15, 2005. The Company expects the adoption of SFAS No. 123(R) will have a material impact on its results of operations and net loss per share. The Company is currently in the process of evaluating the extent of such impact.

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

5. Property and Equipment

Property and equipment consists of the following:

Asset Classification	Estimated Useful Life (Years)	December 31, 2003	December 31, 2004	March 31, 2005
				(Unaudited)
Equipment	3-10	$2,838	$2,991	$3,882
Computer hardware and software	1-3	2,522	2,632	2,918
Furniture and fixtures	3-5	627	634	782
Leasehold improvements	1-10	3,347	3,350	4,135

		9,334	9,607	11,717

Less: accumulated depreciation and amortization		(3,837)	(5,593)	(6,626)

Net book value		$5,497	$4,014	$5,091

Depreciation and amortization expense for the years ended December 31, 2002, 2003 and 2004 was $1,144, $1,861 and $1,844, respectively. Depreciation and amortization expense for the three months ended March 31, 2004 and 2005 was $489 and $401, respectively (unaudited). Depreciation expense on assets held under capital leases for the years ended December 31, 2002, 2003 and 2004 was $627, $969 and $1,108, respectively. Depreciation expense on assets held under capital leases for the three months ended March 31, 2005 was $259 (unaudited).

At December 31, 2003 and 2004, assets held under capital leases consisted of $2,634 for equipment, $1,260 for computer hardware and software and $2,928 for leasehold improvements. At March 31, 2005 (unaudited), assets held under capital leases consisted of $3,225 for equipment, $1,349 for computer hardware and software and $3,548 for leasehold improvements.

The Company retired approximately $88 of fully depreciated lab equipment in 2004.

6. Employee Notes Receivable

In May 2001, in connection with the relocation to Massachusetts of the primary residence of an officer, the Company authorized a loan in the aggregate principal amount of $750 of which he borrowed $500. The loan was made pursuant to a promissory note bearing interest at an annual rate of seven percent (7%) and payable in full on May 6, 2006. The officer’s primary residence and 843,000 of the shares of the common stock of the Company held by the officer collateralize this loan. As of December 31, 2004 and March 31, 2005 (unaudited), the Company has accrued $130 and $138, respectively, in interest in connection with this loan. The Company believes the residence provides sufficient collateral for this note receivable.

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

7. Accrued Expenses

Accrued	expenses consist of the following:

	December 31, 2003	December 31, 2004	March 31, 2005
			(Unaudited)
Accrued payroll and benefits	$1,970	$1,392	$855
Accrued professional fees	459	845	1,319
Accrued contract research	1,836	2,652	2,722
Accrued clinical expenses	2,035	2,167	2,303
Accrued miscellaneous fees and services	77	347	445
Accrued rent, taxes and other	348	287	260

Total accrued expenses	$6,725	$7,690	$7,904

8. Long-Term Debt and Capital Lease Obligations

GE Capital Lease Facility

The Company has a global capital lease facility agreement (the “GE Facility”) with General Electric Capital Corporation (“GECC”) allowing for eligible equipment purchases, primarily for new leasehold improvements, laboratory and computer hardware equipment. Based on the terms of the agreement and the type of underlying equipment, each lease extends for a period of 36 or 48 equal monthly payments. The last obligation under this facility expires in 2006. Fixed asset purchases under the GE Facility are recorded on the Company’s consolidated balance sheet at cost with a related liability to GECC recognized.

In conjunction with the GE Facility, the Company provided GECC with preferred stock warrants with an exercise price at the Company’s Series F preferred stock share price (37,954 warrants at $1.42276 per Series F preferred share). In 2004, the Company amended the GE Facility, replacing its cash covenant with a blanket lien on its tangible assets as well as a negative pledge on its intellectual property.

Under the GE Facility, during 2002 and 2003, the Company borrowed $1,070 and $4,582, respectively, to finance leasehold improvements, research and office equipment and computer hardware. During 2002, 2003 and 2004, the Company made principal payments of $663, $1,410 and $2,286 to GECC.

At December 31, 2004, future payments of principal and interest on the Company’s existing GECC debt were due as follows:

Fiscal Year Ending December 31,	Amount of Principal and Interest Payments
2005	$1,887
2006	782

Total payments	2,669
Less: interest	(155)

Total principal payments	$2,514
Less: current portion	1,753

Total long-term principal payments	$761

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

Research and Development Funding

Coley GmbH has borrowed €1,534 (approximately $2,092) from a German bank to fund the early development of the Company’s technology. The loan expires and the principal is due on December 31, 2007 and bears interest at six percent (6%) annually, payable on March 31 and September 30 of each year. Accordingly, the loan has been presented as long-term debt on the accompanying consolidated balance sheets as of December 31, 2003 and 2004.

In addition to the six percent (6%) annual interest, a contingent fee of six percent (6%) per annum, with a minimum of thirty percent (30%) of the loan, is payable at the expiration of the loan or upon repayment if before the expiration date. This contingent fee is payable if the bank, in its sole discretion, determines that Coley GmbH is in a good economic situation. The Company has accrued additional interest of $878 related to this fee, representing the amount that would be due if the loan was terminated as of December 31, 2004. This contingent fee, which amounted to $862 at March 31, 2005 (unaudited), is convertible into common stock, at the holder’s option, if the borrower’s common stock becomes publicly traded. The conversion ratio is determined by the market value of the publicly traded stock.

Fleet Term Loan

In 2003, the Company entered into a $2,400 term loan agreement with Fleet National Bank (“Fleet”), which had required cash collateralization in the amount of the loan principal. In 2004, the Company repaid the balance in full. Total interest paid in connection with this loan was $44.

9. Redeemable Convertible Preferred Stock

Financing History

Since the Company’s inception it has raised gross proceeds of approximately $145,621 through the issuance and sale of convertible preferred stock in private placement transactions.

	Date	Shares	Proceeds
Series A	March 1997	1,530,000	$750
Series B	July 1997	591,000	2,000
Series C	July 1999	4,355,000	13,724
Series D	September 2000	3,759,088	39,977
Series E	October 2000	1,815,992	28,969
Series F	August 2003	24,600,073	35,000
Series G	August 2004	20,476,068	25,201

		57,127,221	$145,621

In 2004, the Company issued an aggregate of 20,476,068 shares of Series G preferred stock, at a price of approximately $1.23 per share, resulting in cash proceeds net of issuance costs of approximately $25,052.

In 2003, the Company issued an aggregate of 24,600,073 shares of Series F preferred stock, at a price of approximately $1.42 per share (an effective price of $1.23 per common stock-equivalent share), resulting in gross

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

cash proceeds net of issuance costs of approximately $34,267. In connection with this financing, the Company also issued warrants for the purchase of up to an aggregate of 8,531,134 shares of its common stock at an exercise price of $1.23 per share. These warrants are currently exercisable and expire in 2010.

The Company sometimes refers to its Series F preferred stock and Series G preferred stock together as the “Senior Preferred Stock” due to certain special rights they possess.

Prior to 2003, the Company issued an aggregate of 1,530,000 shares of Series A preferred stock, 591,000 shares of Series B preferred stock, 4,355,000 shares of Series C preferred stock, 3,759,088 shares of Series D preferred stock, and 1,815,992 shares of Series E preferred stock. The Company sometimes refers to these shares of its preferred stock as the “Junior Preferred Stock.”

The following table depicts the preferred stock values at December 31, 2002, 2003, 2004 and March 31, 2005:

	Series F Convertible Preferred Stock	Series G Convertible Preferred Stock	Series A-E Convertible Preferred Stock	Series C Preferred Treasury Stock	Total Convertible Preferred Stock
Balance January 1, 2002	$—	$—	$94,720	$(3,749)	$90,971
Issuance of Series E shares			3,308		3,308
Dividends accreted			6,413		6,413

Balance December 31, 2002	$—	$—	$104,441	$(3,749)	$100,692
Issuance of Series F shares	31,266		—		31,266
Retirement of treasury stock			(3,749)	3,749	—
Dividends accreted	846		4,297		5,143
Accretion of common share warrants issuance costs	172		—		172
Elimination of dividends accreted on Junior Preferred Stock	—		(19,724)		(19,724)

Balance December 31, 2003	$32,284	$—	$85,265	$—	$117,549
Dividends accreted	2,517		—		2,517
Accretion of common share warrants issuance costs	516		—		516
Repurchase of Series E shares			(3)		(3)
Issuance of Series G shares		25,052	—		25,052

Balance December 31, 2004	$35,317	$25,052	$85,262	$—	$145,631
Dividends accreted	646		—		646
Accretion of common share warrants issuance costs	129		—		129

Balance March 31, 2005 (unaudited)	$36,092	$25,052	$85,262	$—	$146,406

Redemption

The holders of at least a majority of the Company’s outstanding Senior Preferred Stock may require that the Company redeem all outstanding Senior Preferred Stock in three equal annual installments at any time on or after August 31, 2009 by paying in cash an amount per share equal to the original purchase price plus any declared but unpaid dividends. To the extent that the Company may not legally redeem any shares of Senior Preferred Stock at that time, the redemption must take place as soon thereafter as it is legally permitted.

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

Dividends

Holders of shares of Series F preferred stock are entitled to dividends at a rate of seven percent (7%) per annum on the original purchase price of the Series F preferred stock. This dividend is payable “in kind” (i.e., in additional shares of Series F preferred stock) for a period of three years following the original issuance of the shares and thereafter, at the Company’s election, either in kind, in cash or in a combination. This dividend is cumulative, accrues, and is guaranteed.

The dividends are being accreted over the period from issuance to the redemption date as an increase to the value of the preferred stock with an offsetting reduction to common stock paid in capital. This accretion increases the net loss attributable to common shareholders.

The Company issued an aggregate of 1,722,034 additional shares of Series F preferred stock in 2004 as in kind dividends and it is obligated to issue an aggregate of approximately 1,842,576 and 1,971,557 additional shares of Series F preferred stock as in kind dividends during calendar years 2005 and 2006, respectively. In the event that, prior to the issuance of these in kind dividend shares, the Company is liquidated, dissolved or wound up or the Series F preferred stock is converted into common stock, the Company will be required to issue these in kind dividend shares at that time. These shares have been included in the liquidation value of $154,865 at December 31, 2004.

All accruing dividends on the Company’s Series F preferred stock must be paid before any dividends may be paid on its Series G preferred stock, Junior Preferred Stock or common stock. The Company also cannot pay dividends on its Series G preferred stock, Junior Preferred Stock or common stock at a rate greater than the rate at which its pays dividends on the Series F preferred stock.

The holders of Series G preferred stock, subject to the rights of the Series F preferred stock but in preference to the rights of the Junior Preferred Stock and common stock, may receive a dividend at a rate of seven percent (7%) per annum at the discretion of the Company’s Board of Directors. This dividend is neither cumulative nor guaranteed.

Liquidation Preference

In the event of the Company’s liquidation, dissolution or winding-up, the holders of shares of its preferred stock are entitled to receive in preference to the holders of common stock, in the order set forth in the table below, an amount for each share of preferred stock set forth in the table, together with all dividends declared but unpaid thereon, and, in the case of the Series F preferred stock, all accruing dividends through the date of such liquidation, dissolution or winding-up. Unless otherwise elected by the holders of a majority of the outstanding shares of Senior Preferred Stock, each of the following shall be considered a “liquidation” requiring payment of these preferential amounts:

•	the Company’s consolidation or merger with or into any other entity which results in the exchange of a majority of the Company’s outstanding shares for securities or other consideration issued or paid by any such entity;

•	the sale of all or substantially all of the Company’s assets; and

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

•	the sale, exchange or transfer by the Company’s stockholders, in a single transaction or series of related transactions, of capital stock representing a majority of the combined voting power of the Company’s then issued and outstanding capital stock

Order of Payment	Series of Preferred Stock	Liquidation Preference Per Share
1	Series F Preferred Stock Series G Preferred Stock	$2.84552 $1.23078
2	Series E Preferred Stock	$7.97599
3	Series D Preferred Stock	$5.31732
4	Series C Preferred Stock Series B Preferred Stock	$1.85590 $1.69214
5	Series A Preferred Stock	$0.24510

After payment in full of these liquidation preferences, the holders of Senior Preferred Stock, Series C preferred stock, Series B preferred stock, Series A preferred stock and common stock shall participate (on an as-if-converted to common stock basis) in any distribution of remaining assets.

Conversion Rights

Each holder of preferred stock has the right to convert any of their shares of preferred stock into shares of common stock at any time. As of December 31, 2004, each share of preferred stock was convertible into the number of shares of common stock set forth in the column entitled “Conversion Ratio” in the table below. The conversion ratios set forth below are subject to future “Weighted Average” anti-dilution adjustments, where conversion ratios are reduced using an averaging convention giving effect to the number of shares issued in a dilutive financing. Each share of preferred stock will automatically be converted into shares of common stock based upon the applicable Conversion Ratio upon the earliest to occur of the following events: (i) the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the Company’s account to the public at a price per share of at least $3.69234 and resulting in the Company’s receipt by of aggregate gross proceeds of at least $40 million, or (ii) the written election of the holders of a majority of the Series F preferred stock.

Series	Conversion Ratio
Series A preferred stock	1.0000000
Series B preferred stock	1.6545758
Series C preferred stock	1.7110577
Series D preferred stock	2.2210669
Series E preferred stock	2.3460440
Series F preferred stock	1.1559824
Series G preferred stock	1.0000000

The conversion ratio of the Series B through E was 1-for-1 prior to our Series F financing (see “Restructuring of Series A through E Preferred Stock” below).

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

Voting Rights

The holders of Series F preferred stock are entitled to elect two of the Company’s directors, the holders of Junior Preferred Stock are entitled to elect two of the Company’s directors and the holders of all of preferred stock and common stock, voting together on an as-if converted basis, are entitled to elect the remaining three directors. Except with respect to the election of directors and with respect to certain protective provisions that may be waived only by the holders of a majority of the Series F preferred stock, holders of preferred stock vote together with the holders of common stock on an as-if-converted basis.

Restructuring of Series A Through E Preferred Stock

Prior to the closing of the Company’s Series F preferred stock financing in 2003, the Company restructured its capital stock to amend certain rights of the Series A through E preferred stockholders.

The terms of the Series A through E preferred stock were amended as follows:

•	The liquidation preference for each series was reduced by fifty percent (50%).

•	The conversion prices were adjusted to reflect dilution caused by the Series F financing.

•	Anti-dilution rights were conformed to the Series F preferred stock investors (i.e., no adjustment will be made for dilutive financings unless the per share price of the dilutive financing is below the then applicable conversion price of the Series F preferred stock).

•	Voting rights of the Existing Preferred were modified such that the Existing Preferred stockholders could only vote together with the common stockholders on an as-if-converted basis and had no other voting rights except as required by law. As long as 33% of the Existing Preferred shares remained outstanding, the holders of Existing Preferred, voting together as a single class, are entitled to elect two directors.

The Existing Preferred gave up their rights to all past and future dividends and all prior dividends accrued on the Existing preferred. As a result, all previously accrued dividends amounting to approximately $19,724 were eliminated in 2003.

Warrants

In 2003, the Company issued GECC 37,954 Series F preferred warrants at an exercise price $1.42 per warrant. These warrants are exercisable immediately, terminate on the seventh anniversary of the date of issuance and have the same conversion ratio into common shares as the Series F preferred stock. The fair value of the warrants was not significant.

In connection with the Series F preferred financing, the Company issued warrants for the purchase of up to 8,531,134 shares of common stock at an exercise price of $1.23 per share. The warrants are exercisable immediately and terminate on the seventh anniversary of the date of issuance. The warrants were allocated $3,002 of the Series F proceeds.

In connection with the Series C preferred financing, the Company issued 674,000 Series C preferred warrants at an exercise price of $3.71 per share. The warrants are exercisable immediately, terminate on the tenth anniversary of the date of issuance and have the same conversion ratio into common shares as the Series C preferred stock. The warrants were allocated $964 of the proceeds.

All of the warrants described above were outstanding at December 31, 2004 and March 31, 2005 (unaudited).

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

10. Common Stock

As of December 31, 2004, the Company had 125,000,000 shares of common stock authorized and 4,719,094 shares issued and outstanding. The Company reserves and keeps available at all times, solely for the purpose of issuance upon the conversion of preferred stock and exercise of stock options and warrants, such number of shares of common stock as shall then be issuable upon the conversion of all outstanding preferred stock and exercise of outstanding stock options and warrants.

11. Stock Option Plan

In 1997, the Company adopted the 1997 Stock Option Plan (“1997 Plan”). The 1997 Plan provides for the grant of either incentive stock options or nonqualified stock options to employees, directors, and consultants for the purchase of the Company’s common stock. In 2004, the Company’s Board of Directors increased the shares available under the 1997 Plan to 16,239,375. The stock options typically vest over a period of up to four years and are immediately exercisable for shares of restricted stock that are subject to a repurchase right by the Company. If an option holder ceases to be an employee, director, or consultant of the Company, we have the option to purchase from the optionee unvested shares at a per share price equal to the exercise price per share. The repurchase right applies to any unvested shares and expires as the shares vest, usually over four years. As of March 31, 2005 (unaudited) the Company had received approximately $30 related to the early exercise of options. The stock options typically expire ten years from the date granted. When an optionee ceases to be an employee, director, or consultant of the Company, such options terminate either upon or shortly after termination of employment or the provision of services.

A summary of stock option activity is as follows:

	2002		2003		2004		March 31, 2005
	Number of Shares	Weighted Average Exercise Price per Share	Number of Shares	Weighted Average Exercise Price per Share	Number of Shares	Weighted Average Exercise Price per Share	Number of Shares	Weighted Average Exercise Price per Share
							(Unaudited)
Options outstanding, beginning of period	1,517,100	$2.34	1,656,358	$2.73	8,655,406	$0.66	10,001,855	$0.60
Granted	335,420	4.00	7,309,354	0.27	1,734,078	0.25	4,482,670	0.25
Canceled	(130,264)	—	(289,556)	—	(187,752)	—	(75,452)	—
Exercised	65,898	0.65	20,750	2.26	199,877	0.44	178,597	0.27

Options outstanding, end of period	1,656,358	$2.73	8,655,406	$0.66	10,001,855	$0.60	14,230,476	$0.49

Options vested	624,976	$1.66	1,786,380	$1.49	3,172,860	$1.00	5,000,276	$0.82

Options available for grant	1,040,624		3,727,756		4,608,426		201,208
Weighted average fair value per share of options granted during the year		$14.20		$0.65		$1.91		$2.80
Options granted at less than fair value	335,420		7,309,354		1,734,078		4,482,670

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

The following table summarizes information about stock options outstanding at December 31, 2004:

Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares Vested	Weighted Average Exercise Price for Vested Options
$0.05	100,000	2.6 years	$0.05	100,000	$0.05
0.25	8,531,095	9.0 years	0.25	1,988,480	0.25
0.41	160,000	4.9 years	0.41	160,000	0.41
0.80	12,000	8.4 years	0.80	8,250	0.80
1.00	139,729	8.3 years	1.00	72,289	1.00
1.06	55,500	5.7 years	1.06	55,500	1.06
2.00	182,863	6.3 years	2.00	164,020	2.00
3.00	88,000	6.8 years	3.00	74,996	3.00
3.71	12,000	2.7 years	3.71	12,000	3.71
4.00	720,668	7.1 years	4.00	537,325	4.00

	10,001,855	8.6 years	$0.60	3,172,860	$1.00

Employee Grants

During the years ended December 31, 2002, 2003, 2004 and the three months ended March 31, 2005 (unaudited), in connection with the grant of stock options to employees, the Company recorded deferred stock compensation of $2,740, $2,669, $2,755 and $11,351 respectively, representing the difference between the exercise price and the estimated fair value for financial reporting purposes of the Company’s common stock on the date these stock options were granted.

Deferred stock-based compensation expense is included as a reduction of shareholders’ equity and is being amortized over the vesting period of the individual award, generally four years. During the years ended December 31, 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005 (unaudited), the Company recorded amortization of deferred stock-based compensation related to these employee stock options of approximately $3,268, $3,295, $3,108, $179 and $4,741, respectively. At December 31, 2002, 2003, 2004 and March 31, 2004 and 2005 (unaudited), approximately $8,807, $7,017, $6,562, $6,435 and $13,168, respectively, of deferred stock-based compensation expense related to employee stock options remained unamortized.

Unamortized deferred stock-based compensation expense on forfeited options is recorded to additional paid-in capital.

Option Grants to Non-employees

The Company issued options to purchase common stock under its 1997 Plan at fair market value to consultants, Scientific Advisory Board Members and other non-employees totaling 19,920, 443,354, 200,000 and 31,000 shares during 2002, 2003, 2004 and the three months ended March 31, 2005 (unaudited), respectively. These options vest over various periods approved by the Company’s Board of Directors.

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

The assumptions used in the calculation of fair value of these non employee grants are:

	2002	2003	2004	March 31, 2005
				(Unaudited)
Risk-free interest rate	5.00%	5.00%	4.47%	4.50%
Expected dividend yield	0%	0%	0%	0%
Expected option life	10 years	10 years	10 years	10 years
Expected stock price volatility	80%	80%	80%	80%

Stock-based compensation expense related to these options is amortized to operations over the vesting period of the related stock options. In 2002 and 2003, due to a decline in the estimated fair market value of the Company’s common stock, the Company recorded a reversal of previously recorded stock-based compensation expense of approximately $1,111 and $257, respectively. In 2004 and for the three months ended March 31, 2004 and 2005 (unaudited), the Company recorded stock-based compensation expense of approximately $311, $7 and $170, respectively.

12. Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). SFAS No. 109 requires that the Company record deferred tax assets and liabilities based upon the future tax consequence of differences between the book and tax basis of assets and liabilities, and other tax attributes, using future expected enacted tax rates. Deferred income tax expense or credits are based on changes in the value of the asset or liability from period to period. A valuation allowance is recorded against deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. SFAS No. 109 requires that the Company assess the ability to realize deferred tax assets based upon this “more likely than not standard” and provide a valuation allowance for any tax assets not deemed realizable under this standard.

In 2002, 2003 and 2004 management determined that it was more likely than not that the company would be able to realize certain of its deferred tax assets related to its Canadian operations. As a result, the company recorded a deferred tax benefit of $169 in 2002 and based on revised expectations of Canadian income in 2003, management recorded deferred tax expense of $25 in 2003. In 2004, current tax expense of $102 relates to Canadian provincial taxes.

The components of the income tax provision (benefit) from continuing operations for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004
Current
Foreign	$—	$—	$102

	$—	$—	$102

Deferred
Foreign	$(169)	$25	$—

	$(169)	$25	$—

Provision (benefit) for income taxes	$(169)	$25	$102

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

For financial reporting purposes, the Company’s loss before income taxes includes the following components for the years ended December 31, 2002, 2003 and 2004:

	2002	2003	2004
Domestic—US	$(11,068)	$(19,285)	$(24,236)
Foreign	(9,089)	(11,200)	(9,643)

Total	$(20,157)	$(30,485)	$(33,879)

A reconciliation of the Company’s effective tax rate to the U.S. federal statutory tax rate is as follows:

	2002	2003	2004
Federal statutory rate	(34.0)%	(34.0)%	(34.0)%
Foreign taxes	14.6	14.0	10.6
State tax, net of Federal benefit	(2.7)	(3.9)	(3.9)
Other	2.0	(2.0)	2.4
Change in valuation allowance	19.2	26.0	25.2

Effective tax rate	(0.9)%	0.1%	0.3%

The components of the deferred tax assets (liabilities) at December 31, 2003 and 2004, respectively, consist of the following:

	2003	2004
Deferred tax assets
Net operating loss carryforwards	$30,420	$39,896
Federal, state and foreign credit carryforwards	536	1,826
Capitalized costs	1,170	243
Accrued expenses and reserves	433	247
Deferred revenue	5,335	5,061
Depreciation	—	95
Other	38	42

Gross deferred tax assets	37,932	47,410
Deferred tax liabilities
Depreciation	(64)	—
Less: valuation allowance	(37,718)	(47,260)

Net deferred tax asset	$150	$150

At December 31, 2003 and 2004, the Company had federal net operating loss carryforwards of approximately $62,900 and $85,684, respectively, which may be available to offset future federal income tax liabilities and will expire at various dates through 2024, if not utilized. As of December 31, 2003 and 2004, the Company had federal research and development credit carryforwards of approximately $438. As of December 31, 2003 and 2004, the Company had state research and development credit carryforwards of approximately $168 and $78, respectively. The federal and state research and development credit carryforwards will expire at various dates through 2020, if not utilized.

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

As required under SFAS No. 109, the Company regularly monitors and assesses the realization of its deferred tax assets considering all available evidence, both positive and negative. As a result, the Company has evaluated the positive and negative evidence bearing upon the realizability of its net deferred tax assets and have determined that it is more likely than not that the Company will not recognize the benefits of all of its deferred tax assets and, therefore, established a valuation allowance for the majority of such assets, which is comprised principally of net operating losses, deferred revenue and credits. At December 31, 2003 and 2004 the Company recorded a valuation allowance of approximately $37,718 and $47,260, respectively, against its net deferred tax assets in the United States and certain foreign jurisdictions due to the uncertainty of realization of those assets as a result of the recurring and cumulative losses from operations.

Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as well as similar state and foreign provisions. These ownership changes may limit the amount of net operating loss and credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. Subsequent ownership changes could further affect the limitation in future years. These annual limitation provisions may result in the expiration of certain net operating losses and credits before utilization.

As a result of continued losses from operations, the valuation allowance increased for the years ended December 31, 2002, 2003 and 2004 by $4,864, $8,472 and $9,542, respectively.

At December 31, 2003 and 2004, the Company had German net operating loss carryforwards of approximately $13,831 and $14,811, respectively, which may be carried forward indefinitely. At December 31, 2003 and 2004, the Company had Canadian research and development related credit carryforwards of approximately $180 and $1,796, respectively, which will expire at various dates through 2014.

The American Jobs Creation Act of 2004 (the “Act”) was signed into law on October 22, 2004. The Act contains numerous amendments and additions to the U.S. corporate income tax rules. None of these changes, either individually or in aggregate, are expected to have any significant effect on the Company’s income tax liability.

13. Employee Benefit Plans

In 1999, the Company adopted a 401(k) defined contribution plan (the “401(k) Plan”) that is available to all of its employees residing in the United States. Participants can voluntarily contribute a portion of their compensation to the 401(k) Plan, up to a maximum amount, as defined in the 401(k) Plan Agreement. The Company may contribute to the 401(k) Plan at the discretion of its Board of Directors. In 2002, 2003, and 2004, the Company made contributions to the 401(k) Plan of $144, $176 and $106, respectively.

In 2002, the Company adopted a Registered Retirement Savings Plan (“RRSP”) and a defined contribution Deferred Profit Sharing Plan (“DPSP”) to all its employees residing in Canada (the “Canadian Plan”). Participants can voluntarily contribute a portion of their compensation to the RRSP subject to the limitations imposed by Canadian tax authorities. The Company may contribute to the DPSP, at its discretion, an amount matching the employees’ contribution to a maximum of five percent of their annual salary, subject to certain vesting requirements. In 2002, 2003, and 2004, the Company made contributions to the Canadian Plan of $20, $59, and $66, respectively.

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

In 2002, the Company adopted a pension plan available to all of its employees residing in Germany (the “German Plan”). Participants can voluntarily contribute a portion of their compensation to the pension plan, up to 100 percent of their salary. The Company may contribute to the pension plan, at its discretion, up to a maximum of forty percent of the first six percent of the employee’s salary through 2004, subject to certain vesting requirements. Subsequent to 2004, the Company’s contribution may be revised every year at the discretion of the Company’s Board of Directors. In 2002, 2003, and 2004, the Company made contributions to the German Plan of $16, $29, and $36, respectively.

14. Commitments and Contingencies

Operating Leases

The Company’s principal administrative facilities are located in Wellesley, Massachusetts with additional facilities in Langenfeld, Germany and Ottawa, Canada.

Rental expense recorded during 2002, 2003 and 2004 was approximately $1,636, $1,941, and $1,672, respectively. Future minimum lease payments under the Company’s operating leases are as follows:

Years Ending December 31,
2005	$1,859
2006	1,712
2007	1,693
2008	1,683
2009	806
Thereafter	1,783

Total lease payments	$9,536

Guarantees

The Company has entered into a number of standard indemnification agreements in the ordinary course of its business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Company’s business partners or customers, in connection with any U.S. patent or any copyright or other intellectual property infringement claim by any third party with respect to the Company’s products. The term of these indemnification agreements is generally perpetual from the date of execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. Since inception, the Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. The Company has no liabilities recorded for these agreements as of December 31, 2004.

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

15. Significant Research and Development and Licensing Agreements

Revenue recognized under the Company’s collaborative research and development agreements for the years ended December 31, 2002, 2003, and 2004, is as follows:

	Cash Received	Revenue Recognized for the Year Ended December 31,			Remaining Deferred Revenue

Collaborative Agreements	2002 - 2004	2002	2003	2004

GlaxoSmithKline
Fees amortized over performance period	$2,500	$637	$687	$662	$11,592
Milestones recognized when earned	2,375	2,375	—	—	—
Cost reimbursement	22	—	22	—	—

sanofi-aventis
Fees amortized over performance period	3,000	3,527	3,527	—	—
Milestones recognized when earned	7,000	2,000	—	5,000	—
Cost reimbursement	214		122	92	—

Chiron Corporation
Fees amortized over performance period	1,050	—	6	67	977
Cost reimbursement	28	—	—	28	—
Other	327	78	134	115	—

Total	$16,516	$8,617	$4,498	$5,964	$12,569

Since the inception of these agreements through December 31, 2004, the Company has received $34,119 under collaborative research agreements with these three parties.

GlaxoSmithKline

The Company has licensed its vaccine adjuvant, VaxImmune, to GlaxoSmithKline to be used in the fields of cancer and infectious disease vaccines. The Company has a co-exclusive license agreement with GlaxoSmithKline to develop and commercialize several preventative and therapeutic infectious disease vaccines, as well as a non-exclusive agreement to develop and commercialize vaccines for three cancer indications. Under the terms of these agreements, the Company is entitled to receive payments representing upfront and various option payments, development and regulatory milestones and royalties based on product sales. GlaxoSmithKline has initiated two clinical trials combining VaxImmune with their vaccines.

Because the Company’s license agreements grant GlaxoSmithKline rights to present and future know-how related to the Company’s TLR Therapeutic product candidates, the Company defers nonrefundable license fees and amortizes them and related expense over the lives of these agreements, estimated to be twenty years.

During the period covered by these consolidated financial statements, the Company received payments totaling approximately $4,897 from GlaxoSmithKline including:

•	$500 received in 2003 upon the achievement of a milestone, which did not meet the Company’s revenue recognition criteria of a substantive milestone (this payment was deferred and is being recognized as collaborative research and development revenue as the Company performs under the associated agreement);

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

•	$2,000 received in 2002 related to an upfront license fee (this payment was deferred and is being recognized as collaborative research and development revenue over the remaining lives of the respective agreements); and

•	$2,375 received in 2002 upon attainment of two patent milestones, which was fully recognized as collaborative research and development revenue in 2002 since they were considered substantive milestones.

Included in the caption “Fees amortized over performance period” above is approximately $537 for each of the years ended December 31, 2002, 2003 and 2004 related to cash received in years prior to 2002 from license and option fees.

sanofi-aventis

The Company has granted sanofi-aventis a worldwide, exclusive license for TLR Therapeutics for the treatment of asthma, allergic rhinitis and chronic obstructive pulmonary disease. This collaboration also included a drug discovery program to screen and evaluate TLR Therapeutic product candidates for the indications above.

The Company is entitled to receive payments upon the achievement of certain regulatory and commercial milestones by sanofi-aventis, as well as royalties based on net product sales from the selected TLR Therapeutic product candidates that the Company designed specifically for them.

In 2003, the Company completed its efforts, which began in 2001, under the drug discovery program. Sanofi-aventis selected two candidates from this program for further clinical development. Sanofi-aventis holds all rights in these product candidates.

During the period covered by these consolidated financial statements, the Company has received payments totaling approximately $10,214 from sanofi-aventis including:

•	$3,000 received for services rendered under the Company’s screening agreement in 2002 (these payments were deferred and have been recognized as collaborative research and development revenue over the term of the drug development program); and

•	$2,000 received in 2002 and $5,000 received in 2004 upon the achievement of clinical milestones (these amounts were recognized as collaborative research and development revenue upon receipt).

As a result of completing the drug development program in 2003, no deferred revenues remain.

Chiron Corporation

The Company has a non-exclusive worldwide license agreement with Chiron Corporation (“Chiron”) to incorporate VaxImmune into multiple vaccine candidates for use in certain prophylactic infectious disease fields. The agreement provides for payments upon achievement of development and regulatory milestones and royalties from sales of vaccine products developed. The agreement also grants rights to future products and know-how.

During the period covered by these consolidated financial statements, the Company received payments totaling approximately $1,078 from Chiron including:

•	$1,000 received as an upfront payment in January 2004 upon entering into the agreement, which was deferred and is being recognized as collaborative research and development revenue over our performance period; and

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

•	$50 received in 2004 as an annual maintenance payment, creditable against future milestone payments. Accordingly, this payment has been deferred and is being recognized as collaborative research and development revenue over our performance period.

Merial Limited

The Company originally granted Qiagen, its corporate co-founder and a shareholder, a worldwide exclusive license for the development and commercialization of the Company’s technology in the field of veterinary products. In 2003 this agreement was amended and assigned by Qiagen to Merial Limited (“Merial”), a joint venture between Merck & Co. and sanofi-aventis. Under the terms of the license agreement, Merial is required to pay the Company royalty payments on product sales and a milestone payment upon Merial’s first regulatory approval of a licensed product in the U.S. No material royalty fees or milestone payments were earned under this agreement in 2002, 2003 or 2004.

Government Contracts and Grants

U.S. Defense Advanced Research Projects Agency (DARPA), part of the Department of Defense

The Company has a $12,000 cost reimbursement contract, as amended, to support the development of enhanced vaccines against biowarfare agents, including anthrax, using its vaccine adjuvant, VaxImmune. This contract expires in August 2005. The Company has recognized revenues under this contract of approximately $5,582, $1,874 and $3,826 in 2002, 2003 and 2004, respectively.

U.S. National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH)

The Company has a $6,250 grant with the NIAID to perform research and preclinical development in the area of pulmonary innate immune activation for biodefense. This grant extends through February 2006. The Company has recognized revenues under this grant of approximately $177 and $2,333 in 2003 and 2004, respectively.

In 2004 the Company was awarded a $16,902, five-year contract to perform research in the area of innate immune receptors and vaccine adjuvant discovery for defense against bioterror agents. The Company recognized revenues of approximately $1,976 in 2004 under this contract.

Funding of the above mentioned government contracts and grants beyond the U.S. government’s current fiscal year are subject to congressional appropriations.

Technology In-Licenses

Ottawa Health Research Institute

The Company has an exclusive worldwide license agreement with the Ottawa Health Research Institute (“OHRI”) to develop and commercialize products using technology developed by OHRI in vaccines. In conjunction with an amendment to this license in 2001, the Company issued OHRI 40,000 shares of its common stock. The agreement requires royalty payments on the sale of products covered by the licensed technology. The Company has the right to grant sublicenses to third parties and is required to pay OHRI part of any sublicense revenue received.

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

University of Iowa Research Foundation

The Company has an exclusive worldwide license agreement with the University of Iowa Research Foundation (“UIRF”), to develop and commercialize products covered by certain technology patented by UIRF. This technology was developed by the Company’s scientific co-founder, while he was at the University of Iowa, among others. The agreement requires minimum annual license maintenance fees of $150 beginning in 2003. The Company is obligated to pay UIRF royalty payments on net sales of its products incorporating the licensed technology. The Company has the right to grant sublicenses to third parties and is required to pay UIRF a royalty on any sublicense proceeds.

UIRF agreed to the deferral of past due royalties of $1,625 and $2,275 at December 31, 2003 and 2004, respectively, along with interest at five percent compounded annually. UIRF has the right to request payment at anytime. UIRF also has the right to convert all or part of deferred payments into shares of the Company’s common stock based on a conversion price of $6.80 upon the consummation of an IPO. This conversion right will terminate on the later of:

i) six months following the consummation of the Company’s IPO, or

ii) six months following any lock-up agreement to which UIRF may be bound.

The liability has been recorded at the cash settlement amount.

16. Subsequent Events (Unaudited)

Pfizer

In 2005 the Company entered into an exclusive worldwide license agreement with Pfizer Inc. to develop, manufacture and commercialize ProMune. Under the terms of the agreement, Pfizer made an initial payment of $50,000 in May 2005 (unaudited) upon antitrust clearance with the potential for additional milestone payments, plus royalties based on the successful development and commercialization of ProMune.

In the second quarter of 2005, the Company will pay UIRF $6,500 and OHRI $150 for royalties related to the $50,000 received from Pfizer.

Under the patent policy of the University of Iowa, Dr. Krieg, our scientific co-founder and Chief Scientific Officer, will receive approximately $870 of the payment that we make to UIRF in royalties related to the $50,000 we received from Pfizer under our license agreement.

2005 Stock Plans

Our 2005 Stock Plan was adopted by the compensation committee of our Board of Directors on June 30, 2005 and approved by our stockholders on                          , 2005 and will become effective upon completion of our initial public offering. Our 2005 Stock Plan provides for the grant of incentive stock options, nonqualified stock options, restricted and unrestricted stock awards and other stock-based awards. Upon effectiveness, 11,000,000 shares of our common stock will be reserved for issuance under our 2005 Stock Plan, plus the number of shares of common stock, if any, that are presently subject to awards under our 1997 Plan but which become unissued upon the cancellation, surrender or termination of such award for any reason whatsoever.

Coley Pharmaceutical Group, Inc.

Notes to Consolidated Financial Statements—(Continued)

(In thousands, except share data)

Notwithstanding the foregoing, a maximum of 11,711,523 shares, subject to adjustment for stock splits and similar capital changes, may be issued as awards pursuant to our 2005 Stock Plan.

Effective June 9, 2005, our Board of Directors approved a policy under which each outside Director will automatically receive an option to purchase 100,000 shares of our common stock upon initial appointment to our Board of Directors. These options vest as to 25% of the grant on the first anniversary of the grant and monthly thereafter for three years, provided that each Director continues to serve as a member of the Board of Directors. In addition, at the first meeting of the Board of Directors following each annual stockholders’ meeting, each outside Director will receive an option to purchase 25,000 shares of our common stock which shall vest in full on the first anniversary of the date of grant of the option, subject to the outside Director’s continued service as a Director. The exercise price of these options will equal the fair market value of our common stock on the date of grant.

[INSIDE BACK COVER]

Through and including                     , 2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

JPMorgan

Lazard Capital Markets

Leerink Swann & Company

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of the various costs and expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC Registration Fee, the Nasdaq National Market Listing Fee and the NASD Filing Fee.

SEC Registration Fee		$13,535.50
Nasdaq National Market Listing Fee		*
NASD Filing Fee		12,000.00
Printing and Engraving Fees		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Our restated certificate of incorporation and restated bylaws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of Coley Pharmaceutical Group, Inc. or is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article NINTH of our restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; and

•	from any transaction from which the director derived an improper personal benefit.

We carry insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers. In addition, we expect to enter into indemnification agreements with each of our directors and executive officers prior to completion of the offering.

Additionally, reference is made to the Purchase Agreement filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriters of Coley Pharmaceutical Group, Inc., our directors and officers who sign the registration statement and persons who control Coley Pharmaceutical Group, Inc., under certain circumstances.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have sold the following securities that were not registered under the Securities Act. No underwriters were employed by us in connection with any of these transactions.

Issuances of Capital Stock and Warrants

The sale and issuance of the securities set forth below were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) or Regulation D promulgated thereunder.

1.	Between August 19, 2003 and September 24, 2003, we issued and sold 24,600,073 shares of our Series F Convertible Preferred Stock at a purchase price per share of $1.42276 to 67 accredited investors for an aggregate purchase price of $34,999,999.86.

2.	On August 19, 2003, in connection with the issuance of Series F Convertible Preferred Stock, we issued warrants to 56 accredited investors to purchase 6,325,718 shares of our common stock at a purchase price of $1.42276 per share.

3.	On September 24, 2003, in connection with the issuance of Series F Convertible Preferred Stock, we amended and restated the warrants issued on August 19, 2003 such that they represented the right to purchase 7,312,402 shares of our common stock at a purchase price of $1.23078 per share. At the same time, we issued warrants to 13 accredited investors (of which two had already purchased warrants on August 19, 2003) to purchase 1,218,732 shares of our common stock at a purchase price of $1.23078 per share.

4.	On December 11, 2003, we issued a warrant to purchase 37,954 shares of Series F Convertible Preferred Stock to an accredited investor.

5.	Between August 31, 2004 and September 9, 2004, we issued and sold 20,476,068 shares of our Series G Convertible Preferred Stock at a purchase price per share of $1.23078 to 52 accredited investors for an aggregate purchase price of $25,201,534.96.

6.	On August 19, 2004 and September 24, 2004, we issued an aggregate amount of 1,722,034 shares of Series F Convertible Preferred Stock having an aggregate value of $2,450,041.09 as an accruing dividend to holders of our Series F Convertible Preferred Stock.

Certain Grants and Exercises of Stock Options

The sale and issuance of the securities described below were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

Pursuant to our stock plans and certain stand-alone stock option agreements, we have issued options to purchase an aggregate of 12,593,527 shares of common stock. Of these options:

•	options to purchase 825,072 shares of common stock have been canceled or lapsed without being exercised;

•	options to purchase 1,766,600 shares of common stock have been exercised; and

•	options to purchase a total of 10,001,855 shares of common stock are currently outstanding, at a weighted average exercise price of $0.60 per share.

Item 16. Exhibits and Financial Statement Schedules.

Exhibits

Exhibit Number	Description of Exhibit
1.1@	Form of Purchase Agreement.

3.1@	Fourth Amended and Restated Certificate of Incorporation of the Registrant.

3.2*	Restated Certificate of Incorporation of the Registrant to be filed upon completion of this offering.

3.3@	Amended and Restated By-Laws of the Registrant.

3.4*	Restated By-Laws of the Registrant to be effective upon completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2@	Third Amended and Restated Investor Rights Agreement, dated as of August 30, 2004, by and among the Registrant and certain stockholders of the Registrant.

4.3@	Form of Common Stock Warrant, together with a schedule of warrantholders.

4.4@	Form of Series C Preferred Stock Warrant, together with a schedule of warrantholders.

4.5@	Series F Preferred Stock Warrant issued to General Electric Capital Corporation.

5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.

10.1@	1997 Employee, Director and Consultant Stock Option Plan.**

10.2.1@	Form of Initial Employment Incentive Stock Option Agreement

10.2.2@	Form of Incentive Stock Option Agreement

10.2.3@	Form of Non-Qualified Stock Option Agreement

10.3.1@	Amendment No. 1 to the Stock Option Agreement, dated March 1, 2000

10.3.2@	Amendment No. 2 to the Stock Option Agreement, dated September 19, 2002

10.4*	2005 Stock Plan.

10.5@	401(k) Plan.

10.6@	Letter Agreement, dated May 6, 1998, by and between the Registrant and Robert L. Bratzler.

10.7@	Amendment No. 1 to Letter Agreement, dated November 14, 2000, by and between the Registrant and Robert L. Bratzler.

Exhibit Number	Description of Exhibit

10.8@	Participation Agreement, dated February 25, 1998, between Coley Pharmaceutical GmbH and Technologie-Beleiligungs-Gesellschaft.

10.9@	Co-Operation Agreement, dated February 25, 1998, between the Registrant and Technologie-Beleiligungs-Gesellschaft.

10.10@	Amended and Restated Loan and Pledge Agreement, dated April 10, 2002, by and between the Registrant and Arthur M. Krieg.

10.11@	Amended and Restated Promissory Note, dated April 10, 2002, by and between the Registrant and Arthur M. Krieg.

10.12	[Reserved]

10.13*	Form of Restated and Amended Change of Control and Severance Agreement.

10.14@	Form of Change of Control Agreements, together with a list of parties thereto.

10.15@	Form of Non-Employee Director Change of Control Agreement, together with a list of parties thereto.

10.16+@	License Agreement, dated March 31, 1997, by and between the Registrant and the University of Iowa Research Foundation.

10.17+@	Amendment to License Agreement, dated March 7, 2001, by and between the Registrant and the University of Iowa Research Foundation.

10.18+	License Agreement, dated September 1, 1998, by and between the Registrant and Loeb Health Research Institute at the Ottawa Hospital.

10.19+	Amendment to License Agreement, dated September 25, 2001, by and between the Registrant and Loeb Health Research Institute at the Ottawa Hospital.

10.20+	Strategic Alliance: License Agreement (Infectious Diseases), dated December 18, 1998, by and between the Registrant and SmithKline Beecham PLC.

10.21+@	Amendment No. 1 to the License Agreement (Infectious Diseases), dated December 18, 1999, by and between the Registrant and SmithKline Beecham PLC.

10.22+@	Strategic Alliance: Non-Exclusive License Agreement (Breast, Prostate and Lung Cancer), dated November 12, 2002, by and between the Registrant and Glaxo Group Limited.

10.23+@	Amended and Restated Product Development and License Agreement, dated December 21, 2001, by and between the Registrant and Aventis Pharmaceuticals, Inc.

10.24+@	Amendment No. 1 to Amended and Restated Product Development and License Agreement, dated August 6, 2003, by and between the Registrant and Aventis Pharmaceuticals Inc.

10.25+	Amended and Restated License Agreement, dated February 1, 2003, by and between the Registrant and QIAGEN GmbH.

10.26+@	License Agreement, dated June 25, 2003, by and between the Registrant and the University of Iowa Research Foundation

10.27+	Non-Exclusive License Agreement, dated December 22, 2003, between the Registrant and Chiron Corporation.

10.28	[Reserved.]

10.29+	Stock Purchase Agreement, dated March 16, 2005, between the Registrant and Pfizer Inc.

10.30+	License Agreement, dated March 16, 2005, among the Registrant and Pfizer Inc.

10.30.1+@	Amendment No. 1 to the License Agreement and Screening and Evaluation Agreement, dated April 21, 2005, among the Registrant and Pfizer Inc.

Exhibit Number	Description of Exhibit

10.31+	Screening and Evaluation Agreement, dated March 16, 2005, by and between the Registrant and Pfizer Inc.

10.32@	Master Lease Agreement, dated November 13, 2001, between the Registrant and General Electric Capital Corporation.

10.33@	Master Security Agreement, dated February 5, 2003, between Coley Pharmaceutical Group, Ltd. and GE Canada Equipment Financing G.P.

10.34+	Defense Advance Research Projects Agency (“DARPA”) Contract Award, dated December 6, 2002.

10.35@	Grant #1-U01-A1057264-01, dated June 21, 2004, by and between the Registrant and the National Institutes of Health.

10.36+	Contract #HHSN266200400044C/N01-40044, dated June 30, 2004, by and between the Registrant and National Institute of Allergy and Infectious Diseases.

10.37@	Sublease, dated March 8, 2001, between the Registrant and Harvard Pilgrim Health Care, Inc.

10.38@	First Amendment to Sublease, dated February 21, 2003, by and between the Registrant and Harvard Pilgrim Health Care, Inc.

10.39@	Second Amendment to Sublease, dated June 30, 2003, by and between the Registrant and Harvard Pilgrim Health Care, Inc.

10.40@	Amended and Restated Landlord Consent to Sub-Sublease, dated February 21, 2003, by and among the Registrant, Wellesley Gateway LLC and Harvard Pilgrim Health Care, Inc.

10.41@	Second Amended and Restated Landlord Consent to Sub-Sublease, dated June 30, 2003, by and among the Registrant, Wellesley Gateway LLC and Harvard Pilgrim Health Care, Inc.

10.42+	Indenture, dated June 26, 2002, between the Registrant, Kanata Research Park Corporation and Coley Pharmaceutical Group, Ltd.

10.43@	Amendment to Lease, dated October 4, 2002, by and among the Registrant, Kanata Research Park Corporation and Coley Pharmaceutical Group, Ltd.

10.44@	Amendment to Lease, dated May 22, 2003, between the Registrant, Kanata Research Park Corporation and Coley Pharmaceutical Group, Ltd.

10.45@	Tenancy Agreement, dated February 21, 2001, between Coley Pharmaceutical GmbH and GL Gewerbepark Langenfeld KG.

10.46@	Tenancy Agreement, dated June 28, 2000, between Coley Pharmaceutical GmbH and Paeschke Immobilienund Vermogensverwaltungen GmbH & Co. KG.

10.47@	Supplementary Agreement to Tenancy Agreement, dated December 22, 2000, by and between Coley Pharmaceutical Gmbh and Paeschke Immobilienund Vermogensverwaltungen GmbH & Co. KG.

21@	Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers, LLP

23.2*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1)

24.1@	Powers of Attorney (See signature page)

*	To be filed by amendment.

@	Previously filed.
+	Portions of the exhibits have been omitted pursuant to a confidential treatment request and this information has been filed separately with the Commission.
**	Denotes management compensation plan or contract.

Financial Statement Schedules

Financial Statement Schedules are omitted because the information is included in our financial statements or notes to those financial statements.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wellesley, Massachusetts, on July 8, 2005.

COLEY PHARMACEUTICAL GROUP, INC.

By:	/s/ ROBERT L. BRATZLER
Robert L. Bratzler, Ph.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ ROBERT L. BRATZLER, PH.D. Robert L. Bratzler, Ph.D.	President, Chief Executive Officer and Director (principal executive officer)	July 8, 2005

/s/ CHARLES ABDALIAN Charles Abdalian	Chief Financial Officer (principal financial and accounting officer)	July 8, 2005

* Kenneth Bate	Director	July 8, 2005

* Gert Caspritz, Ph.D.	Director	July 8, 2005

* Robert E. Cawthorn	Director	July 8, 2005

* Anthony Evnin, Ph.D.	Director	July 8, 2005

* Manfred Karobath, M.D.	Director	July 8, 2005

* James E. Thomas	Director	July 8, 2005

*By:	/s/ ROBERT L. BRATZLER
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1@	Form of Purchase Agreement.

3.1@	Fourth Amended and Restated Certificate of Incorporation of the Registrant.

3.2*	Restated Certificate of Incorporation of the Registrant to be filed upon completion of this offering.

3.3@	Amended and Restated By-Laws of the Registrant.

3.4*	Restated By-Laws of the Registrant to be effective upon completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2@	Third Amended and Restated Investor Rights Agreement, dated as of August 30, 2004, by and among the Registrant and certain stockholders of the Registrant.

4.3@	Form of Common Stock Warrant, together with a schedule of warrantholders.

4.4@	Form of Series C Preferred Stock Warrant, together with a schedule of warrantholders.

4.5@	Series F Preferred Stock Warrant issued to General Electric Capital Corporation.

5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.

10.1@	1997 Employee, Director and Consultant Stock Option Plan.**

10.2.1@	Form of Initial Employment Incentive Stock Option Agreement

10.2.2@	Form of Incentive Stock Option Agreement

10.2.3@	Form of Non-Qualified Stock Option Agreement

10.3.1@	Amendment No. 1 to the Stock Option Agreement, dated March 1, 2000

10.3.2@	Amendment No. 2 to the Stock Option Agreement, dated September 19, 2002

10.4*	2005 Stock Plan.

10.5@	401(k) Plan.

10.6@	Letter Agreement, dated May 6, 1998, by and between the Registrant and Robert L. Bratzler.

10.7@	Amendment No. 1 to Letter Agreement, dated November 14, 2000, by and between the Registrant and Robert L. Bratzler.

10.8@	Participation Agreement, dated February 25, 1998, between Coley Pharmaceutical GmbH and Technologie-Beleiligungs-Gesellschaft.

10.9@	Co-Operation Agreement, dated February 25, 1998, between the Registrant and Technologie-Beleiligungs-Gesellschaft.

10.10@	Amended and Restated Loan and Pledge Agreement, dated April 10, 2002, by and between the Registrant and Arthur M. Krieg.

10.11@	Amended and Restated Promissory Note, dated April 10, 2002, by and between the Registrant and Arthur M. Krieg.

10.12	[Reserved]

10.13*	Form of Restated and Amended Change of Control and Severance Agreement.

10.14@	Form of Change of Control Agreements, together with a list of parties thereto.

10.15@	Form of Non-Employee Director Change of Control Agreement, together with a list of parties thereto.

10.16+@	License Agreement, dated March 31, 1997, by and between the Registrant and the University of Iowa Research Foundation.

Exhibit Number	Description of Exhibit

10.17+@	Amendment to License Agreement, dated March 7, 2001, by and between the Registrant and the University of Iowa Research Foundation.

10.18+	License Agreement, dated September 1, 1998, by and between the Registrant and Loeb Health Research Institute at the Ottawa Hospital.

10.19+	Amendment to License Agreement, dated September 25, 2001, by and between the Registrant and Loeb Health Research Institute at the Ottawa Hospital.

10.20+	Strategic Alliance: License Agreement (Infectious Diseases), dated December 18, 1998, by and between the Registrant and SmithKline Beecham PLC.

10.21+@	Amendment No. 1 to the License Agreement (Infectious Diseases), dated December 18, 1999, by and between the Registrant and SmithKline Beecham PLC.

10.22+@	Strategic Alliance: Non-Exclusive License Agreement (Breast, Prostate and Lung Cancer), dated November 12, 2002, by and between the Registrant and Glaxo Group Limited.

10.23+@	Amended and Restated Product Development and License Agreement, dated December 21, 2001, by and between the Registrant and Aventis Pharmaceuticals, Inc.

10.24+@	Amendment No. 1 to Amended and Restated Product Development and License Agreement, dated August 6, 2003, by and between the Registrant and Aventis Pharmaceuticals Inc.

10.25+	Amended and Restated License Agreement, dated February 1, 2003, by and between the Registrant and QIAGEN GmbH.

10.26+@	License Agreement, dated June 25, 2003, by and between the Registrant and the University of Iowa Research Foundation

10.27+	Non-Exclusive License Agreement, dated December 22, 2003, between the Registrant and Chiron Corporation.

10.28	[Reserved.]

10.29+	Stock Purchase Agreement, dated March 16, 2005, between the Registrant and Pfizer Inc.

10.30+	License Agreement, dated March 16, 2005, among the Registrant and Pfizer Inc.

10.30.1+@	Amendment No. 1 to the License Agreement and Screening and Evaluation Agreement, dated April 21, 2005, among the Registrant and Pfizer Inc.

10.31+	Screening and Evaluation Agreement, dated March 16, 2005, by and between the Registrant and Pfizer Inc.

10.32@	Master Lease Agreement, dated November 13, 2001, between the Registrant and General Electric Capital Corporation.

10.33@	Master Security Agreement, dated February 5, 2003, between Coley Pharmaceutical Group, Ltd. and GE Canada Equipment Financing G.P.

10.34+	Defense Advance Research Projects Agency (“DARPA”) Contract Award, dated December 6, 2002.

10.35@	Grant #1-U01-A1057264-01, dated June 21, 2004, by and between the Registrant and the National Institutes of Health.

10.36+	Contract #HHSN266200400044C/N01-40044, dated June 30, 2004, by and between the Registrant and National Institute of Allergy and Infectious Diseases.

10.37@	Sublease, dated March 8, 2001, between the Registrant and Harvard Pilgrim Health Care, Inc.

10.38@	First Amendment to Sublease, dated February 21, 2003, by and between the Registrant and Harvard Pilgrim Health Care, Inc.

10.39@	Second Amendment to Sublease, dated June 30, 2003, by and between the Registrant and Harvard Pilgrim Health Care, Inc.

Exhibit Number	Description of Exhibit

10.40@	Amended and Restated Landlord Consent to Sub-Sublease, dated February 21, 2003, by and among the Registrant, Wellesley Gateway LLC and Harvard Pilgrim Health Care, Inc.

10.41@	Second Amended and Restated Landlord Consent to Sub-Sublease, dated June 30, 2003, by and among the Registrant, Wellesley Gateway LLC and Harvard Pilgrim Health Care, Inc.

10.42+	Indenture, dated June 26, 2002, between the Registrant, Kanata Research Park Corporation and Coley Pharmaceutical Group, Ltd.

10.43@	Amendment to Lease, dated October 4, 2002, by and among the Registrant, Kanata Research Park Corporation and Coley Pharmaceutical Group, Ltd.

10.44@	Amendment to Lease, dated May 22, 2003, between the Registrant, Kanata Research Park Corporation and Coley Pharmaceutical Group, Ltd.

10.45@	Tenancy Agreement, dated February 21, 2001, between Coley Pharmaceutical GmbH and GL Gewerbepark Langenfeld KG.

10.46@	Tenancy Agreement, dated June 28, 2000, between Coley Pharmaceutical GmbH and Paeschke Immobilienund Vermogensverwaltungen GmbH & Co. KG.

10.47@	Supplementary Agreement to Tenancy Agreement, dated December 22, 2000, by and between Coley Pharmaceutical Gmbh and Paeschke Immobilienund Vermogensverwaltungen GmbH & Co. KG.

21@	Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers, LLP

23.2*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1)

24.1@	Powers of Attorney (See signature page)

*	To be filed by amendment.
@	Previously filed.
+	Portions of the exhibits have been omitted pursuant to a confidential treatment request and this information has been filed separately with the Commission.
**	Denotes management compensation plan or contract.